FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed
on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

PDF FILE FOR PRINTING

APPRAISAL REPORT

RJ-0187/09-01

1/2 COPIES

REPORT	RJ-0187/09-03
REFERENCE DATE:	March 31, 2009
REQUESTED BY:	**SADIA S.A.**, with head office located at Rua Senador Attilio Fontana, 86, Centro, in the city of Concordia, SC, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 20.730.099/0001-94, hereinafter called **SADIA**. **PERDIGÃO S.A.**, with head office located at Av. Escola Politécnica , 760 2° And, in the city of São Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 01.838.723/0001-27, hereinafter called **PERDIGÃO**.
OBJECT:	**SADIA S.A.** and **PERDIGÃO S.A.**, previously qualified.
PURPOSE:	Calculation of the Net Equities of **SADIA AND PERDIGÃO** at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (**APSIS**) was hired by **SADIA** and **PERDIGÃO** to calculate the Net Equities of **SADIA** and **PERDIGÃO** at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards. Appraisal calculations to assess the value of assets were devised on the basis of the income, asset and market approaches.

This report presents the market values of the companies' assets and liabilities used to adjust the book Net Equity of **SADIA** and **PERDIGÃO** through the assets approach.

ASSOCIATION BETWEEN PERDIGÃO AND SADIA: OPERATION SUMMARY

Perdigão and Sadia announced on May 19, 2009 the signature of an association agreement with the initial participation of both open capital companies and HFF Participações S.A. (HFF), an investment company, which shall own the majority of the common shares issued by Sadia in order to make a future unification of Sadia's and Perdigão's operations feasible through successive operations.

The association will result in BRF - Brasil Foods S.A. (BRF) with corporate headquarters in the city of Itajaí, Santa Catarina. The steps for creating and implementing this association are listed below.

A series of steps must be followed in order to complete the operation that will result in the association between Sadia and Perdigão. The steps for the operation are as follows:

1. Transfer of shares under Sadia's control (>51% of ONs) to the holding HFF Participações, a company that will have an initial investment from both Perdigão and Sadia.
2. To do so, Sadia's shareholders are obligated to purchase the shares from Concórdia Financeira, which will not have a part in HFF. Perdigão will change its name to BRF - Brasil Foods S.A. and will incorporate the HFF shares in the proportion of 0.166247 shares of BRF (Perdigão) for each 1 share of HFF.
3. Next, the incorporation of the other shares of Sadia by BRF will take place by the substitution ratio of 0.132998 ON shares of BRF for each 1 ON or PN share of Sadia.
4. Parallel to these events above, a public offering of shares will be carried out for raising funds of around R$ 4 billion with allocation priority given to the current Perdigão/BRF and Sadia shareholders if the incorporation of the shares from the latter still has not been completed.

The BRF shares and its ADRs will be listed on the Novo Mercado. Sadia's ADRs will be converted into BRF ADRs in the same proportion of the incorporation of the PNs. The operation will be submitted for approval to CADE and SDE.

Current Structure


Sadia
Controlling Share-holders
Market
SADIA
Concórdia Holding Financeira
Perdigão
Market
PERDIGÃO

Source: Perdigão

Transaction Steps [1]



1
Sale of Concórdia Holding Financeira
Control. Share-holders
HFF
Market
SADIA
Concórdia Holding Financeira
2
2) Incorporation of HFF's shares
Market
BRF
Exchange rate²: 0.166247
Sadia control.: R$ 5.59
Perdigão: R$ 33.66
100%
HFF
Market
SADIA
3
Incorporation of shares of remaining shareholders
Ex-Sadia's control. share holders
Market
BRF
Exchage rate²: 0.132998
Sadia market.: R$ 4.48
Perdigão: R$ 33.66
HFF
Market
SADIA

Note:

1 For illustration purposes only

2) Exchange ratio: BRF share for 1 Sadia share

Final Structure



BRF – Brasil Foods S.A.
Market
Ex-Control. Share-Holders Sadia
Market
BRF
100.0%
SADIA

Source: Perdigão

SUMMARY OF RESULTS

The tables below present an overview of the Net Equities at market prices of the companies involved in the operation, as of the base date of this report:

INCOME SUMMARY

VALUE (THOUSANDS REAIS) SADIA X PERDIGÃO

RELEVANT ACCOUNTS	ACCOUNTING		MARKET EQUITY	
	PERDIGÃO	SADIA	PERDIGÃO	SADIA
ASSETS	10,442,462	11,800,528	11,769,165	14,394,339
CURRENT ASSETS	4,234,563	3,557,592	4,286,185	3,676,707
LONG TERM ASSETS	546,253	3,584,896	545,081	3,584,896
FIXED ASSETS	5,661,646	4,658,040	6,937,899	7,132,736
LIABILITIES AND EQUITY	10,442,462	11,800,528	11,769,165	14,394,338
CURRENT LIABILITIES	3,192,848	6,409,979	3,192,848	6,409,979
LONG TERM LIABILITIES	3,358,685	5,342,468	3,358,452	5,804,765
EQUITY	3,890,929	48,081	5,217,865	2,179,595
TOTAL NUMBER OF STOCKS	206,528	672,951	206,528	672,951
R$ PER STOCK	18.839751	0.071448	25.264731	3.238861
EXCHANGE RELATION	0.003792	1.000000	0.128197	1.000000

Obs.: Quantity of PERDIGÃO's shares for 1 SADIA share.

ÍNDICE

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. (**APSIS**) was hired by SADIA and PERDIGÃO to calculate the Net Equities of SADIA and PERDIGÃO at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies according to law art. 264 of Lei nº. 6.404, de 15/12/1976 (Lei das S/A).

In preparing this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the clients. The estimates used in this process are based on documents and information which include, among others, the following:

- Bylaws or Articles of Incorporation of the companies;
- Financial statements of the group's companies;
- Organization chart and corporate holdings;
- List of permanent assets ;
- IAN (Annual Report) and ITR (Quarterly Report) of the companies;
- Set of architectural plans;
- Areas chart; and
- Documents with technical specifications of the equipment appraised.

Inspections of the operational sites were conducted in May, 2009.

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

- CESAR DE FREITAS SILVESTRE
  Accountant (CRC/RJ 044779/O-3)
- ANA CRISTINA FRANÇA DE SOUZA
  Civil Engineer
  Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)
- LUIZ PAULO CESAR SILVEIRA
  Mechanical engineer
  Master of Business Management (CREA/RJ 89.1.00165-1)
- MARCELO UNFER PARABONI
  Business manager
  Post-graduated in Financial Management (CRA/RJ 20-47.164-6)
- MARGARETH GUIZAN DA SILVA OLIVEIRA
  Civil engineer, (CREA/RJ 91.1.03035-3)
- RICARDO DUARTE CARNEIRO MONTEIRO
  Civil engineer
  Post-graduated in Economic Engineering (CREA/RJ 30137-D)
- SÉRGIO FREITAS DE SOUZA
  Economist (CORECON/RJ 23521-0)
- WASHINGTON FERREIRA BRAGA
  Accountant (CRC/RJ 024100-6 / CVM 6734)

2. PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

- The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.
- The professional fees of APSIS are not, in any way, subject to the conclusions of this report.
- The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.
- In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.
- To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.
- APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.
- For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.
- This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.
- The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.
- APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the operation to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.
- In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.
- The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA - Federal Council of Engineering, Architecture and Agronomy ad of the Legal Institute of Engineering.

3. RESPONSIBILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

- Our work was developed for use by the applicants aiming at the already described objectives. Therefore, it may be disclosed as part of the documents related to the acquisition of control of the SADIA and PERDIGÃO, with mention of this work in related publications being authorized. It may also be filed at the Brazilian Securities and Exchange Commission - CVM and at the U.S. Securities and Exchange Commission - SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

- We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading should not be drawn.

- We are not responsible for occasional losses to the applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

- The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

- This appraisal does not reflect events and their respective impacts, occurred after the date of issue of this report.

4. APPRAISAL METHODOLOGY

ASSETS APPROACH – NET EQUITY AT MARKET PRICES

This methodology derives from generally accepted accounting principles (PCGA), where financial statements are prepared based on the principle of historic or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

The application of this methodology contemplates, as a starting point, the book values of assets and liabilities and requires that some of these items be adjusted so as to reflect their probable realization values. The result from the application of this method may provide an initial basis towards the estimate of the company's value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company's net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assessment of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised on the basis of their fair market value, with a comparison being made between this amount and the book value (net balance).

The general appraisal criteria applied towards the adjustment of assets subject to an appraisal at market prices are detailed in Chapter 6 of this report.

After being duly analyzed, these adjustments are added to the book Net Equity value, thus establishing the market value of the company through the assets approach. The company's fair market value will be the Net Equity value after adjustments found for assets and liabilities appraised are contemplated.

It's worth pointing out that the identification and quantification of liabilities that were neither recorded nor disclosed by the Company's Management were not subject to our work.

In this appraisal, the methodology and scope adopted aimed at appraising a company's going concern. Therefore, expenses incurred in asset realization or liability requirements, as well as those related to the companies' bankruptcy or liquidation processes were not contemplated in the calculations.

MAIN APPRAISAL STAGES

- Reading and analysis of the companies' balances.
- Analysis of asset and liability accounts registered on the company's balance sheet, aiming at identifying accounts, which are subject to adjustments, as well as calculations and their probable market values.
- Adjustment of the companies' fixed assets through their respective market values on the basis of equity appraisals performed by Apsis.
- Adjustment of relevant intangible operating assets through their respective market values, on the basis of premises and appraisal criteria developed by Apsis.
- Application of the equity method of accounting to the net equities at market value of subsidiary and affiliated companies in order to calculate the value of investments.
- Calculation of the market value of the companies' net equity.

5. SADIA'S PROFILE

Company's General Profile

Sadia S.A. is one of the largest agro-industrial companies and producers of food in Latin America. Sadia S.A. ended 2008 with around 60,000 employees and in that year reached gross operating revenues of R$ 12.2 billion. Its export revenues this same year amounted to R$ 5.6 billion. Sadia is one of the largest companies in the sector of raising and slaughtering poultry, hogs, and turkey, producing frozen and chilled processed foods, as well as leading the segment of margarines. In the external market, it is one of the leaders in Brazilian exports of poultry.


Unidades Industriais
Pernambuco
Mato Grosso
Distrito Federal
Goiás
Minas Gerais
Rio de Janeiro
Paraná
São Paulo
Santa Catarina
Rio Grande do Sul

Source: Sadia

Sadia's operating structure includes 17 production plants and various sales offices and distribution centers spread throughout all of Brazil, as well as a factory in Russia and another one in Holland. The company also has sales offices abroad in Uruguay, England, Argentina, Chile, Germany, Russia, Turkey, the United Arab Emirates, Japan, China, and Panama.

The more than 680 products sold by Sadia in the internal market are found in 300,000 points of sales in Brazil and around 1,000 items are exported to more than 110 countries.


Overseas Offices

Source: Sadia

Distribuition Centers and Offices



Source: Sadia

According to its strategic plan, the company invested around R$ 1.8 billion in 2008. Of this total, R$ 650 million were spent in the segment of processed products, which had its production capacity increased by 33.5% in comparison with 2007. The poultry slaughtering capacity was expanded by around 24%, which called for investments of around R$ 674 million. One of the highlights for the year was another investment of R$ 334 million in the pork segment whose slaughtering capacity grew by almost 35%.

Sadia's capital is represented by 683 million shares of which 257 million are common shares and 426 million are preferred shares distributed among approximately 32,000 shareholders.

Short History of the Company

The history of Sadia S.A. begins in 1944 when Attilio Fontana, the founder, purchased Frigorífico Concórdia Ltda., which was a small wheat mill with capacity to process 6 metric tons a day and an unfinished hog slaughtering house located in the city of Concórdia, SC. At that point the company was called S.A. Indústria e Comércio Concórdia and latter on, in 1971, it took on the name of Sadia Concórdia S.A. Indústria e Comércio, at which time it went public.

Sadia S.A. has always kept food production as its business purpose. Its main raw material has been pork, chicken, beef, wheat, corn, and soybeans. Its activities make up a complete cycle: the supply of stock breeders and animals for slaughtering, farms for hog and poultry breeders, production of animal food, technical and veterinary assistance for the raw material supplier plants, meat packing plants for pork, chicken, turkey, and beef, production and sales to the internal and external market of processed meat and frozen and chilled processed foods, as well as pasta, margarines, and desserts.

Sadia optimized its expansion over its 60 years of operations, investing both in new activities and in new agribusiness frontiers, thus diversifying its portfolio in the vast array of products that the food segment offers.

Corporate Structure



Sadia S.A
Sadia International Ltd 100.00%
Rezende Óleo Ltd 100.00%
BIG FOOD Ind. Produtos Alimentícios Ltd 100.00%
Rezende Marketing & Comunicações Ltd 99.91%
Sadias Overseas 100.00%
Sadia GmbH 100.00%
Concórdia Holding Financeira 100.00%
Sadia Uruguay S.A 100.00%
Sadia Chile S.A 60.00%
Sadia Alimentos S.A 99.90%
Concórdia Foods Ltd (*) 100.00%
Sadias UK Ltd 100.00%
Concórdia S.A. C.V.M.C.C. 99.99%
Rezende Marketing & Comunicações Ltd 0.09%
Wellax Food Logistics C.P.A.S.U. Ld 100.00%
Sadia Foods G.m.b.H 100.00%
Qualy B.V 100.00%
Sadia Japan 100.00%
Sadia Panamá S.A 100.00%
Investeast Ltd 60.00%
Concórdia Ltd 100.00%

Source: Sadia

Capital Structure

Sadia's capital is represented by 683 million shares of which 257 million are common shares and 426 million are preferred shares distributed among approximately 32,000 shareholders.

Shareholders Structure

Shareholders	ON	%	PN	%	Total	%
Old Participações Ltda (Shareholders' Agreement)	26,751,658	10.41%	-	0.00%	26,751,658	3.92%
Sunflower Participações S.A. (Shareholders' Agreement)	36,288,959	14.12%	-	0.00%	36,288,959	5.31%
Shareholders' Agreement's Other Members	83,564,147	32.52%	13,124,570	3.08%	96,688,717	14.16%
PREVI - Caixa de Prev. dos Func. do Banco do Brasil	776,299	0.30%	49,271,970	11.57%	50,048,269	7.33%
Other Shareholders	104,918,937	40.82%	358,254,172	84.10%	463,173,109	67.81%
Treasury Shares	4,700,000	1.83%	5,349,288	1.26%	10,049,288	1.47%
Total	**257,000,000**	**100.00%**	**426,000,000**	**100.00%**	**683,000,000**	**100.00%**
	ON	**%**	**PN**	**%**	**TOTAL**	**%**
Free float	**105,681,106**	**41.12%**	**396,214,741**	**93.01%**	**501,895,847**	**73.48%**
Total	**257,000,000**	**100.00%**	**426,000,000**	**100.00%**	**683,000,000**	**100.00%**

Source: Sadia

Operating and Financial Results

The most recent results presented by Sadia are for 1Q09. During this period the company's net operating revenue reached R$ 2.458 million in 1Q09, 8.1% higher YoY, influenced by the good sales performance especially in MI. EBITDA reached R$63 million, 76% lower YoY with a 2.5% margin, -8.8 p.p., due to the strong pressure from costs and expenses associated with production adjustments. The net result, therefore, was a loss of R$ 239 million influenced mostly by expenses resulting from excessive leveraging.

Below are the main consolidated indicators in 1Q09 in thousands of R$:

	1Q08	1Q09	1Q09/ 1Q08
Gross Operating Revenue	2,587,283	2,862,535	10.6%
Domestic Market	1,387,507	1,702,361	22.7%
Export Market	1,199,776	1,160,174	-3.3%
Net Operating Revenue	2,274,529	2,458,133	8.1%
Gross Profit	538,296	386,237	-28.2%
Gross Margin	23.7%	15.7%	
EBIT	133,777	(58,566)	0.0%
EBIT Margin	5.9%	-2.4%	
Net Income	248,266	(239,196)	
Net Margin	10.9%	-9.7%	
EBITDA	256,937	62,502	-75.7%
EBITDA Margin	11.3%	2.5%	
Exports / Gross Revenue	46.4%	40.5%	

Source: Sadia

The numbers related to sales in 1Q09 were as follows:

Tons	1Q08	1Q09	1Q09/ 1Q08
Domestic Market	255,222	281,592	10.3%
Processed Products	214,128	231,069	7.9%
Poultry	27,070	32,813	21.2%
Pork	9,864	13,394	35.8%
Beef	4,160	4,316	3.8%
Export Market	277,929	248,718	-10.5%
Processed Products	28,973	24,015	-17.1%
Poultry	216,064	195,987	-9.3%
Pork	23,206	23,199	0.0%
Beef	9,686	5,517	-43.0%
Total	533,151	530,310	-0.5%

Source: Sadia

Tons	1Q08	1Q09	1Q09/ 1Q08
Domestic Market	255,222	281,592	10.3%
Processed Products	214,128	231,069	7.9%
Poultry	27,070	32,813	21.2%
Pork	9,864	13,394	35.8%
Beef	4,160	4,316	3.8%
Export Market	277,929	248,718	-10.5%
Processed Products	28,973	24,015	-17.1%
Poultry	216,064	195,987	-9.3%
Pork	23,206	23,199	0.0%
Beef	9,686	5,517	-43.0%
Total	533,151	530,310	-0.5%

Source: Sadia

Sadia's indebtedness on March 31, 2009 is detailed in the following table:

	ASSETS	LIABILITIES	NET DEBT
SHORT TERM	2,428.6	5,668.5	3,239.9
Local Currency	818.8	1,797.5	978.7
Foreign Currency	1,609.8	3,871.0	2,261.2
LONG TERM	159.9	3,734.9	3,574.9
Local Currency	159.9	1,116.7	956.8
Foreign Currency	0.0	2,618.1	2,618.1
NET FINANCIAL INDEBTEDNESS	2,588.6	9,403.4	6,814.8

In millions of R$

Source: Sadia

The yearly comparison of Sadia's numbers is summarized below:

Main Indicators						
R$ thousand	2003	2004	2005	2006	2007	2008
Gross Operating Revenue	5,855,435	7,176,546	8,327,999	7,940,480	9,909,973	12,191,896
Domestic Market	3,195,807	3,732,013	4,251,675	4,482,017	5,319,918	6,606,836
Foreign Market	2,659,628	3,584,533	4,076,324	3,458,463	4,590,055	5,585,060
Net Operating Revenue	5,292,124	6,307,473	7,318,438	6,876,701	8,708,141	10,728,642
Gross Profit	1,553,769	1,845,204	2,007,376	1,691,484	2,396,011	2,619,265
Gross Margin	29.40%	29.30%	27.40%	24.60%	27.52%	24.41%
Earnings Before Interest and Income Tax - EBIT	369,882	601,728	640,834	343,756	730,296	697,413
EBIT Margin	7.00%	9.50%	8.80%	5.00%	8.44%	6.48%
Earnings Before Income Tax, Depreciation and Amortization- EBITDA	648,737	842,557	895,527	658,437	1,172,439	1,164,222
EBITDA Margin	12.30%	13.40%	12.20%	9.60%	13.46%	10.85%
Net Income	446,763	438,736	657,339	376,588	768,348	(2,484,834)
Net Margin	8.40%	6.90%	9.00%	5.50%	8.82%	(23.16%)
Total Assets	5,487,666	5,725,817	6,495,437	7,576,351	8,624,919	13,658,991
Shareholders' Equity	1,487,422	1,777,848	2,223,649	2,456,258	3,183,836	470,884
Net Debt / Shareholders' Equity	23.90%	17.80%	18.80%	53.60%	22.3%	1448.3%
Net Debt / EBITDA	0.5	0.4	0.5	2	0.6	5.8
Investments	170,22	246,444	865,992	1,055,378	1,100,000	1,815,000
Shareholders' Gross Compensation	150,454	148,31	205,339	118,92	207	97,638
Number of Shares (million)	683	683	683	683	683	683
Earning per Share	0.65	0.64	0.96	0.55	1.14	(3.69)
Market Value	2,718,340	4,084,340	4,507,802	4,890,282	6,911,960	2,561,250
Employees	34,4	40,6	45,281	47,49	52,422	60,58
Net Income per Employee	152	155	161	145	166	177
Productivity per Employee (ton / year)	52.2	50	48.9	49.3	40.8	38.4

Source: Sadia

Operational Structure	2007	2008
Industrial Units	14	19
Customers - Domestic Market	108	125
Customers - Export Market	645	628
Chicken Slaughtering (million heads /year)	726	813
Turkey Slaughtering (million heads /year)	26	28
Hog Slaughtering (million heads /year)	4	5
Processed Products Production (thousand tons /year)	878	992
Chicken Production (thousand tons /year)	1	1
Turkey Production (thousand tons /year)	186	218
Pork Production (thousand tons /year)	418	467
Animal Feed Production (thousand tons /year)	5	6
Integrated Poultry Producers (thousand)	6.3	6.9
Integrated Hog Producers (thousand)	3.4	3.2

Source: Sadia

6. PERDIGÃO'S PROFILE

Company's General Profile

Perdigão S.A. is one of the largest companies in Brazil in the food industry with a focus on the production and sales of poultry, pork, and beef products and derivatives, as well as milk, dairy products, and processed foods. It has a vertically integrated business that produces more than 2,500 items (SKUs), which are distributed to clients in Brazil and to more than 110 countries.

Its products currently include:

- ✓ Whole chickens and frozen chicken cuts
- ✓ Pork cuts and frozen beef cuts
- ✓ Processed foods such as whole chickens and marinated frozen chicken cuts, special poultry (sold under the brand Chester) and turkeys; processed meat products such as ham, bologna, sausages, frankfurters, bacon, and other smoked products and salami; frozen processed meat such as hamburgers, breaded meat, quibes, meatballs, and a vegetarian line; frozen dinners such as lasagnas, pizzas, and other frozen foods including vegetables, cheese bread, pies, and pastries; dairy products such as drinks, yogurts, soymilk, and soy drinks; margarines
- ✓ Milk
- ✓ Soybean hull meal and refined soybean meal, as well as animal food

Currently it is the second largest Brazilian exporter of poultry products based on volumes exported in 2008, according to ABEF, and is among the largest exporters in the world. It is a leader among the Brazilian exporters of pork products based on volumes exported in 2008, according to ABIPECS. As for beef cuts, it began its sales in this segment in December 2005.

Its distribution system of refrigerated and frozen products is made up of a complex and immense structure of 28 distribution centers and 19 exclusive outsourced distributors. This system made it possible for it to reach sales to more than 100,000 clients in Brazil, considering small, medium and large stores. As a result, it is capable of delivering to 98% of Brazil's population within 24 hours.

In the domestic market, which corresponds to 56% of Perdigão's total sales in 2008, it operates with the brands Perdigão, Chester®, Batavo, Elegê, Doriana, Becel (through a joint venture with Unilever) and Turma da Mônica (this is a licensed brand). The company also has well-known brands in markets abroad, which are responsible for 44% of total sales, such as Perdix used in most parts of its external markets, Fazenda in Russia, and Borella in Saudi Arábia. In August 2007 it purchased from Unilever the margarine brands Doriana, Delicata, and Claybom.

Currently the company employs more than 59,000 people and operates 42 industrial units in 11 states in Brazil. It also has three industrial plants in Europe and one in Argentina.

Productive/Commercial Structure	
Industrial Units (meat)	25
Industrial Units (soybean)	1
Industrial Units (dairy products/desserts)	15
Incubatórios	16
Employees	59,008
Distribuition Centers	28
Outsourced Distributors	19
Sales Office Abroad	20

Distributors and Distribuition Centers	
Estate	Activities
AC	1 distributors
AM	1 distribution centers
BA	2 distributors, 2 distribution centers
CE	1 distribution centers
ES	1 distribution centers
GO	2 distribution centers
MA	2 distributors
MG	2 distribution centers, 1 distributors
MT	1 distributors
PA	1 distribution centers, 1 distributors
PB	1 distributors
PE	2 distribution centers
PR	2 distribution centers, 2 distributors
RJ	2 distribution centers, 3 distributors
RS	5 distribution centers, 1 distributors
SC	3 distribution centers
SP	4 distribution centers, 1 distributors

Source: Perdigão

Industrial Units			
City	Estate	Nº of Units	Activities
Amparo *	SP	1	Dairy products
Barra Mansa *	RJ	1	Laticínios
Bom Conselho *	PE	1	Dairy products
Bom Conselho	PE	1	Industrial manufacturing - under construction
Bom Retiro do Sul	RS	1	Especiality meat manufacturing
Braço do Norte *	SC	1	Pork slaughtering
Capinzal	SC	1	Poultry slaughtering and processing
Carambeí	PR	2	Poultry slaughtering (including turkey) and pork, Poultry, turkey, pork and dairy products processing
Caxias do Sul *	RS	1	Pork slaughtering
Concórdia	SC	1	Poultry slaughtering
Dourados	MS	1	Poultry slaughtering
Herval D´Oeste	SC	1	Pork slaughtering and processing
Ijuí	RS	1	Dairy products
Itumbiara	GO	1	Dairy products
Ivoti	RS	1	Dairy products
Jataí	GO	1	Poultry slaughtering and processing
Lajes	SC	1	Pasta, pizza and cheese bread processing; beef processing
Lajeado	RS	3	Poultry and pork slaughtering and processing
Marau	RS	3	Poultry and pork slaughtering and processing
Mato Castelhano *	RS	1	Pork slaughtering
Mineiros	GO	1	Poultry (turkey and chester) and pork slaughtering and processing
Mirassol D´Oeste	MT	1	Beef slaughtering
Nova Mutum	MT	1	Poultry slaughtering and processing.
Pitangui *	MG	1	Dairy products
Porto Alegre	RS	1	Poultry slaughtering
Ravena *	MG	1	Dairy products
Rio Verde	GO	1	Poultry and pork slaughtering, poultry, pork, pie and pasta processing
Salto Veloso	SC	1	Poultry, pork and beef processing
Santa Rosa	RS	1	Dairy products
São Gonçalo dos Campos	BA	2	Poultry slaughtering and processing
São Lourenço	RS	1	Dairy products
São Paulo *	SP	1	Dairy products
Serafina Corrêa	RS	1	Poultry slaughtering
Teutônia	RS	1	Dairy products
Três de Maio	RS	1	Dairy products
valinhos	SP	1	Magarines processing
Videira	SC	2	Poultry and pork slaughtering and processing, Soybean crushing
Videira *	SC	1	APoultry and pork slaughtering

* production under demand

Source: Perdigão

Short History of the Company

The Company was founded by the families Brandalise and Ponzoni in 1934 under the name Ponzoni, Brandalise e Cia. in the state of Santa Catarina and was administrated by the Brandalise family until 1994. In 1940 the company expanded its activities that were of trade in general and concentrated on food and related products, including pork processing. During the 50s it began its poultry processing business and during the 70s it expanded the distribution of its products to include the export markets, beginning with Saudi Arabia. From 1980 to 1990 it expanded its export markets to include Japan in 1985 and Europe in 1990. It began a series of acquisitions in poultry and pork processing industries as well as investments in other industries.

From 1990 to 1993 the company suffered from substantial losses due to the increase in costs, little investments in developing new products, limited expansion capacity, and low investments in marketing. In September 1994 the company faced a liquidity crisis that resulted in the sale of the share control by the Brandalise family, which held 80.68% of the common shares and 65.54% of the preferred shares at the time, to the following pension funds:

- ✓ PREVI - Pension Fund of Banco do Brasil Employees
- ✓ SISTEL - Telebrás Foundation Pension Fund
- ✓ PETROS - Petrobras Foundation Pension Fund
- ✓ Pension fund for Petróleo Brasileiro S.A. - Petrobras employees
- ✓ Real Grandeza Foundation of Assistance and Pension Fund
- ✓ Pension fund for Furnas Centrais Elétricas S.A. - Furnas employees
- ✓ FAPES - Foundation of Assistance and Pension Fund from BNDES
- ✓ Pension fund for Banco Nacional de Desenvolvimento Econômico e Social - BNDES employees
- ✓ PREVI - BANERJ - Pension Fund for Banerj Employees
- ✓ VALIA - Vale do Rio Doce Foundation
- ✓ TELOS - Embratel Foundation Pension Fund

Perdigão's corporate structure is shown below:



PERDIGÃO S.A
1.0%
PERDIGÃO EXPORT LTD.(2)
PERDIGÃO AGROINDUSTRIAL S.A.
99.0%
PDF PARTICIPAÇÕES LTDA.
AVIPAL S.A. CONSTUTORS INCORP.(2)
AVIPAL S.A. ALIMENTOS
AVIPAL NORDESTE S.A.
AVIPAL CENTRO-OESTE S.A.
ESTAB. LEVINO ZACCARDI Y CIA. S.A.
90.0%
10.0%
PSA PARTICIPAÇÕES LTDA.
50.0%
UP ALIMENTOS LTDA
BATAVIA S.A.
PERDIGÃO TRADING S.A. (2)
CROSSBAN HOLDING GMBH. (1)
99.9999994%
PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA.
0.0000006%
0.00000533%
99.99999487%
SINO DOS ALPE ALIMENTOS LTDA.
PERDIGÃO UK LTD.
PERDIGÃO HOLLAND B.V.
PERDIX INTERNATIONAL FOODS COM. INTERNACIONAL LTDA.
PERDIGÃO FRANCE SARL
PERDIGÃO NIHON K.K.
PERDIGÃO ASIA PTE LTD.
ACHERON BETEILIGUNG-SVERWALTUNG GMBH (2)
PERDIGÃO INTERNATIONAL LTD.
PLUSFOOD GROEP B.V.
BFF INTERNATIONAL LTD. (2)
HIGHLINE INTERNATIONAL (2)
67%
PLUSFOOD MAGYAROAZAG KFT
PLUSFOOD B.V.
PLUSFOOD CONSTANTA SRL
PLUSFOOD FINANCE UK LTD
PLUSFOOD FRANCE SARL
PLUSFOOD IBERIA SL
PLUSFOOD ITALIA SRL (2)
FRIBO FOODS LTD
PLUSFOOD UK LTD
(1) Holding and centralizing of investmentes abroad.
(2) Companies with no operating activities.
(3) Company constituted with the purpose of operate in the European market.

Source: Perdigão

Corporate Structure

The table below indicates the number of common shares owned by Perdigão's shareholders on December 31, 2008.

Shareholders	Shares	%
PREVI - Caixa Prev. Func. Bco Brasil*	29,305,261	14,16
PETROS - Fund. Petrobrás Seg. Soc.*	24,924,263	12,04
Fundo BIRD	15,015,867	7,26
WEG Participações e Serviços S.A.	9,673,310	4,67
Fund. Telebrás Seg. Social - SISTEL*	8,284,932	4
VALIA - Fund. Vale do Rio Doce*	7,695,352	3,72
FPRV 1 Sabiá F I Multimercado Previd.*	2,286,562	1,1
REAL GRANDEZA Fund. de A.P.A.S.*	2,093,807	1,01
Others	107,678,749	52,03
Total	206,958,103	100

(*) shareholders who signed Voting Agreement for Shareholders Composition

Source: Perdigão

Operating and Financial Results

The yearly comparison of Perdigão's numbers is summarized below:

Income Statement - Consolidated	2008	2007
Gross Revenue (R$ million)	13	8
Mercado Interno (R$ million)	8	5
Exports (R$ million)	5	3
Net Revenues (R$ million)	11	7
Gross Profit (R$ million)	3	2
Gross Margin (%)	24.2	28.2
EBIT (R$ million)	709	504
Resultado Líquido (R$ million)	54	321
Resultado Líquido Ajustado (R$ million)	155	335
Adjusted Net Margin (%)	1.4	5.1
EBITDA (R$ million)	1	803
EBITDA Margin (%)	10.2	12.1
Investiments (R$ million)	2	857
Earnings per share (R$)	0.26	1.73

Source: Perdigão

7. GENERAL APPRAISAL CRITERIA

This report was prepared for the purpose of meeting the terms stated in article 264 of Law no. 6,404, on December 31, 1976 (Brazilian Corporate Law) so as to appraise the equities of all the companies directly involved in the acquisition process according to the same criteria and on the same dates at market prices.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

The audited Financial Statements used as the base for this report were prepared by the Company already with the adoption of full compliance to Law no. 11,638/07. The table below presents the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
GENERAL	Accounts with an amount less than R$ 500,000 were not analyzed and the book value was maintained, except for those consolidated in some specific group.	Market value same as book value.
Available Funds	Represented by: • Cash and Banks • Cash Equivalents- Short-term investments with original maturity within 90 days or less and readily convertible into cash.	Market value same as book value.
Financial Investments	Represented by investments in securities classified as follows:	Market value same as book value.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
	• Held for trade • Held to maturity • Available for sale	
Trade Accounts Receivable	Represented substantially by: • Trade accounts receivable in national and foreign currency recorded by amount invoiced and no incidence of interest and net of allowance for doubtful accounts.	Market value same as book value.
Inventories	Represented substantially by: • Finished products • Products in progress • Raw materials • Animals in growth for slaughtering	Evaluated by the following criteria: • Finished products - Sale amount net of taxes and selling expenses. • Products in progress - Sale amount net of taxes, selling

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
	• Others • Provision for losses	expenses, and packaging. • Raw materials - Replacement price • Animals in growth for slaughtering - Book value close to market value. • Others - Book value.
Deferred and Recoverable Taxes	Represented by: • Income Tax and Social Contribution, Deferred - Calculated based on temporary differences, fiscal losses, and negative base of the social contribution and recorded up to the limit of existence of a taxable income at a limit sufficient for total or partial use of taxes deferred. • Tax credits - Made up by: ➢ ICMS	Market value same as book value.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
	➢ IRRF ➢ IRPJ/CSIRPJ/CSPIS and COFINS ➢ Import duty ➢ IPI ➢ Others	
Escrow Deposits	Represented by balances from escrow deposits related to contingencies with a POSSIBLE and REMOTE risk level of loss whose amounts are not accrued. The escrow deposits linked to liability provisions for contingencies with a PROBABLE risk level are presented in a deductive form of such provisions.	Market value same as book value.
Dividends and Interest on Receivable Capital	Represented by the amount of dividends and interest on the capital to be received from subsidiaries.	Market value same as book value.
Prepaid Expenses	Represented substantially by: • Insurance premiums • Advertising and publicity	The balances were annulled.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
	• IPTU • Others	
Intercompany Receivables	Represented by receivable amounts for loan agreements with subsidiaries in the country and abroad.	Market value same as book value.
Investments in Subsidiaries	Assessed by the equity accounting method.	Book value maintained because there was no sign of relevant adjustment to market value.
Fiscal incentives and other Investments	Represented by investments in fiscal incentives and others.	Balances annulled.
Building and facilities	Represented by construction projects, hydraulic, and electric installations and utilities.	Market value calculated based on indicators related to the costs of the last budgeted and built projects, estimates, and surveys with suppliers.
Machines & Equipment	Represented by all the equipment in the process.	Market value calculated based on indicators (R$/kg/h) based on the costs of the last budgeted and built projects, estimates, surveys with suppliers.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
Stock and Breeders	Represented by the stock and breeders during their period of growth and already in their production cycle. During the period of approximately six months of the growth period the costs with labor, feed, and medication are allocated. After this period the stock and breeders undergo their production period when they are depreciated during their production cycle based on the estimated number of eggs and offspring during approximately 15 months for poultry and 30 months for hogs.	Maintained by book value because it is close to market value.
Land	Represented for the most part by various pieces of land on which the plants are located, both in rural and urban areas.	Considering the geography and the characteristics of the areas where the main pieces of land are located and its low representation in the context of the operations, the book value was maintained.
Others	Assets considered of little relevance for the business with depreciation terms adequate for the useful life of the category.	Market value same as book value.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
Intangible Assets	Represented mostly by: • **Goodwill** - Calculated at the time of acquiring share control of subsidiaries and merged companies, founded on the expectation of future profitability, amortized up to December 31, 2008 and submitted to the recoverability test beginning January 1, 2009. • **Data Processing Systems** • **Intellectual Property (Trademark, brands, patents)**	• **Goodwill** - The amount related to goodwill calculated on the subsidiaries was annulled due to the adjustments to market value of the items incorporated such as brands, patents, and operating assets. • **Data Processing Systems** - Market value same as book value. • **Intellectual Property (Trademark, brands, patents):** Market Value
Deferred Assets	Represented mostly by pre-operating expenses.	The balances were annulled.
Loans, Debentures, and Derivative Financial Instruments with associated companies.	Represented by national and foreign loans, debentures, and other financial liabilities.	Book value maintained because there was no sign of relevant adjustment to market value.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
Suppliers	Represented by balances to be paid to suppliers whose payment terms are short.	Book value maintained.
Taxes, Fees, Contributions, and Taxes Deferred.	Represented by various taxes to be paid or deferred.	Adjusted by IR/CS levied on market adjustments subject to this type of tax.
Personnel, Social Charges, Benefits, accrued holiday and Christmas bonus pay.	Represented mostly by reserves on payroll and social charges.	Book value maintained.
Dividends	Represented by dividends payable.	Book value maintained.
Advances from Customers	Represented by advances from customers for future delivery.	Book value maintained.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
Reserve for Contingencies	Represented by the balance of the reserves for contingencies whose risks are classified as PROBABLE, net of escrow deposits, made by legal demand or as a precautionary measure. In the appraisal of the Companies, no provisions are made for the contingencies classified by chances of occurrence of its liabilities with a risk level of POSSIBLE or REMOTE, though in some cases similar issues can fall into different risk classification. This fact is justified by the legal status and peculiar standing of each process, however, in some situations, escrow deposits are made due to legal requirements or as a precautionary measure.	Book value maintained because there was no sign of relevant adjustment to market value.
Provision for Pension Funds and other Benefits	Represented mostly by the Company's and its subsidiaries' support of complementary pension plan benefits related to retirement for employees and beneficiaries and for these in some cases it also includes health insurance.	Market value same as book value using as a base the appraisal from independent actuaries.
Other Accounts Payable	Represented by various accounts payable.	Book value maintained.

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION
Shareholder's Equity	• **Treasury Stock** - From programs approved by the Board of Directors for repurchase of self-issued preferred and common shares to be kept in treasury or cancelled or for disposition at a later time. • **Market Adjustments** - Result of appraisal of the Assets, Rights, and Obligations, appraised by the market, net of the effects of taxes.	Treasury stock - Market value calculated based on Stock Exchange price on base date.

8. APPRAISAL OF SADIA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

Sadia's operational activities are concentrated in the company itself. This report adopted the assets approach for appraising SADIA's Shareholders' Equity at market value. In this approach we appraised the relevant assets and liabilities in order to reflect its fair market value according to the criteria stated in Chapter 7.

RELEVANT ASSETS

SADIA is a company that presents a dual function in the Group's structure: (i) the holding company for operating investments, (ii) operating company, owner of the main tangible and intangible operating assets.

For us to arrive at the amount of SADIA's Shareholders Equity at market value, it is thus necessary to carry out appraisals of its relevant operating assets.

PROPERTY, PLANT, AND EQUIPMENT

The assets that make up the fixed assets related to the accounts of building & facilities, machinery and equipment are of greatest relevance in the group of SADIA's operating assets. The land is an asset of secondary importance and of low representation in the total market value. The appraisal of these assets may be found in Attachment 2 of this report and is summarized in the table below:

Amounts in thousands of R$

Property, plant and equipament	**5,324,719**
- Work in Progress	726,491
- Land	119,505
- Constructions and Improviments	2,607,075
- Machine and Equipament	1,613,457
- Vehicle e Aircrafts	2,248
- Squads and Matrices	207,803
- Forestation and Reforestation	43,706
- Accounts Payable in Advance	4,389
- Others	45

INTANGIBLE ASSETS

In order to appraise SADIA's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so that is recommended when the industry has the common practice of paying royalties. This approach is known as relief-from-royalty approach, Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these savings, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 10 years, and the residual value of this flow from then on (considering no growth rate in the perpetuity), we discounted these amounts at present value using a discount rate of 11.9% p.a.

FINAL AMOUNT REACHED

Based on the studies presented carried out by APSIS on the base date of March 31, 2009, the appraisers reach the following market values for the SADIA brands for purposes of buying and selling.

TOTAL VALUE OF SADIA'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.9%
Sadia	R$	895,126
Qualy	R$	66,386
Rezende	R$	85,867
Outros	R$	128,851
TOTAL VALUE OF SADIA'S BRANDS	R$	1,176,230

APPRAISAL OF OTHER SADIA INVESTMENTS

Sadia's other investments were considered by the respective book value, whether by the small relevance or by the make-up of its assets (cash or cash equivalents).

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For SADIA's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.

SADIA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents SADIA's Shareholders' Equity at *Market Value* on the base date with the respective adjustments on the main accounts:

SADIA S.A.	FINANCIAL STATEMENT		
BALANCE SHEET (THOUSANDS REAIS)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	3,557,592	119,115	3,676,707
Availabilities	712,159	-	712,159
- Cash and Cash Equivalents	116,453	-	116,453
- Aplicatins in Negociable Bonds	169,424	-	169,424
- Aplication in Saleable Bonds	426,282	-	426,282
Accounts Receivable	757,286	-	757,286
Inventaries	1,546,283	148,724	1,695,007
Future Contracts Receivable	7,718	-	7,718
Taxes to Compensate	382,997	-	382,997
Deferred Taxes	63,400	-	63,400
Expenses payed in advance	39,471	(29,609)	9,862
Others	48,279	-	48,279
LONG TERM ASSETS	3,584,896	-	3,584,896
Aplication in Saleable Bonds	159,945	-	159,945
Taxes to Compensate	253,336	-	253,336
Deferred Taxes	901,799	-	901,799
Judicial Deposits	38,615	-	38,615
Accounts Payable in advance	68,818	-	68,818
other Credits	72,277	-	72,277
Relate Party Credits	2,090,106	-	2,090,106
FIXED ASSETS	4,658,040	2,474,695	7,132,736
Investments	497,715	(57)	497,658
Property, plant and equipament	3,946,341	1,378,377	5,324,719
- Work in Progress	726,491	-	726,491
- Land	119,505	-	119,505
- Constructions and Improviments	1,635,256	971,819	2,607,075
- Machine and Equipament	1,206,899	406,558	1,613,457
- Vehicle e Aircrafts	2,248	-	2,248
- Squads and Matrices	207,803	-	207,803
- Forestation and Reforestation	43,706	-	43,706
- Accounts Payable in Advance	4,389	-	4,389
- Others	45	-	45
Intangibles	134,139	1,176,219	1,310,359
- Goodwill	75,512	-	75,512
- Data processing Sistem	58,616	-	58,616
- Brands and Patents	10	1,176,219	1,176,230
- Other Intangibles	-	-	-
Deferred	79,844	(79,844)	0
TOTAL ASSETS	11,800,528	2,593,810	14,394,339

SADIA S.A.	FINANCIAL STATEMENT		
BALANCE SHEET (THOUSANDS REAIS)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
TOTAL ASSETS	11,800,528	2,593,810	14,394,339
CURRENT LIABILITIES	6,409,979	-	6,409,979
Short Term Debt	4,079,420	-	4,079,420
Accounts Payable	848,801	-	848,801
Taxes and Contributions	36,776	-	36,776
Dividends Payble	832	-	832
Accrued Vocation Paid and 13° Salary	120,043	-	120,043
Related Party transactions	1,108,206	-	1,108,206
Personnel, Social Benefits and Charges	29,432	-	29,432
Future Contracts Payable	9,355	-	9,355
Deferred Taxes	13,861	-	13,861
Others	163,254	-	163,254
LONG TERM	5,342,468	462,297	5,804,765
Long Term Debt	1,554,006	-	1,554,006
Employee Benefits Plan	122,795	-	122,795
Provision for Contingencies	53,818	-	53,818
Stock Option Plan	5,311	-	5,311
Related Party transactions	3,416,772	-	3,416,772
Deferred Taxes	97,212	462,297	559,508
Others	92,554	-	92,554
EQUITY	48,081	2,131,514	2,179,595
Share Capital	2,000,000	-	2,000,000
Profit Reserves:	(97,064)	57,895	(39,169)
- Stocks	(97,064)	57,895	(39,169)
Equity Adjustments	(91,984)	-	(91,984)
Accumulated Profit and Loss	(1,762,871)	-	(1,762,871)
Market Adjustments	-	2,073,619	2,073,619
TOTAL LIABILITIES	11,800,528	2,593,810	14,394,338

VALUE OF SADIA'S SHARES ON BASE DATE

672,951,000 shares	VALUE PER SHARE
Net book value	R$ 0.071448
Adjustment per share	R$ 3.167413
Book value adjusted to market	R$ 3.238861

9. APPRAISAL OF PERDIGÃO'S SHAREHOLDERS' EQUITY AT MARKET VALUE

PERDIGÃO's operational activities are concentrated in the company itself. This report adopted the assets approach for appraising the Shareholders' Equity at PERDIGÃO's market value. In this approach we appraised the relevant assets and liabilities in order to reflect its fair market value according to the criteria stated in Chapter 7.

RELEVANT ASSETS

PERDIGÃO is a company that presents a dual function in the Group's structure: (i) the holding company for operating investments, (ii) operating company, owner of the main tangible and intangible operating assets.

For us to arrive at the amount of the PERDIGÃO's Shareholders Equity at market value, it thus is necessary to carry out appraisals of its relevant operating assets.

PROPERTY, PLANT, AND EQUIPMENT

The assets that make up the fixed assets related to the accounts of building & facilities, machines, and equipment are of greatest relevance in the group of PERDIGÃO's operating assets. The land is an asset of secondary importance and of low representation in the total market value. The appraisal of these assets may be found in Attachment 2 of this report and is summarized in the table below:

Amounts in thousands of R$

Property, plant and equipament	**4,404,725**
- Work in Progress	287,355
- Land	160,785
- Construction and Improvements	2,292,683
- Machine and Equipment	1,406,549
- Squads and Matrices	154,324
- Forestation and reforestation	54,015
- Accounts Payable in Advance	16,659
- Other	32,356

INTANGIBLE ASSETS

In order to appraise PERDIGÃO's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so that is recommended when the industry has the common practice of paying royalties. This approach is known as relief-from-royalty approach, Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these economies, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 10 years, and the residual value of this flow from then on (considering no growth rate in the perpetuity), we discounted these amounts at present value using a discount rate of 11.1% p.a.

FINAL AMOUNT REACHED

Based on the studies presented carried out by APSIS on the base date of March 31, 2009, the appraisers reach the following market values for the PERDIGÃO brands for purposes of buying and selling:

TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.1%
Perdigão	R$	412,818
Batavo	R$	128,757
Perdix	R$	578,741
Elegê	R$	181,852
Others	R$	25,220
TOTAL VALUE OF PERDIGÃO'S BRANDS	R$	1,327,388

APPRAISAL OF OTHER PERDIGÃO INVESTMENTS

Perdigão's other investments were considered by the respective book value, whether by the small relevance or by the make-up of its assets (cash or cash equivalents).

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For PERDIGÃO's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.

PERDIGÃO'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents PERDIGÃO's Shareholders' Equity at Market Value on the base date with the respective adjustments on the main accounts:

PERDIGÃO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS MIL)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	**4,234,563**	**51,622**	**4,286,185**
Availability	122,109	-	122,109
- Cash and Cash Equivalents	122,109	-	122,109
Financial Applications	627,112	-	627,112
Accounts Receivable	1,407,065	-	1,407,065
Inventories	1,331,243	91,529	1,422,772
Receivable Bonds	45,995	-	45,995
Dividends and Interest over Capital	26	-	26
Taxes to Compensate	479,749	-	479,749
Deferred Taxes	2,500	-	2,500
Expenses paid in Advance	39,907	(39,907)	-
Other	178,857	-	178,857
LONG TERM ASSETS	**546,253**	**(1,172)**	**545,081**
Accounts Receivable	9,811		9,811
Receivable Bonds	55,884	-	55,884
Taxes to Compensate	138,765	-	138,765
Deferred Taxes	289,274	-	289,274
Judicial Deposits	24,474	-	24,474
Expenses paid in Advance	1,172	(1,172)	-
Other Credits	26,873	-	26,873
FIXED ASSETS	**5,661,646**	**1,276,253**	**6,937,899**
Investments	**1,206,806**	**(1,020)**	**1,205,786**
Property, plant and equipament	**2,775,184**	**1,629,541**	**4,404,725**
- Work in Progress	207,355	-	207,355
- Land	160,785	-	160,785
- Construction and Improvements	1,048,906	1,250,777	2,292,683
- Machine and Equipment	1,027,784	378,765	1,406,549
- Squads and Matrices	154,324	-	154,324
- Forestation and reforestation	54,015	-	54,015
- Accounts Payable in Advance	16,659	-	16,659
- Other	32,356	-	32,356
Intangible	**1,520,488**	**(193,100)**	**1,327,388**
- Goodwill	1,520,488	(1,520,488)	-
- Data Processing System	-	-	-
- Brands and Patents	-	1,327,388	1,327,388
- Other Intangible	-	-	-
Deferred	**159,168**	**(159,168)**	**-**
TOTAL ASSETS	**10,442,462**	**1,326,703**	**11,769,165**

PERDIGÃO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS MIL)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
TOTAL ASSETS	**10,442,462**	**1,326,703**	**11,769,165**
CURRENT LIABILITIES	**3,192,848**	**-**	**3,192,848**
Loans and Financing	1,757,821	-	1,757,821
Accounts Payable	908,772	-	908,772
Taxes and Contributions	29,974	-	29,974
Dividends Payable	407	-	407
Accounts Payable in Advance	279,786	-	279,786
Related Party Debt	2,062	-	2,062
Social Benefits, Personnel and Charges	171,240	-	171,240
Other Obligations	42,786	-	42,786
LONG TERM LIABILITIES	**3,358,685**	**(233)**	**3,358,452**
Loans and Financing	3,107,585	-	3,107,585
Accounts Payable	5,206	-	5,206
Taxes and Contributions	10,395	(233)	10,162
Provision of Contingencies	184,816	-	184,816
Deferred Taxes	44,991	-	44,991
Other Obligations	5,692	-	5,692
EQUITY	**3,890,929**	**1,326,936**	**5,217,865**
Capital	3,445,043	-	3,445,043
Income Reserves	731,527	-	731,527
Equity Adjustments	(43,688)	-	(43,688)
Stocks	(815)	-	(815)
Accumulated Loss	(241,138)	-	(241,138)
Market Adjustments	-	1,326,936	1,326,936
TOTAL LIABILITIES AND EQUITY	**10,442,462**	**1,326,703**	**11,769,165**

VALUE OF PERDIGÃO'S SHARES ON BASE DATE

206,527,618 shares	VALUE PER SHARE
Net book value	R$ 18.839751
Adjustment per share	R$ 6.4249795
Book value adjusted to market	R$ 25.264731

10. CONCLUSION

In light of the exams carried out on the documentation mentioned previously and using as a basis other APSIS studies, the experts have reached the following amount per share of SADIA and PERDIGÃO, appraised by the amounts of the Shareholders' Equity at Market Value appraised by the assets approach on March 31, 2009:

SADIA: R$ 3.238861 per ON or PN share

PERDIGÃO: R$ 25.264731 per ON share

This brings Report RJ-0187/09-03 to a close, which is composed of 45 (forty-five) typewritten sheets on one side and 5 (five) attachments and extracted on 3 (three) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in asset appraisal, legally represented below by its directors, may be contacted if for any reason there seems to be clarifications that may be necessary.

Rio de Janeiro - June 30, 2009

ANA CRISTINA FRANÇA DE SOUZA
Managing Partner

LUIZ PAULO CÉSAR SILVEIRA
Director

WASHINGTON FERREIRA BRAGA
CRC-RJ-024.100-6 / CVM 6734

11. LIST OF ATTACHMENTS

1. APPRAISAL CALCULATIONS
2. EQUIPMENT APPRAISAL
3. APPRAISAL OF INTANGIBLE ASSETS
4. SUPPORT DOCUMENTATION
5. GLOSSARY AND APSIS PROFILE

SÃO PAULO - SP
Av. Vereador José Diniz, 3.300, Cj. 808
Work Center 4, CEP: 04604-006
Tel.: + 55 11 2626.0510 Fax: + 55 11 2626.0510

RIO DE JANEIRO - RJ
Rua São José, 90, grupo 1802
Centro, CEP: 20010-020
Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

ATTACHMENT 1

PERDIGÃO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS MIL)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	**4,234,563**	**51,622**	**4,286,185**
Availability	**122,109**	-	**122,109**
- Cash and Cash Equivalents	122,109	-	122,109
Financial Applications	627,112	-	627,112
Accounts Receivable	1,407,065	-	1,407,065
Inventories	1,331,243	91,529	1,422,772
Receivable Bonds	45,995	-	45,995
Dividends and Interest over Capital	26	-	26
Taxes to Compensate	479,749	-	479,749
Deferred Taxes	2,500	-	2,500
Expenses paid in Advance	39,907	(39,907)	-
Other	178,857	-	178,857
LONG TERM ASSETS	**546,253**	**(1,172)**	**545,081**
Accounts Receivable	9,811		9,811
Receivable Bonds	55,884	-	55,884
Taxes to Compensate	138,765	-	138,765
Deferred Taxes	289,274	-	289,274
Judicial Deposits	24,474	-	24,474
Expenses paid in Advance	1,172	(1,172)	-
Other Crédits	26,873	-	26,873
FIXED ASSETS	**5,661,646**	**1,276,253**	**6,937,899**
Investments	**1,206,806**	**(1,020)**	**1,205,786**
Property, plant and equipament	**2,775,184**	**1,629,541**	**4,404,725**
- Work in Progress	287,355	-	287,355
- Land	160,785	-	160,785
- Construction and Improvements	1,041,906	1,250,777	2,292,683
- Machine and Equipment	1,027,784	378,765	1,406,549
- Squads and Matrices	154,324	-	154,324
- Forestation and reforestation	54,015	-	54,015
- Accounts Payable in Advance	16,659	-	16,659
- Other	32,356	-	32,356
Intangible	**1,520,488**	**(193,100)**	**1,327,388**
- Goodwill	1,520,488	(1,520,488)	-
- Data Processing System	-	-	-
- Brands and Patents	-	1,327,388	1,327,388
- Other Intangible	-	-	-
Deferred	**159,168**	**(159,168)**	-
TOTAL ASSETS	**10,442,462**	**1,326,703**	**11,769,165**

PERDIGÃO S.A.	FINANCIAL STATEMENTS		
BALANCE SHEET (REAIS MIL)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	**3,192,848**	**-**	**3,192,848**
Loans and Financing	1,757,821	-	1,757,821
Accounts Payable	908,772	-	908,772
Taxes and Contributions	29,974	-	29,974
Dividends Payable	407	-	407
Accounts Payable in Advance	279,786	-	279,786
Related Party Debt	2,062	-	2,062
Social Benefits, Personnel and Charges	171,240	-	171,240
Other Obligations	42,786	-	42,786
LONG TERM LIABILITIES	**3,358,685**	**(233)**	**3,358,452**
Loans and Financing	3,107,585	-	3,107,585
Accounts Payable	5,206	-	5,206
Taxes and Contributions	10,395	(233)	10,162
Provision of Contingencies	184,816	-	184,816
Deferred Taxes	44,991	-	44,991
Other Obligations	5,692	-	5,692
EQUITY	**3,890,929**	**1,326,936**	**5,217,865**
Capital	3,445,043	-	3,445,043
Income Reserves	731,527	-	731,527
Equity Adjustments	(43,688)	-	(43,688)
Stocks	(815)	-	(815)
Accumulated Loss	(241,138)		(241,138)
Market Adjustments	-	1,326,936	1,326,936
TOTAL LIABILITIES AND EQUITY	**10,442,462**	**1,326,703**	**11,769,165**

SADIA S.A.		FINANCIAL STATEMENT		
BALANCE SHEET (THOUSANDS REAIS)		BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS		**3,557,592**	**119,115**	**3,676,707**
Availabilities		**712,159**	-	**712,159**
- Cash and Cash Equivalents		116,453	-	116,453
- Aplicatins in Negociable Bonds		169,424	-	169,424
- Aplication in Saleable Bonds		426,282	-	426,282
Accounts Receivable		757,286	-	757,286
Inventories		1,546,283	148,724	1,695,007
Future Contracts Receivable		7,718	-	7,718
Taxes to Compensate		382,997	-	382,997
Deferred Taxes		63,400	-	63,400
Expenses payed in advance		39,471	(29,609)	9,862
Others		48,279	-	48,279
LONG TERM ASSETS		**3,584,896**	-	**3,584,896**
Aplication in Saleable Bonds		159,945	-	159,945
Taxes to Compensate		253,336	-	253,336
Deferred Taxes		901,799	-	901,799
Judicial Deposits		38,615	-	38,615
Accounts Payable in advance		68,818	-	68,818
other Credits		72,277	-	72,277
Relate Party Credits		2,090,106	-	2,090,106
FIXED ASSETS		**4,658,040**	**2,474,695**	**7,132,736**
Investments		**497,715**	**(57)**	**497,658**
- Shareholders Participation:		**497,658**	-	**497,658**
- Big Foods Ind. De Prod. Alimentícios Ltda.	100.0000%	43,342	-	43,342
- Sadia Internacional Ltd.	100.0000%	123,327	-	123,327
- Braumhardt Comércio e Participações Ltda.	73.9400%	927	-	927
- Excelior Alimentos S.A.	46.0100%	3,549	-	3,549
- K & S Alimentos S.A.	49.0000%	12,780	-	12,780
- Sadia Industrial Ltda.	100.0000%	355	-	355
- Resende Marketing e Comunicações Ltda.	99.9100%	-	-	-
- Sadia Overseas Ltd.	100.0000%	-	-	-
- Concórdia Holding Financeira S.A.	100.0000%	81,480	-	81,480
- Sadia GmbH	100.0000%	231,898	-	231,898
Other Investments		**57**	**(57)**	**0**
Property, plant and equipament		**3,946,341**	**1,378,377**	**5,324,719**
- Work in Progress		726,491	-	726,491
- Land		119,505	-	119,505
- Constructions and Improviments		1,635,256	971,819	2,607,075
- Machine and Equipament		1,206,899	406,558	1,613,457
- Vehicle e Aircrafts		2,248	-	2,248
- Squads and Matrices		207,803	-	207,803
- Forestation and Reforestation		43,706	-	43,706
- Accounts Payable in Advance		4,389	-	4,389
- Others		45	-	45
Intangibles		**134,139**	**1,176,219**	**1,310,359**
- Goodwill		75,512	-	75,512
- Data processing Sistem		58,616	-	58,616
- Brands and Patents		10	1,176,219	1,176,230
- Other Intangibles		-	-	-
Deferred		**79,844**	**(79,844)**	**0**
TOTAL ASSETS		**11,800,528**	**2,593,810**	**14,394,339**

SADIA S.A.	FINANCIAL STATEMENT		
BALANCE SHEET (THOUSANDS REAIS)	BALANCE IN 31/03/2009	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT LIABILITIES	**6,409,979**	**-**	**6,409,979**
Short Term Debt	4,079,420	-	4,079,420
Accounts Payable	848,801	-	848,801
Taxes and Contributions	36,776	-	36,776
Dividends Payble	832	-	832
Accrued Vocation Paid and 13° Salary	120,043	-	120,043
Related Party transactions	1,108,206	-	1,108,206
Personnel, Social Benefits and Charges	29,432	-	29,432
Future Contracts Payable	9,355	-	9,355
Deferred Taxes	13,861	-	13,861
Others	163,254	-	163,254
LONG TERM	**5,342,468**	**462,297**	**5,804,765**
Long Term Debt	1,554,006	-	1,554,006
Employee Benefits Plan	122,795	-	122,795
Provision for Contingencies	53,818	-	53,818
Stock Option Plan	5,311	-	5,311
Related Party transactions	3,416,772	-	3,416,772
Deferred Taxes	97,212	462,297	559,508
Others	92,554	-	92,554
EQUITY	**48,081**	**2,131,514**	**2,179,595**
Capital	2,000,000	-	2,000,000
Profit Reserves:	**(97,064)**	**57,895**	**(39,169)**
- Stocks	(97,064)	57,895	(39,169)
Equity Adjustments	(91,984)	-	(91,984)
Accumulated Profit and Loss	(1,762,871)	-	(1,762,871)
Market Adjustments	-	2,073,619	2,073,619
TOTAL LIABILITIES	**11,800,528**	**2,593,810**	**14,394,338**

ATTACHMENT 2

DsLocNeg	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	Accouting Class.	City	State
Abatedouro - Brasília	R$ -	R$ -		Adiant. a Fornec.	Brasília	DF
Abatedouro - Brasília	R$ -	R$ -		Bens Nat. Permanente	Brasília	DF
Abatedouro - Brasília	R$ 2,163,076.05	R$ 829,980.04		Desp. Pré-Operacion.	Brasília	DF
Abatedouro - Brasília	R$ 355,888.14	R$ 355,888.14		Florest. & Reflor.	Brasília	DF
Abatedouro - Brasília	R$ 13,595.21	R$ 5,887.25		Instalações/Sistemas	Brasília	DF
Abatedouro - Brasília	R$ 5,834.00	R$ 2,217.11		Marcas & Patentes	Brasília	DF
Abatedouro - Brasília	R$ 1,442,925.69	R$ 1,060,780.17		Mov. & Utensílios	Brasília	DF
Abatedouro - Brasília	R$ 4,683,487.04	R$ 4,683,487.04		Obras em Andamento	Brasília	DF
Abatedouro - Brasília	R$ 80,394.07	R$ 7,721.89		Veículos	Brasília	DF
Abatedouro - Brasília	R$ 2,931,179.97	R$ 1,809,223.73	INSTALACOES	Benf. Em Imóveis	Brasília	DF
Abatedouro - Brasília	R$ 104,923,074.49	R$ 92,601,038.19	INSTALACOES	Edf. e Construções	Brasília	DF
Abatedouro - Brasília	R$ 65,609,757.82	R$ 56,787,403.71	INSTALACOES	Instalações	Brasília	DF
Abatedouro - Brasília	R$ 114,793,764.74	R$ 88,748,147.18	MAQEQUIPS	Maq. & Equipamentos	Brasília	DF
CD Malha Sul - Chapecó	R$ 154.00	R$ -		Bens Nat. Permanente	Chapecó	SC
CD Malha Sul - Chapecó	R$ 1,791.83	R$ 1,015.39		Mov. & Utensílios	Chapecó	SC
CD Malha Sul - Chapecó	R$ 215,182.72	R$ 124,698.28	INSTALACOES	Instalações	Chapecó	SC
CD Malha Sul - Chapecó	R$ 83,543.67	R$ 22,093.68	MAQEQUIPS	Maq. & Equipamentos	Chapecó	SC
Centro de Serviços - Curitiba	R$ 1,511.96	R$ -		Bens Nat. Permanente	Curitiba	PR
Centro de Serviços - Curitiba	R$ 35,902,739.57	R$ 14,462,028.00		Desp. Pré-Operacion.	Curitiba	PR
Centro de Serviços - Curitiba	R$ 61,620,060.57	R$ 26,105,428.18		Dif.Implant.Software	Curitiba	PR
Centro de Serviços - Curitiba	R$ 5,241,529.13	R$ 3,799,176.42		Instalações/Sistemas	Curitiba	PR
Centro de Serviços - Curitiba	R$ 2,199,543.12	R$ 1,569,014.23		Mov. & Utensílios	Curitiba	PR
Centro de Serviços - Curitiba	R$ 6,948,342.78	R$ 6,948,342.78		Obras em Andamento	Curitiba	PR
Centro de Serviços - Curitiba	R$ 192,374.77	R$ 48,247.46		Veículos	Curitiba	PR
Centro de Serviços - Curitiba	R$ 888,431.29	R$ 621,901.90	INSTALACOES	Instalações	Curitiba	PR
Centro de Serviços - Curitiba	R$ 6,577,529.57	R$ 4,441,046.79	MAQEQUIPS	Maq. & Equipamentos	Curitiba	PR
Fábrica Ração - Brasília	R$ -	R$ -		Bens Nat. Permanente	Brasília	DF
Fábrica Ração - Brasília	R$ 49,229.01	R$ 5,769.30		Mov. & Utensílios	Brasília	DF
Fábrica Ração - Brasília	R$ 1,485,950.66	R$ 1,485,950.66		Obras em Andamento	Brasília	DF
Fábrica Ração - Brasília	R$ 260,000.00	R$ 260,000.00		Terrenos	Brasília	DF
Fábrica Ração - Brasília	R$ 11,678,302.25	R$ 9,513,041.96	INSTALACOES	Edf. e Construções	Brasília	DF
Fábrica Ração - Brasília	R$ 164,230.33	R$ 22,182.33	INSTALACOES	Instalações	Brasília	DF
Fábrica Ração - Brasília	R$ 3,538,287.35	R$ 1,232,194.65	MAQEQUIPS	Maq. & Equipamentos	Brasília	DF
Posto de Compra - Vila Nova	R$ 314.88	R$ -		Bens Nat. Permanente	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 16,007.38	R$ 14,650.07		Mov. & Utensílios	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 387,917.08	R$ 387,917.08		Terrenos	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 223,750.00	R$ 179,000.00	INSTALACOES	Benf. Em Imóveis	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 5,046,837.89	R$ 4,692,985.25	INSTALACOES	Edf. e Construções	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 516,097.87	R$ 452,366.52	INSTALACOES	Instalações	Vila Nova	N-IDENT
Posto de Compra - Vila Nova	R$ 13,975,050.36	R$ 11,183,955.28	MAQEQUIPS	Maq. & Equipamentos	Vila Nova	N-IDENT
Sadia /SA - B. Alegre(Abated)	R$ 881,970.04	R$ 793,773.04		Desp. Pré-Operacion.	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 808.00	R$ 727.20		Instalações/Sistemas	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 164,451.61	R$ 155,919.95		Mov. & Utensílios	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 16,682,875.17	R$ 16,682,875.17		Obras em Andamento	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 968,750.00	R$ 968,750.00		Terrenos	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 1,214,860.21	R$ 1,062,556.06		Veículos	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 3,665,799.80	R$ 3,299,219.82	INSTALACOES	Benf. Em Imóveis	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 17,396,783.62	R$ 16,700,912.27	INSTALACOES	Edf. e Construções	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 9,901,118.45	R$ 9,769,700.55	INSTALACOES	Instalações	Buriti Alegre	GO
Sadia /SA - B. Alegre(Abated)	R$ 10,361,230.77	R$ 9,071,433.41	MAQEQUIPS	Maq. & Equipamentos	Buriti Alegre	GO
Sadia /SA -B.Alegre(Fab Ração)	R$ 6,751.45	R$ 6,413.85		Mov. & Utensílios	Buriti Alegre	GO
Sadia /SA -B.Alegre(Fab Ração)	R$ 7,500.00	R$ 6,750.00		Veículos	Buriti Alegre	GO
Sadia /SA -B.Alegre(Fab Ração)	R$ 118,320.33	R$ 75,890.93	MAQEQUIPS	Maq. & Equipamentos	Buriti Alegre	GO
Sadia S/A - Abated. Uberlândia	R$ -	R$ -		Adiant. a Fornec.	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 27,634.12	R$ -		Bens Nat. Permanente	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 41,176.06	R$ 22,039.35		Florest. & Reflor.	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 490,495.40	R$ 76,879.93		Mov. & Utensílios	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 1,596,771.11	R$ 1,596,771.11		Obras em Andamento	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 23,195,984.82	R$ 23,195,984.82		Terrenos	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 131,994.22	R$ -		Veículos	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 6,794,264.10	R$ 4,917,381.54	INSTALACOES	Benf. Em Imóveis	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 309,010,978.15	R$ 74,208,476.94	INSTALACOES	Edf. e Construções	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 38,590,385.10	R$ 25,927,287.21	INSTALACOES	Instalações	Uberlândia	MG
Sadia S/A - Abated. Uberlândia	R$ 153,333,221.10	R$ 73,689,552.95	MAQEQUIPS	Maq. & Equipamentos	Uberlândia	MG
Sadia S/A - Bauru	R$ 159.00	R$ -		Bens Nat. Permanente	Bauru	SP
Sadia S/A - Bauru	R$ 54,753.56	R$ 2,608.12		Mov. & Utensílios	Bauru	SP
Sadia S/A - Bauru	R$ 57,847.32	R$ 57,847.32		Terrenos	Bauru	SP
Sadia S/A - Bauru	R$ 126,653.72	R$ 1,859.53	INSTALACOES	Benf. Em Imóveis	Bauru	SP
Sadia S/A - Bauru	R$ 1,302,641.10	R$ 30,189.09	INSTALACOES	Edf. e Construções	Bauru	SP
Sadia S/A - Bauru	R$ 526,562.04	R$ -	INSTALACOES	Instalações	Bauru	SP
Sadia S/A - Bauru	R$ 236,813.28	R$ 64,560.58	MAQEQUIPS	Maq. & Equipamentos	Bauru	SP
Sadia S/A - Belo Horizonte	R$ 2,140.13	R$ 0.13		Bens Nat. Permanente	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 2,389.54	R$ 59.52		Instalações/Sistemas	Belo Horizonte	MG

DsLocNeg	Replacement Cost	Residual Value (market v)	Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Belo Horizonte	R$ 13,600.00	R$ 13,600.00		Maq./Equip. p.Venda	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 120,136.86	R$ 10,235.04		Mov. & Utensilios	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 73,630.52	R$ 1,258.82		Veículos	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 23,721.87	R$ 4,744.37	INSTALACOES	Benf. Em Imóveis	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 57,370.90	R$ 8,587.03	INSTALACOES	Instalações	Belo Horizonte	MG
Sadia S/A - Belo Horizonte	R$ 1,236,376.71	R$ 505,563.41	MAQEQUIPS	Maq. & Equipamentos	Belo Horizonte	MG
Sadia S/A - Brasília	R$ -	R$ -		Bens Nat. Permanente	Brasília	DF
Sadia S/A - Brasília	R$ 53,544.23	R$ 19,740.88		Mov. & Utensilios	Brasília	DF
Sadia S/A - Brasília	R$ 18,000.00	R$ 18,000.00		Terrenos p. Venda	Brasília	DF
Sadia S/A - Brasília	R$ 287,819.02	R$ 13,160.68		Veículos	Brasília	DF
Sadia S/A - Brasília	R$ 63,437.71	R$ 6,343.77	INSTALACOES	Benf. Em Imóveis	Brasília	DF
Sadia S/A - Brasília	R$ 516,591.23	R$ 226,033.64	INSTALACOES	Edf. e Construções	Brasília	DF
Sadia S/A - Brasília	R$ 139,087.24	R$ 68,714.63	INSTALACOES	Instalações	Brasília	DF
Sadia S/A - Brasília	R$ 172,222.87	R$ 78,173.96	MAQEQUIPS	Maq. & Equipamentos	Brasília	DF
Sadia S/A - Campinas	R$ 554.40	R$ -		Bens Nat. Permanente	Campinas	SP
Sadia S/A - Campinas	R$ 50,250.43	R$ 12,043.31		Mov. & Utensilios	Campinas	SP
Sadia S/A - Campinas	R$ 2,226.27	R$ 2,226.27		Obras em Andamento	Campinas	SP
Sadia S/A - Campinas	R$ 41,565.00	R$ 7,619.75		Veículos	Campinas	SP
Sadia S/A - Campinas	R$ 198,189.53	R$ 118,400.21	MAQEQUIPS	Maq. & Equipamentos	Campinas	SP
Sadia S/A - Campo Erè	R$ -	R$ -		Bens Nat. Permanente	Campo Erè	SC
Sadia S/A - Campo Erè	R$ 32,319.65	R$ 16,323.88		Mov. & Utensilios	Campo Erè	SC
Sadia S/A - Campo Erè	R$ 5,792.86	R$ 5,792.86		Terrenos	Campo Erè	SC
Sadia S/A - Campo Erè	R$ -	R$ -		Veículos	Campo Erè	SC
Sadia S/A - Campo Erè	R$ 641,758.68	R$ 525,080.68	INSTALACOES	Edf. e Construções	Campo Erè	SC
Sadia S/A - Campo Erè	R$ 245,922.76	R$ 52,422.37	MAQEQUIPS	Maq. & Equipamentos	Campo Erè	SC
Sadia S/A - Campo Grande	R$ -	R$ -		Bens Nat. Permanente	Campo Grande	MS
Sadia S/A - Campo Grande	R$ 21,070.15	R$ 21,070.15		Obras em Andamento	Campo Grande	MS
Sadia S/A - Campo Grande	R$ 202,974.79	R$ 149,885.94	INSTALACOES	Instalações	Campo Grande	MS
Sadia S/A - Campo Grande	R$ 165,117.14	R$ 107,419.49	MAQEQUIPS	Maq. & Equipamentos	Campo Grande	MS
Sadia S/A - Campo Verde	R$ 2,760.63	R$ -		Bens Nat. Permanente	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 139,827.56	R$ 139,827.56		Desp. Pré-Operacion.	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 7,692,833.75	R$ 7,064,999.32		Florest. & Reflor.	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 301.00	R$ -		Instalações/Sistemas	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 160,453.25	R$ 66,838.27		Mov. & Utensilios	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 11,294,146.57	R$ 11,294,146.57		Obras em Andamento	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 18,851,718.97	R$ 18,851,718.97		Terrenos	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 58,049.36	R$ 0.01		Veículos	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 1,097,298.57	R$ 292,264.85	INSTALACOES	Benf. Em Imóveis	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 37,186,266.31	R$ 24,179,860.33	INSTALACOES	Edf. e Construções	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 9,815,855.27	R$ 1,255,820.97	INSTALACOES	Instalações	Campo Verde	MT
Sadia S/A - Campo Verde	R$ 23,372,454.05	R$ 6,247,527.99	MAQEQUIPS	Maq. & Equipamentos	Campo Verde	MT
Sadia S/A - Cd Jundiai	R$ 9,120.71	R$ -		Bens Nat. Permanente	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 1,271,804.42	R$ 617,064.82		Desp. Pré-Operacion.	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 1,099,739.54	R$ 879,024.96		Dif.Implant.Software	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 215,109.85	R$ 157,293.28		Instalações/Sistemas	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 937,941.99	R$ 468,869.84		Mov. & Utensilios	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 5,041,781.87	R$ 5,041,781.87		Obras em Andamento	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 286,750.45	R$ 643.56		Veículos	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 95,467,691.88	R$ 76,864,895.60	INSTALACOES	Benf. Em Imóveis	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 7,490,840.38	R$ 7,170,534.66	INSTALACOES	Edf. e Construções	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 7,719,861.38	R$ 6,174,875.01	INSTALACOES	Instalações	Jundiaí	SP
Sadia S/A - Cd Jundiai	R$ 13,705,510.02	R$ 6,228,394.51	MAQEQUIPS	Maq. & Equipamentos	Jundiaí	SP
Sadia S/A - Chapecó	R$ -	R$ -		Adiant. a Fornec.	Chapecó	SC
Sadia S/A - Chapecó	R$ -	R$ -		Animais p/ Trabalho	Chapecó	SC
Sadia S/A - Chapecó	R$ 2,673.71	R$ -		Bens Nat. Permanente	Chapecó	SC
Sadia S/A - Chapecó	R$ 3,998,576.38	R$ 2,733,110.27		Florest. & Reflor.	Chapecó	SC
Sadia S/A - Chapecó	R$ 20,837.63	R$ 8,156.81		Instalações/Sistemas	Chapecó	SC
Sadia S/A - Chapecó	R$ 2,467,177.05	R$ 936,856.90		Mov. & Utensilios	Chapecó	SC
Sadia S/A - Chapecó	R$ 18,302,557.80	R$ 18,302,557.80		Obras em Andamento	Chapecó	SC
Sadia S/A - Chapecó	R$ 5,749,335.02	R$ 5,749,335.02		Terrenos	Chapecó	SC
Sadia S/A - Chapecó	R$ 98,944.38	R$ 46,997.58		Veículos	Chapecó	SC
Sadia S/A - Chapecó	R$ 3,933,036.12	R$ 1,287,216.24	INSTALACOES	Benf. Em Imóveis	Chapecó	SC
Sadia S/A - Chapecó	R$ 147,297,387.08	R$ 86,804,267.71	INSTALACOES	Edf. e Construções	Chapecó	SC
Sadia S/A - Chapecó	R$ 125,941,885.69	R$ 63,532,988.11	INSTALACOES	Instalações	Chapecó	SC
Sadia S/A - Chapecó	R$ 266,843,809.26	R$ 103,164,481.53	MAQEQUIPS	Maq. & Equipamentos	Chapecó	SC
Sadia S/A - Concórdia	R$ -	R$ -		Adiant. a Fornec.	Concórdia	SC
Sadia S/A - Concórdia	R$ 308.38	R$ -		Bens Nat. Permanente	Concórdia	SC
Sadia S/A - Concórdia	R$ 5,086,351.52	R$ 4,134,221.93		Florest. & Reflor.	Concórdia	SC
Sadia S/A - Concórdia	R$ 681,759.32	R$ 325,039.76		Instalações/Sistemas	Concórdia	SC
Sadia S/A - Concórdia	R$ 298,178.39	R$ 9,756.73		Marcas & Patentes	Concórdia	SC
Sadia S/A - Concórdia	R$ 3,423,118.92	R$ 1,122,247.45		Mov. & Utensilios	Concórdia	SC
Sadia S/A - Concórdia	R$ 6,190,530.69	R$ 6,190,530.69		Obras em Andamento	Concórdia	SC
Sadia S/A - Concórdia	R$ 2,021,907.86	R$ 2,021,907.86		Terrenos	Concórdia	SC

DsLocNeg	Replacement Cost	Residual Value (market v.)	Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Concórdia	R$ 51,809.80	R$ 51,809.80		Terrenos p. Venda	Concórdia	SC
Sadia S/A - Concórdia	R$ 519,264.12	R$ 194,995.22		Veículos	Concórdia	SC
Sadia S/A - Concórdia	R$ 11,993,665.61	R$ 3,553,964.60	INSTALACOES	Benf. Em Imóveis	Concórdia	SC
Sadia S/A - Concórdia	R$ 152,887,840.79	R$ 73,915,542.41	INSTALACOES	Edf. e Construções	Concórdia	SC
Sadia S/A - Concórdia	R$ 92,957,768.27	R$ 54,287,295.20	INSTALACOES	Instalações	Concórdia	SC
Sadia S/A - Concórdia	R$ 333,664,775.56	R$ 151,053,318.45	MAQEQUIPS	Maq. & Equipamentos	Concórdia	SC
Sadia S/A - Curitiba	R$ 723.24	R$ -		Bens Nat. Permanente	Curitiba	PR
Sadia S/A - Curitiba	R$ 99,359.36	R$ 66,239.57		Dif.Implant.Software	Curitiba	PR
Sadia S/A - Curitiba	R$ 86,621.18	R$ 22,840.89		Mov. & Utensílios	Curitiba	PR
Sadia S/A - Curitiba	R$ 76,925.82	R$ 61,540.66	INSTALACOES	Instalações	Curitiba	PR
Sadia S/A - Curitiba	R$ 274,818.54	R$ 158,651.53	MAQEQUIPS	Maq. & Equipamentos	Curitiba	PR
Sadia S/A - Dois Vizinhos	R$ -	R$ -		Adiant. a Fornec.	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 24,524.82	R$ 0.07		Bens Nat. Permanente	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 1,485,114.93	R$ 1,136,212.13		Florest. & Reflor.	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 129,903.13	R$ 38,676.08		Instalações/Sistemas	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 404,684.38	R$ 254,694.52		Mov. & Utensílios	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 19,520,485.31	R$ 19,520,485.31		Obras em Andamento	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 3,301,879.57	R$ 3,301,879.57		Terrenos	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 195,418.77	R$ 883.46		Veículos	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 2,633,919.63	R$ 807,164.51	INSTALACOES	Benf. Em Imóveis	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 44,543,695.30	R$ 21,517,669.94	INSTALACOES	Edf. e Construções	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 15,321,347.73	R$ 6,892,157.29	INSTALACOES	Instalações	Dois Vizinhos	PR
Sadia S/A - Dois Vizinhos	R$ 110,139,725.40	R$ 47,430,113.82	MAQEQUIPS	Maq. & Equipamentos	Dois Vizinhos	PR
Sadia S/A - Duque de Caxias	R$ -	R$ -		Adiant. a Fornec.	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 1,401.50	R$ -		Bens Nat. Permanente	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 7,898.52	R$ 5,265.68		Dif.Implant.Software	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 89,066.90	R$ 25,948.81		Instalações/Sistemas	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 975,239.55	R$ 357,246.96		Mov. & Utensílios	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 4,276,131.57	R$ 4,276,070.57		Obras em Andamento	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 745,507.18	R$ 745,507.18		Terrenos	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 47,027.85	R$ 21,946.33		Veículos	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 10,509,968.07	R$ 2,062,977.72	INSTALACOES	Benf. Em Imóveis	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 21,609,272.14	R$ 13,997,417.85	INSTALACOES	Edf. e Construções	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 9,969,336.34	R$ 2,367,490.77	INSTALACOES	Instalações	Duque de Caxias	RJ
Sadia S/A - Duque de Caxias	R$ 76,122,536.01	R$ 27,640,074.71	MAQEQUIPS	Maq. & Equipamentos	Duque de Caxias	RJ
Sadia S/A - F.Racão Uberlândia	R$ 284.00	R$ -		Bens Nat. Permanente	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 5,080,473.42	R$ 4,860,472.92		Florest. & Reflor.	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 71,643.49	R$ 13,548.00		Mov. & Utensílios	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 265,515.13	R$ 265,515.13		Obras em Andamento	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 1,901,847.40	R$ 1,217,279.94	INSTALACOES	Benf. Em Imóveis	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 73,995,789.29	R$ 47,192,559.95	INSTALACOES	Edf. e Construções	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 34,796,886.95	R$ 24,622,157.76	INSTALACOES	Instalações	Uberlândia	MG
Sadia S/A - F.Racão Uberlândia	R$ 53,596,163.26	R$ 33,335,801.21	MAQEQUIPS	Maq. & Equipamentos	Uberlândia	MG
Sadia S/A - Fab. de Margarinas	R$ -	R$ -		Adiant. a Fornec.	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 284.00	R$ -		Bens Nat. Permanente	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 3,370,584.57	R$ 2,092,594.96		Desp. Pré-Operacion.	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 7,700.56	R$ 1,283.43		Instalações/Sistemas	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 268,797.90	R$ 213,791.03		Mov. & Utensílios	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 1,384,899.46	R$ 1,384,899.46		Obras em Andamento	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 82,287,487.83	R$ 74,870,492.38	INSTALACOES	Edf. e Construções	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 42,299,413.32	R$ 35,041,942.78	INSTALACOES	Instalações	Fab. de Margarinas	N-IDENT
Sadia S/A - Fab. de Margarinas	R$ 93,124,289.96	R$ 73,877,240.39	MAQEQUIPS	Maq. & Equipamentos	Fab. de Margarinas	N-IDENT
Sadia S/A - Faxinal dos Guedes	R$ -	R$ -		Adiant. a Fornec.	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 68,681.05	R$ 1,524.57		Bens Nat. Permanente	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 1,930,158.76	R$ 1,845,170.81		Florest. & Reflor.	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 21,160.98	R$ 16,126.10		Instalações/Sistemas	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 94,268.85	R$ 22,682.56		Mov. & Utensílios	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 26,844.62	R$ 26,844.62		Obras em Andamento	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 884,516.91	R$ 884,516.91		Terrenos	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 416,959.63	R$ 11,518.68		Veículos	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 6,686,550.71	R$ 2,863,657.14	INSTALACOES	Benf. Em Imóveis	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 55,197,059.32	R$ 20,249,809.28	INSTALACOES	Edf. e Construções	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 9,598,243.56	R$ 2,003,179.21	INSTALACOES	Instalações	Faxinal dos Guedes	SC
Sadia S/A - Faxinal dos Guedes	R$ 31,239,218.70	R$ 9,589,037.55	MAQEQUIPS	Maq. & Equipamentos	Faxinal dos Guedes	SC
Sadia S/A - Fortaleza	R$ 0.05	R$ 0.01		Bens Nat. Permanente	Fortaleza	CE
Sadia S/A - Fortaleza	R$ 105,006.59	R$ 28,335.09		Mov. & Utensílios	Fortaleza	CE
Sadia S/A - Fortaleza	R$ 81,730.88	R$ 38,315.70		Veículos	Fortaleza	CE
Sadia S/A - Fortaleza	R$ 193,885.68	R$ 71,527.91	INSTALACOES	Instalações	Fortaleza	CE
Sadia S/A - Fortaleza	R$ 270,996.16	R$ 136,471.72	MAQEQUIPS	Maq. & Equipamentos	Fortaleza	CE
Sadia S/A - Francisco Beltrão	R$ -	R$ -		Adiant. a Fornec.	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 44,672.78	R$ -		Bens Nat. Permanente	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 40,205.70	R$ 30,695.41		Dif.Implant.Software	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 706,347.16	R$ 696,033.37		Florest. & Reflor.	Francisco Beltrão	PR

DsLocNeg	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Francisco Beltrão	R$ 457,991.73	R$ 248,875.09		Instalações/Sistemas	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 361,854.73	R$ 236,875.89		Mov. & Utensílios	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 20,697,073.66	R$ 20,697,073.66		Obras em Andamento	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 2,448,426.33	R$ 2,448,426.33		Terrenos	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 224,564.06	R$ 95,468.07		Veículos	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 3,190,003.66	R$ 2,353,789.57	INSTALACOES	Benf. Em Imóveis	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 70,978,027.54	R$ 53,446,954.14	INSTALACOES	Edf. e Construções	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 33,290,161.04	R$ 19,982,740.96	INSTALACOES	Instalações	Francisco Beltrão	PR
Sadia S/A - Francisco Beltrão	R$ 112,740,230.31	R$ 59,453,738.58	MAQEQUIPS	Maq. & Equipamentos	Francisco Beltrão	PR
Sadia S/A - Frigor. Uberlândia	R$ -	R$ -		Adiant. a Fornec.	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 17,699.06	R$ -		Bens Nat. Permanente	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 6,026,270.83	R$ 6,018,222.23		Florest. & Reflor.	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 104,884.84	R$ 12,975.60		Instalações/Sistemas	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ -	R$ -		Maq./Equip. p.Venda	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 216,339.16	R$ -		Marcas & Patentes	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 1,470,651.57	R$ 488,739.20		Mov. & Utensílios	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 6,426,678.05	R$ 6,426,678.05		Obras em Andamento	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 10,582,917.07	R$ 10,582,917.07		Terrenos	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 430,278.87	R$ 38,223.75		Veículos	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 3,696,513.98	R$ 2,670,152.70	INSTALACOES	Benf. Em Imóveis	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 248,060,274.63	R$ 186,170,844.83	INSTALACOES	Edf. e Construções	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 126,341,404.03	R$ 96,430,179.86	INSTALACOES	Instalações	Uberlândia	MG
Sadia S/A - Frigor. Uberlândia	R$ 227,500,770.88	R$ 146,642,637.71	MAQEQUIPS	Maq. & Equipamentos	Uberlândia	MG
Sadia S/A - FV Belém	R$ 5,639.09	R$ 767.40		Mov. & Utensílios	Belém	PA
Sadia S/A - FV Belém	R$ 33,153.89	R$ 4,146.77	MAQEQUIPS	Maq. & Equipamentos	Belém	PA
Sadia S/A - Garibaldi	R$ 1,111.00	R$ -		Bens Nat. Permanente	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 451.51	R$ -		Desp. Pré-Operacion.	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 29,209.95	R$ 15,834.08		Instalações/Sistemas	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 25,421.96	R$ 14,346.99		Mov. & Utensílios	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 153,110.94	R$ 153,110.94		Obras em Andamento	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 102,981.20	R$ 50,597.79		Veículos	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 91,747.85	R$ 64,223.49	INSTALACOES	Instalações	Garibaldi	RS
Sadia S/A - Garibaldi	R$ 2,285,033.52	R$ 1,669,955.02	MAQEQUIPS	Maq. & Equipamentos	Garibaldi	RS
Sadia S/A - Goiânia	R$ 2,592.92	R$ 35.48		Mov. & Utensílios	Goiânia	GO
Sadia S/A - Goiânia	R$ 37,705.12	R$ 23,699.99	MAQEQUIPS	Maq. & Equipamentos	Goiânia	GO
Sadia S/A - Guarulhos	R$ 3,587.94	R$ -		Bens Nat. Permanente	Guarulhos	SP
Sadia S/A - Guarulhos	R$ 10,719.29	R$ 5,233.02		Mov. & Utensílios	Guarulhos	SP
Sadia S/A - Guarulhos	R$ 7,504,216.86	R$ 6,903,879.51	INSTALACOES	Edf. e Construções	Guarulhos	SP
Sadia S/A - Guarulhos	R$ -	R$ -	INSTALACOES	Instalações	Guarulhos	SP
Sadia S/A - Guarulhos	R$ 33,449.63	R$ 14,175.50	MAQEQUIPS	Maq. & Equipamentos	Guarulhos	SP
Sadia S/A - Hybrid	R$ 450.40	R$ -		Bens Nat. Permanente	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 109,145.36	R$ -		Florest. & Reflor.	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 10,773.49	R$ 571.70		Mov. & Utensílios	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 295,887.97	R$ 295,887.97		Terrenos	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 240,910.10	R$ 140,596.03	INSTALACOES	Benf. Em Imóveis	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 5,781,984.13	R$ 2,657,092.29	INSTALACOES	Edf. e Construções	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 548,469.05	R$ 231,055.19	INSTALACOES	Instalações	Hybrid	N-IDENT
Sadia S/A - Hybrid	R$ 1,431,218.45	R$ 716,683.40	MAQEQUIPS	Maq. & Equipamentos	Hybrid	N-IDENT
Sadia S/A - Imperatriz	R$ 63,233.39	R$ 53,001.19		Dif.Implant.Software	Imperatriz	MA
Sadia S/A - Imperatriz	R$ 4,884.80	R$ 4,559.12		Mov. & Utensílios	Imperatriz	MA
Sadia S/A - Imperatriz	R$ 37,309.81	R$ 32,871.00	MAQEQUIPS	Maq. & Equipamentos	Imperatriz	MA
Sadia S/A - Itajaí	R$ 33,302.66	R$ -		Bens Nat. Permanente	Itajaí	SC
Sadia S/A - Itajaí	R$ 4,431.36	R$ 1,011.84		Instalações/Sistemas	Itajaí	SC
Sadia S/A - Itajaí	R$ 311,444.48	R$ 55,826.71		Mov. & Utensílios	Itajaí	SC
Sadia S/A - Itajaí	R$ 35,670.69	R$ 35,670.69		Terrenos	Itajaí	SC
Sadia S/A - Itajaí	R$ 156,114.95	R$ 16,246.30		Veículos	Itajaí	SC
Sadia S/A - Itajaí	R$ 107,546.46	R$ 18,225.20	INSTALACOES	Benf. Em Imóveis	Itajaí	SC
Sadia S/A - Itajaí	R$ 1,596,964.29	R$ 632,400.01	INSTALACOES	Edf. e Construções	Itajaí	SC
Sadia S/A - Itajaí	R$ 1,233,219.71	R$ 223,322.36	INSTALACOES	Instalações	Itajaí	SC
Sadia S/A - Itajaí	R$ 788,957.87	R$ 343,112.78	MAQEQUIPS	Maq. & Equipamentos	Itajaí	SC
Sadia S/A - Lajeado	R$ 5,041.38	R$ -		Bens Nat. Permanente	Lajeado	RS
Sadia S/A - Lajeado	R$ 15,239.03	R$ 3,375.62		Mov. & Utensílios	Lajeado	RS
Sadia S/A - Lajeado	R$ 53,700.00	R$ 32,220.00	INSTALACOES	Instalações	Lajeado	RS
Sadia S/A - Lajeado	R$ 2,896,072.08	R$ 2,021,765.01	MAQEQUIPS	Maq. & Equipamentos	Lajeado	RS
Sadia S/A - Lucas do Rio Verde	R$ 4,021.14	R$ -		Bens Nat. Permanente	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 51,845,704.98	R$ 50,931,154.42		Desp. Pré-Operacion.	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 29,821.21	R$ 18,886.75		Dif.Implant.Software	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 6,080,498.83	R$ 6,080,498.83		Florest. & Reflor.	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 1,033,044.27	R$ 965,909.41		Mov. & Utensílios	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 327,302,421.56	R$ 327,302,421.56		Obras em Andamento	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 31,459,858.82	R$ 31,459,858.82		Terrenos	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 170,945.04	R$ 80,734.38		Veículos	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 29,580,748.87	R$ 29,156,225.91	INSTALACOES	Benf. Em Imóveis	Lucas do Rio Verde	MT

DsLocNeg	Replacement Cost	Residual Value (market v)	Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Lucas do Rio Verde	R$ 378,068,963.98	R$ 362,362,105.14	INSTALACOES	Edf. e Construções	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 136,198,318.47	R$ 125,539,806.42	INSTALACOES	Instalações	Lucas do Rio Verde	MT
Sadia S/A - Lucas do Rio Verde	R$ 259,082,910.65	R$ 236,106,362.92	MAQEQUIPS	Maq. & Equipamentos	Lucas do Rio Verde	MT
Sadia S/A - Manaus	R$ -	R$ -		Bens Nat. Permanente	Manaus	AM
Sadia S/A - Manaus	R$ 3,727.04	R$ 1,720.17		Instalações/Sistemas	Manaus	AM
Sadia S/A - Manaus	R$ 71,094.81	R$ 24,243.56		Mov. & Utensílios	Manaus	AM
Sadia S/A - Manaus	R$ 2,959,920.38	R$ 2,959,920.38		Obras em Andamento	Manaus	AM
Sadia S/A - Manaus	R$ 53,332.44	R$ -		Veículos	Manaus	AM
Sadia S/A - Manaus	R$ 195,741.14	R$ 1,007.32	INSTALACOES	Benf. Em Imóveis	Manaus	AM
Sadia S/A - Manaus	R$ 2,698.08	R$ 1,942.62	INSTALACOES	Edf. e Construções	Manaus	AM
Sadia S/A - Manaus	R$ 139,600.18	R$ 79,903.38	INSTALACOES	Instalações	Manaus	AM
Sadia S/A - Manaus	R$ 186,343.99	R$ 48,337.19	MAQEQUIPS	Maq. & Equipamentos	Manaus	AM
Sadia S/A - Medianeira	R$ -	R$ -		Bens Nat. Permanente	Medianeira	PR
Sadia S/A - Medianeira	R$ 4,766.00	R$ 1,027.06		Mov. & Utensílios	Medianeira	PR
Sadia S/A - Medianeira	R$ 340,741.17	R$ 340,741.17		Obras em Andamento	Medianeira	PR
Sadia S/A - Medianeira	R$ 31,759.80	R$ 31,759.80		Terrenos	Medianeira	PR
Sadia S/A - Medianeira	R$ 3,000.00	R$ -		Veículos	Medianeira	PR
Sadia S/A - Medianeira	R$ 5,866.62	R$ -	INSTALACOES	Benf. Em Imóveis	Medianeira	PR
Sadia S/A - Medianeira	R$ 1,515,715.02	R$ 47,601.42	INSTALACOES	Edf. e Construções	Medianeira	PR
Sadia S/A - Medianeira	R$ 274,512.13	R$ 60,811.12	INSTALACOES	Instalações	Medianeira	PR
Sadia S/A - Medianeira	R$ 1,439,937.96	R$ 426,433.60	MAQEQUIPS	Maq. & Equipamentos	Medianeira	PR
Sadia S/A - Naviraí	R$ 390.90	R$ 58.95		Mov. & Utensílios	Naviraí	MS
Sadia S/A - Naviraí	R$ 59,513.03	R$ 47,610.42	INSTALACOES	Instalações	Naviraí	MS
Sadia S/A - Naviraí	R$ 129,702.84	R$ 80,878.99	MAQEQUIPS	Maq. & Equipamentos	Naviraí	MS
Sadia S/A - Nova Araçá	R$ 309,448.59	R$ 260,319.60		Instalações/Sistemas	Nova Araçá	RS
Sadia S/A - Nova Araçá	R$ 40,813.71	R$ 29,253.62		Mov. & Utensílios	Nova Araçá	RS
Sadia S/A - Nova Araçá	R$ (15,686.26)	R$ (15,686.26)		Obras em Andamento	Nova Araçá	RS
Sadia S/A - Nova Araçá	R$ 233,649.63	R$ 210,284.67	INSTALACOES	Instalações	Nova Araçá	RS
Sadia S/A - Nova Araçá	R$ 900,047.54	R$ 715,525.77	MAQEQUIPS	Maq. & Equipamentos	Nova Araçá	RS
Sadia S/A - Paranaguá	R$ -	R$ -		Adiant. a Fornec.	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 24,976.13	R$ -		Bens Nat. Permanente	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 3,122,506.58	R$ 636,683.86		Dif.Implant.Software	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 60,921.09	R$ 31,009.21		Instalações/Sistemas	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 431,314.10	R$ 142,025.17		Mov. & Utensílios	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 3,311,589.62	R$ 3,311,589.62		Obras em Andamento	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 129,591.85	R$ 129,591.85		Terrenos	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 2,558.52	R$ -		Veículos	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 2,976,273.19	R$ 674,995.16	INSTALACOES	Benf. Em Imóveis	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 53,793,386.39	R$ 28,933,263.56	INSTALACOES	Edf. e Construções	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 42,500,381.25	R$ 18,263,599.53	INSTALACOES	Instalações	Paranaguá	PR
Sadia S/A - Paranaguá	R$ 83,029,552.37	R$ 22,815,796.86	MAQEQUIPS	Maq. & Equipamentos	Paranaguá	PR
Sadia S/A - Pato Branco	R$ -	R$ -		Bens Nat. Permanente	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 6,316.62	R$ 116.80		Mov. & Utensílios	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 73,589.72	R$ 73,589.72		Terrenos	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 766,610.64	R$ 662,741.58	INSTALACOES	Benf. Em Imóveis	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 770,097.02	R$ 139,439.90	INSTALACOES	Edf. e Construções	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 136,034.04	R$ 5,932.35	INSTALACOES	Instalações	Pato Branco	PR
Sadia S/A - Pato Branco	R$ 2,924,371.64	R$ 603,130.78	MAQEQUIPS	Maq. & Equipamentos	Pato Branco	PR
Sadia S/A - Porto Alegre	R$ 10,016.21	R$ -		Bens Nat. Permanente	Porto Alegre	RS
Sadia S/A - Porto Alegre	R$ 152,403.90	R$ 28,155.18		Mov. & Utensílios	Porto Alegre	RS
Sadia S/A - Porto Alegre	R$ 201,248.63	R$ 131,084.95	INSTALACOES	Instalações	Porto Alegre	RS
Sadia S/A - Porto Alegre	R$ 485,808.64	R$ 177,819.25	MAQEQUIPS	Maq. & Equipamentos	Porto Alegre	RS
Sadia S/A - Recife	R$ 0.02	R$ 0.02		Bens Nat. Permanente	Recife	PE
Sadia S/A - Recife	R$ 3,658.80	R$ 2,988.02		Dif.Implant.Software	Recife	PE
Sadia S/A - Recife	R$ 3,014.05	R$ 2,690.38		Instalações/Sistemas	Recife	PE
Sadia S/A - Recife	R$ 420,257.74	R$ 82,977.41		Mov. & Utensílios	Recife	PE
Sadia S/A - Recife	R$ 6,922.19	R$ -		Veículos	Recife	PE
Sadia S/A - Recife	R$ 233,168.55	R$ 73,878.80	INSTALACOES	Benf. Em Imóveis	Recife	PE
Sadia S/A - Recife	R$ 10,188.02	R$ 9,780.50	INSTALACOES	Edf. e Construções	Recife	PE
Sadia S/A - Recife	R$ 124,242.07	R$ 17,690.38	INSTALACOES	Instalações	Recife	PE
Sadia S/A - Recife	R$ 2,053,179.34	R$ 514,849.16	MAQEQUIPS	Maq. & Equipamentos	Recife	PE
Sadia S/A - Ribeirão Preto	R$ 2,217.39	R$ -		Bens Nat. Permanente	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 220,368.11	R$ 33,725.88		Mov. & Utensílios	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 3,339.57	R$ 3,339.57		Obras em Andamento	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 22,911.79	R$ 22,911.79		Terrenos	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 45,907.20	R$ 6,886.08		Veículos	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 2,287,635.34	R$ 395.66	INSTALACOES	Benf. Em Imóveis	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 1,403,301.02	R$ 277,799.61	INSTALACOES	Edf. e Construções	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 4,210,497.18	R$ 975,755.12	INSTALACOES	Instalações	Ribeirão Preto	SP
Sadia S/A - Ribeirão Preto	R$ 627,596.35	R$ 132,260.97	MAQEQUIPS	Maq. & Equipamentos	Ribeirão Preto	SP
Sadia S/A - Salvador	R$ -	R$ -		Bens Nat. Permanente	Salvador	BA
Sadia S/A - Salvador	R$ 224,501.38	R$ 89,562.89		Mov. & Utensílios	Salvador	BA
Sadia S/A - Salvador	R$ 35,155.58	R$ -		Veículos	Salvador	BA

DsLocNeg	Replacement Cost		Residual Value (market v.)		Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Salvador	R$	17,471.98	R$	1,319.70	INSTALACOES	Benf. Em Imóveis	Salvador	BA
Sadia S/A - Salvador	R$	939,774.36	R$	630,014.63	INSTALACOES	Instalações	Salvador	BA
Sadia S/A - Salvador	R$	657,576.89	R$	231,014.45	MAQEQUIPS	Maq. & Equipamentos	Salvador	BA
Sadia S/A - São José Campos	R$	2,183.25	R$	-		Bens Nat. Permanente	São José dos Campos	SP
Sadia S/A - São José Campos	R$	42,295.52	R$	34,541.34		Instalações/Sistemas	São José dos Campos	SP
Sadia S/A - São José Campos	R$	111,532.61	R$	24,727.83		Mov. & Utensílios	São José dos Campos	SP
Sadia S/A - São José Campos	R$	481,313.16	R$	481,313.16		Obras em Andamento	São José dos Campos	SP
Sadia S/A - São José Campos	R$	45,373.72	R$	45,373.72		Terrenos	São José dos Campos	SP
Sadia S/A - São José Campos	R$	35,454.22	R$	-		Veículos	São José dos Campos	SP
Sadia S/A - São José Campos	R$	440,631.09	R$	-	INSTALACOES	Benf. Em Imóveis	São José dos Campos	SP
Sadia S/A - São José Campos	R$	1,172,003.88	R$	95,931.98	INSTALACOES	Edf. e Construções	São José dos Campos	SP
Sadia S/A - São José Campos	R$	1,616,544.22	R$	2,426.69	INSTALACOES	Instalações	São José dos Campos	SP
Sadia S/A - São José Campos	R$	471,865.66	R$	67,749.26	MAQEQUIPS	Maq. & Equipamentos	São José dos Campos	SP
Sadia S/A - São Paulo	R$	60,919.32	R$	-		Bens Nat. Permanente	São Paulo	SP
Sadia S/A - São Paulo	R$	5,278,070.09	R$	486,197.13		Desp. Pré-Operacion.	São Paulo	SP
Sadia S/A - São Paulo	R$	852,123.57	R$	653,701.28		Dif.Implant.Software	São Paulo	SP
Sadia S/A - São Paulo	R$	44,518,324.74	R$	24,269,298.53		Instalações/Sistemas	São Paulo	SP
Sadia S/A - São Paulo	R$	397,734.72	R$	429.00		Marcas & Patentes	São Paulo	SP
Sadia S/A - São Paulo	R$	2,883,869.24	R$	625,498.70		Mov. & Utensílios	São Paulo	SP
Sadia S/A - São Paulo	R$	4,262,937.65	R$	4,262,937.65		Obras em Andamento	São Paulo	SP
Sadia S/A - São Paulo	R$	3,626,891.75	R$	3,626,891.75		Terrenos	São Paulo	SP
Sadia S/A - São Paulo	R$	930,760.18	R$	362,481.77		Veículos	São Paulo	SP
Sadia S/A - São Paulo	R$	8,150,446.00	R$	2,272,556.99	INSTALACOES	Benf. Em Imóveis	São Paulo	SP
Sadia S/A - São Paulo	R$	28,496,072.35	R$	7,404,851.95	INSTALACOES	Edf. e Construções	São Paulo	SP
Sadia S/A - São Paulo	R$	125,300.00	R$	100,240.00	INSTALACOES	Edf./Const. p. Venda	São Paulo	SP
Sadia S/A - São Paulo	R$	15,834,639.90	R$	3,278,779.52	INSTALACOES	Instalações	São Paulo	SP
Sadia S/A - São Paulo	R$	98,698,595.07	R$	43,591,346.66	MAQEQUIPS	Maq. & Equipamentos	São Paulo	SP
Sadia S/A - Teresina	R$	93,115.48	R$	76,044.33		Dif.Implant.Software	Teresina	PI
Sadia S/A - Teresina	R$	5,809.40	R$	4,744.34		Instalações/Sistemas	Teresina	PI
Sadia S/A - Teresina	R$	2,413.70	R$	2,192.43		Mov. & Utensílios	Teresina	PI
Sadia S/A - Teresina	R$	1,573.41	R$	1,416.07	INSTALACOES	Instalações	Teresina	PI
Sadia S/A - Teresina	R$	15,212.22	R$	13,583.01	MAQEQUIPS	Maq. & Equipamentos	Teresina	PI
Sadia S/A - Toledo	R$	-	R$	-		Adiant. a Fornec.	Toledo	PR
Sadia S/A - Toledo	R$	8,996.82	R$	-		Bens Nat. Permanente	Toledo	PR
Sadia S/A - Toledo	R$	156,766.50	R$	141,089.84		Dif.Implant.Software	Toledo	PR
Sadia S/A - Toledo	R$	4,278,620.64	R$	3,263,463.02		Florest. & Reflor.	Toledo	PR
Sadia S/A - Toledo	R$	834,032.35	R$	519,989.87		Instalações/Sistemas	Toledo	PR
Sadia S/A - Toledo	R$	807,617.78	R$	678,229.32		Mov. & Utensílios	Toledo	PR
Sadia S/A - Toledo	R$	58,231,749.20	R$	58,231,749.20		Obras em Andamento	Toledo	PR
Sadia S/A - Toledo	R$	7,188,970.52	R$	7,188,970.52		Terrenos	Toledo	PR
Sadia S/A - Toledo	R$	114,208.98	R$	23,575.62		Veículos	Toledo	PR
Sadia S/A - Toledo	R$	9,463,445.93	R$	3,876,490.69	INSTALACOES	Benf. Em Imóveis	Toledo	PR
Sadia S/A - Toledo	R$	198,248,071.72	R$	135,422,304.11	INSTALACOES	Edf. e Construções	Toledo	PR
Sadia S/A - Toledo	R$	160,442,731.40	R$	97,980,670.99	INSTALACOES	Instalações	Toledo	PR
Sadia S/A - Toledo	R$	419,957,166.07	R$	244,442,203.78	MAQEQUIPS	Maq. & Equipamentos	Toledo	PR
Sadia S/A - Três Passos	R$	1,382.68	R$	-		Bens Nat. Permanente	Três Passos	RS
Sadia S/A - Três Passos	R$	1,664,605.83	R$	1,504,677.93		Florest. & Reflor.	Três Passos	RS
Sadia S/A - Três Passos	R$	4,250.70	R$	1,062.67		Instalações/Sistemas	Três Passos	RS
Sadia S/A - Três Passos	R$	267,368.71	R$	65,211.34		Mov. & Utensílios	Três Passos	RS
Sadia S/A - Três Passos	R$	453,293.26	R$	453,293.26		Obras em Andamento	Três Passos	RS
Sadia S/A - Três Passos	R$	887,125.67	R$	887,125.67		Terrenos	Três Passos	RS
Sadia S/A - Três Passos	R$	15,967.77	R$	15,967.77		Terrenos p. Venda	Três Passos	RS
Sadia S/A - Três Passos	R$	138,191.72	R$	17,000.01		Veículos	Três Passos	RS
Sadia S/A - Três Passos	R$	4,911,243.94	R$	2,632,687.56	INSTALACOES	Benf. Em Imóveis	Três Passos	RS
Sadia S/A - Três Passos	R$	29,459,988.05	R$	16,485,203.69	INSTALACOES	Edf. e Construções	Três Passos	RS
Sadia S/A - Três Passos	R$	8,948,866.86	R$	2,755,789.79	INSTALACOES	Instalações	Três Passos	RS
Sadia S/A - Três Passos	R$	19,478,966.81	R$	7,579,155.07	MAQEQUIPS	Maq. & Equipamentos	Três Passos	RS
Sadia S/A - V.Anastácio	R$	1,882.08	R$	-		Bens Nat. Permanente	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	55,696.28	R$	38,488.20		Instalações/Sistemas	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	217,499.82	R$	31,364.48		Mov. & Utensílios	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	725.57	R$	-		Veículos	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	3,342,467.63	R$	529,725.40	INSTALACOES	Benf. Em Imóveis	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	9,449,229.28	R$	516.87	INSTALACOES	Edf. e Construções	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	14,017,804.15	R$	2,104,858.73	INSTALACOES	Instalações	V. Anastácio	N-IDENT
Sadia S/A - V.Anastácio	R$	9,173,798.71	R$	827,515.16	MAQEQUIPS	Maq. & Equipamentos	V. Anastácio	N-IDENT
Sadia S/A - Varzea Grande	R$	8,018.93	R$	-		Bens Nat. Permanente	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	2,580,756.36	R$	1,493,921.96		Desp. Pré-Operacion.	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	13,760.89	R$	10,320.66		Dif.Implant.Software	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	3,976,940.06	R$	3,604,009.37		Florest. & Reflor.	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	30,895.93	R$	4,060.23		Instalações/Sistemas	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	314,826.91	R$	150,639.16		Maq./Equip. p.Venda	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	1,553,350.97	R$	1,010,908.26		Mov. & Utensílios	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	8,982,924.42	R$	8,982,924.42		Obras em Andamento	Várzea Grande	MT

DsLocNeg	Replacement Cost		Residual Value (market vl)		Description of Classes Apsis	Accouting Class.	City	State
Sadia S/A - Varzea Grande	R$	900,481.94	R$	900,481.94		Terrenos	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	133,079.64	R$	23,883.18		Veículos	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	8,547,511.48	R$	3,672,899.54	INSTALACOES	Benf. Em Imóveis	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	313,248,140.82	R$	266,134,668.48	INSTALACOES	Edf. e Construções	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	135,614,372.39	R$	86,174,970.63	INSTALACOES	Instalações	Várzea Grande	MT
Sadia S/A - Varzea Grande	R$	213,976,080.89	R$	146,340,245.63	MAQ EQUIPS	Maq. & Equipamentos	Várzea Grande	MT
Sadia S/A - Vitória	R$	-	R$	-		Bens Nat. Permanente	Vitória	ES
Sadia S/A - Vitória	R$	45,674.77	R$	8,536.94		Mov. & Utensílios	Vitória	ES
Sadia S/A - Vitória	R$	73,767.24	R$	73,767.24		Obras em Andamento	Vitória	ES
Sadia S/A - Vitória	R$	69,014.18	R$	46,929.65	INSTALACOES	Edf./Const. p. Venda	Vitória	ES
Sadia S/A - Vitória	R$	3,658.38	R$	-	INSTALACOES	Instalações	Vitória	ES
Sadia S/A - Vitória	R$	325,318.90	R$	104,910.48	MAQ EQUIPS	Maq. & Equipamentos	Vitória	ES
Sadia S/A - Xanxerê	R$	-	R$	-		Bens Nat. Permanente	Xanxerê	SC
Sadia S/A - Xanxerê	R$	11,031.79	R$	2,080.99		Mov. & Utensílios	Xanxerê	SC
Sadia S/A - Xanxerê	R$	71,958.82	R$	71,958.82		Terrenos	Xanxerê	SC
Sadia S/A - Xanxerê	R$	-	R$	-		Veículos	Xanxerê	SC
Sadia S/A - Xanxerê	R$	728,572.53	R$	151,831.61	INSTALACOES	Edf. e Construções	Xanxerê	SC
Sadia S/A - Xanxerê	R$	432,828.35	R$	-	INSTALACOES	Instalações	Xanxerê	SC
Sadia S/A - Xanxerê	R$	3,897,894.50	R$	231,922.84	MAQ EQUIPS	Maq. & Equipamentos	Xanxerê	SC
Sadia S/A- Ponta Grossa-Massas	R$	-	R$	-		Adiant. a Fornec.	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	908.51	R$	-		Bens Nat. Permanente	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	1,387,003.67	R$	302,474.91		Desp. Pré-Operacion.	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	4,785.53	R$	4,633.38		Florest. & Reflor.	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	371,583.18	R$	107,135.95		Instalações/Sistemas	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	1,550,739.38	R$	598,606.33		Mov. & Utensílios	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	1,053,669.78	R$	1,053,669.78		Obras em Andamento	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	1,009,127.45	R$	1,009,127.45		Terrenos	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	22,673.06	R$	-		Veículos	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	7,172,890.43	R$	4,192,879.58	INSTALACOES	Benf. Em Imóveis	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	67,421,211.47	R$	47,613,505.69	INSTALACOES	Edf. e Construções	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	34,965,074.24	R$	14,267,074.61	INSTALACOES	Instalações	Ponta Grossa	PR
Sadia S/A- Ponta Grossa-Massas	R$	111,220,129.67	R$	48,858,812.30	MAQ EQUIPS	Maq. & Equipamentos	Ponta Grossa	PR
Sadia S/A -Vitória Santo Antão	R$	43,220.39	R$	8,095.09		Bens Nat. Permanente	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	185,547.19	R$	160,807.57		Desp. Pré-Operacion.	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	7,533,817.62	R$	7,533,347.87		Dif.Projetos c/ Gast	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	382,227.47	R$	382,227.47		Florest. & Reflor.	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	193,885,277.50	R$	193,885,277.50		Obras em Andamento	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	4,227,999.99	R$	4,227,999.99		Terrenos	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	11,806,325.89	R$	11,806,325.89	INSTALACOES	Edf. e Construções	Vitória de Santo Antão	PE
Sadia S/A -Vitória Santo Antão	R$	372,616.42	R$	372,616.42	MAQ EQUIPS	Maq. & Equipamentos	Vitória de Santo Antão	PE
	R$	7,966,083,647.62	R$	5,262,654,009.71				

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
BATAVO/BATÁVIA	Divisão 1005 Frigorífico Batávia	R$ 1,316.72	R$ 629.00	Móveis e Utensílios	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 1005 Frigorífico Batávia	R$ 7,496.31	R$ 5,482.00	Floresta e Reflorestamento	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 1005 Frigorífico Batávia	R$ 68,640.00	R$ 67,200.00	Veículos	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 632,624.00	R$ 133,930.00	Veículos	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 1,186,181.06	R$ 434,498.83	Intangíveis - Marcas e Patentes	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 1,942,117.60	R$ 1,942,117.60	Terrenos	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 2,421,339.67	R$ 1,069,282.00	Móveis e Utensílios	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 6,072,228.49	R$ 660,033.00	Equips. Informática	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 6,669,138.38	R$ 3,167,669.66	Floresta e Reflorestamento	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 36,698,596.44	R$ 36,698,596.44	Imobilizado em Andamento	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 88,015,965.74	R$ 31,737,041.47	Instalações	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6701 Indústria Carambei - Batávia	R$ 148,772,909.02	R$ 62,766,223.67	Equipamentos	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 131,026.86	R$ 43,673.00	Equips. Informática	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 136,257.02	R$ 122,631.32	Benfeitorias em Imóveis	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 143,490.63	R$ 97,993.00	Móveis e Utensílios	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 193,938.12	R$ 8,630.00	Veículos	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 283,281.69	R$ 283,281.69	Imobilizado em Andamento	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 2,640,234.30	R$ 2,640,234.30	Terrenos	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 12,604,087.44	R$ 6,710,665.64	Instalações	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6702 Indústria Concórdia - Batávia	R$ 18,213,299.32	R$ 4,663,728.01	Equipamentos	Concórdia	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ -	R$ -	Imobilizado em Andamento	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ 4,712.68	R$ 886.00	Móveis e Utensílios	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ 86,460.13	R$ -	Veículos	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ 121,066.48	R$ -	Equipamentos	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ 228,872.46	R$ 226,698.22	Equips. Informática	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6703 Entr.Campo Erê - Batávia	R$ 409,263.63	R$ 212,811.84	Instalações	Campo Erê	SC
BATAVO/BATÁVIA	Divisão 6704 Entr.Planalto Alegre - Batávia	R$ 210.17	R$ 6.00	Móveis e Utensílios	Planalto Alegre	SC
BATAVO/BATÁVIA	Divisão 6704 Entr.Planalto Alegre - Batávia	R$ 42,326.77	R$ -	Veículos	Planalto Alegre	SC
BATAVO/BATÁVIA	Divisão 6704 Entr.Planalto Alegre - Batávia	R$ 121,236.67	R$ 479.68	Equipamentos	Planalto Alegre	SC
BATAVO/BATÁVIA	Divisão 6704 Entr.Planalto Alegre - Batávia	R$ 231,183.89	R$ 229,926.66	Equips. Informática	Planalto Alegre	SC
BATAVO/BATÁVIA	Divisão 6704 Entr.Planalto Alegre - Batávia	R$ 366,663.97	R$ 186,408.06	Instalações	Planalto Alegre	SC
BATAVO/BATÁVIA	Divisão 6705 Entr.S.Miguel D'oeste-Batávia	R$ 937.49	R$ 136.00	Móveis e Utensílios	São Miguel do Oeste	SC
BATAVO/BATÁVIA	Divisão 6705 Entr.S.Miguel D'oeste-Batávia	R$ 143,666.14	R$ 143,666.14	Imobilizado em Andamento	São Miguel do Oeste	SC
BATAVO/BATÁVIA	Divisão 6705 Entr.S.Miguel D'oeste-Batávia	R$ 246,274.98	R$ -	Equipamentos	São Miguel do Oeste	SC
BATAVO/BATÁVIA	Divisão 6705 Entr.S.Miguel D'oeste-Batávia	R$ 438,841.39	R$ 438,841.39	Terrenos	São Miguel do Oeste	SC
BATAVO/BATÁVIA	Divisão 6705 Entr.S.Miguel D'oeste-Batávia	R$ 674,060.81	R$ 360,663.42	Instalações	São Miguel do Oeste	SC
BATAVO/BATÁVIA	Divisão 6706 Entr.São João - Batávia	R$ 18,704.74	R$ -	Equipamentos	São João do Oeste	SC
BATAVO/BATÁVIA	Divisão 6706 Entr.São João - Batávia	R$ 493,443.98	R$ 493,443.98	Terrenos	São João do Oeste	SC
BATAVO/BATÁVIA	Divisão 6706 Entr.São João - Batávia	R$ 686,342.94	R$ 366,378.33	Instalações	São João do Oeste	SC
BATAVO/BATÁVIA	Divisão 6707 Entr.Campos Novos - Batávia	R$ 33,131.07	R$ -	Equipamentos	Campos Novos	SC
BATAVO/BATÁVIA	Divisão 6707 Entr.Campos Novos - Batávia	R$ 1,019,298.78	R$ 1,019,298.78	Terrenos	Campos Novos	SC
BATAVO/BATÁVIA	Divisão 6707 Entr.Campos Novos - Batávia	R$ 1,666,916.24	R$ 814,796.46	Instalações	Campos Novos	SC
BATAVO/BATÁVIA	Divisão 6751 Escr.Coml Vila Olimpia-Batávia	R$ 76,664.44	R$ 49,493.00	Móveis e Utensílios	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 6751 Escr.Coml Vila Olimpia-Batávia	R$ 146,670.40	R$ 87,342.24	Equipamentos	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 6751 Escr.Coml Vila Olimpia-Batávia	R$ 360,440.20	R$ 141,446.00	Equips. Informática	Cidade Não Identificada	N-IDENT
BATAVO/BATÁVIA	Divisão 6801 F. Itapecerica - Batávia	R$ 1,020.60	R$ 610.26	Equipamentos	Itapecerica da Serra	SP
BATAVO/BATÁVIA	Divisão 6801 F. Itapecerica - Batávia	R$ 22,987.24	R$ 9,962.00	Móveis e Utensílios	Itapecerica da Serra	SP
BATAVO/BATÁVIA	Divisão 6801 F. Itapecerica - Batávia	R$ 39,629.61	R$ 28,861.48	Instalações	Itapecerica da Serra	SP
BATAVO/BATÁVIA	Divisão 6801 F. Itapecerica - Batávia	R$ 136,024.76	R$ 20,823.00	Equips. Informática	Itapecerica da Serra	SP
BATAVO/BATÁVIA	Divisão 6802 F. Rio De Janeiro - Batávia	R$ 28,768.43	R$ 6,763.00	Equips. Informática	Rio de Janeiro	RJ
BATAVO/BATÁVIA	Divisão 6802 F. Rio De Janeiro - Batávia	R$ 31,138.44	R$ 22,896.00	Móveis e Utensílios	Rio de Janeiro	RJ
BATAVO/BATÁVIA	Divisão 6802 F. Rio De Janeiro - Batávia	R$ 106,997.76	R$ 106,997.76	Imobilizado em Andamento	Rio de Janeiro	RJ
BATAVO/BATÁVIA	Divisão 6802 F. Rio De Janeiro - Batávia	R$ 4,676,961.86	R$ 4,208,631.32	Equipamentos	Rio de Janeiro	RJ
BATAVO/BATÁVIA	Divisão 6803 F. Contagem - Batávia	R$ 6,378.60	R$ 3,217.00	Móveis e Utensílios	Contagem	MG
BATAVO/BATÁVIA	Divisão 6803 F. Contagem - Batávia	R$ 27,629.41	R$ 6,016.00	Equips. Informática	Contagem	MG
BATAVO/BATÁVIA	Divisão 6804 F. Jundiai - Batávia	R$ 68,869.18	R$ 48,208.43	Equipamentos	Jundiaí	SP
BATAVO/BATÁVIA	Divisão 6805 F. Itarare - Batávia	R$ 766.10	R$ -	Equips. Informática	Itararé	SP
BATAVO/BATÁVIA	Divisão 6806 F. Ourinhos - Batávia	R$ 1,840.00	R$ 1,362.00	Móveis e Utensílios	Ourinhos	SP
BATAVO/BATÁVIA	Divisão 6806 F. Ourinhos - Batávia	R$ 27,464.16	R$ 3,496.00	Equips. Informática	Ourinhos	SP
BATAVO/BATÁVIA	Divisão 6811 F. Recife - Batávia	R$ 3,320.67	R$ 1,660.28	Equipamentos	Recife	PE
BATAVO/BATÁVIA	Divisão 6811 F. Recife - Batávia	R$ 3,686.63	R$ 2,081.00	Móveis e Utensílios	Recife	PE
BATAVO/BATÁVIA	Divisão 6811 F. Recife - Batávia	R$ 44,661.94	R$ 10,907.00	Equips. Informática	Recife	PE
BATAVO/BATÁVIA	Divisão 6812 F. Salvador - Batávia	R$ 6,349.64	R$ 4,011.00	Móveis e Utensílios	Salvador	BA
BATAVO/BATÁVIA	Divisão 6812 F. Salvador - Batávia	R$ 6,710.01	R$ 1,268.00	Equips. Informática	Salvador	BA
BATAVO/BATÁVIA	Divisão 6814 F. Brasilia - Batávia	R$ 20,164.19	R$ 4,449.00	Equips. Informática	Brasília	DF
BATAVO/BATÁVIA	Divisão 6815 F. Goias - Batávia	R$ 10,272.40	R$ 4,856.00	Móveis e Utensílios	Aparecida de Goiânia	GO
BATAVO/BATÁVIA	Divisão 6815 F. Goias - Batávia	R$ 16,343.82	R$ 3,794.00	Equips. Informática	Aparecida de Goiânia	GO
BATAVO/BATÁVIA	Divisão 6821 F. São Jose - Batávia	R$ 1,908.84	R$ 1,006.00	Móveis e Utensílios	São José	SC
BATAVO/BATÁVIA	Divisão 6821 F. São Jose - Batávia	R$ 4,896.99	R$ 2,742.31	Instalações	São José	SC
BATAVO/BATÁVIA	Divisão 6821 F. São Jose - Batávia	R$ 23,029.40	R$ 3,603.00	Equips. Informática	São José	SC
BATAVO/BATÁVIA	Divisão 6822 F. Cachoeirinha - Batávia	R$ 879.20	R$ 527.62	Equipamentos	Cachoeirinha	RS
BATAVO/BATÁVIA	Divisão 6822 F. Cachoeirinha - Batávia	R$ 9,614.63	R$ 6,066.00	Móveis e Utensílios	Cachoeirinha	RS
BATAVO/BATÁVIA	Divisão 6822 F. Cachoeirinha - Batávia	R$ 48,280.68	R$ 4,277.00	Equips. Informática	Cachoeirinha	RS
BATAVO/BATÁVIA	Divisão 6823 F. Colombo - Batávia	R$ 19,630.84	R$ 9,892.00	Móveis e Utensílios	Colombo	PR
BATAVO/BATÁVIA	Divisão 6823 F. Colombo - Batávia	R$ 83,748.99	R$ 10,664.00	Equips. Informática	Colombo	PR
BATAVO/BATÁVIA	Divisão 6823 F. Colombo - Batávia	R$ 2,488,971.40	R$ 10,709.22	Equipamentos	Colombo	PR
BATAVO/BATÁVIA	Divisão 6824 F. Santa Maria - Batávia	R$ 2,162.00	R$ 680.00	Equips. Informática	Santa Maria	RS
BATAVO/BATÁVIA	Divisão 6825 F. Carambeí - Batávia	R$ 16,127.26	R$ 7,943.00	Móveis e Utensílios	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6825 F. Carambeí - Batávia	R$ 142,866.96	R$ 142,866.96	Terrenos	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6825 F. Carambeí - Batávia	R$ 179,860.20	R$ 6,479.00	Equips. Informática	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6825 F. Carambeí - Batávia	R$ 269,360.11	R$ 39,263.63	Equipamentos	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6825 F. Carambeí - Batávia	R$ 1,691,764.17	R$ 499,077.33	Instalações	Carambeí	PR
BATAVO/BATÁVIA	Divisão 6826 F. Concórdia - Batávia	R$ 4,162.34	R$ 1,691.00	Equips. Informática	Concórdia	SC
BATAVO/BATÁVIA	Divisão 8001 F. São Paulo Batavo	R$ 961.39	R$ 666.97	Equipamentos	São Paulo	SP
BATAVO/BATÁVIA	Divisão 8001 F. São Paulo Batavo	R$ 3,730.89	R$ 2,710.00	Equips. Informática	São Paulo	SP
BATAVO/BATÁVIA	Divisão 8001 F. São Paulo Batavo	R$ 66,456.01	R$ 14,114.00	Veículos	São Paulo	SP
BATAVO/BATÁVIA	Divisão 8001 F. São Paulo Batavo	R$ 101,462.61	R$ 37,901.00	Móveis e Utensílios	São Paulo	SP
BATAVO/BATÁVIA	Divisão 8002 F. Bauru Batavo	R$ 2,394.66	R$ 2,166.11	Equipamentos	Bauru	SP
BATAVO/BATÁVIA	Divisão 8002 F. Bauru Batavo	R$ 12,039.97	R$ 6,764.00	Móveis e Utensílios	Bauru	SP

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
BATAVO/BATAVIA	Divisão 8002 F. Bauru Batavo	R$ 12,664.72	R$ 2,271.00	Equips. Informática	Bauru	SP
BATAVO/BATAVIA	Divisão 8002 F. Bauru Batavo	R$ 56,442.40	R$ 15,991.00	Veículos	Bauru	SP
BATAVO/BATAVIA	Divisão 8004 F. Santos Batavo	R$ 1,833.38	R$ 294.00	Móveis e Utensílios	Santos	SP
BATAVO/BATAVIA	Divisão 8004 F. Santos Batavo	R$ 5,104.02	R$ 2,890.00	Equips. Informática	Santos	SP
BATAVO/BATAVIA	Divisão 8005 F. Campinas Batavo	R$ 4,987.66	R$ 2,992.64	Equipamentos	Campinas	SP
BATAVO/BATAVIA	Divisão 8005 F. Campinas Batavo	R$ 8,622.38	R$ 6,438.00	Equips. Informática	Campinas	SP
BATAVO/BATAVIA	Divisão 8005 F. Campinas Batavo	R$ 11,059.64	R$ 3,880.00	Móveis e Utensílios	Campinas	SP
BATAVO/BATAVIA	Divisão 8020 F. Videira Batavo	R$ 2,207.23	R$ 1,782.00	Móveis e Utensílios	Videira	SC
BATAVO/BATAVIA	Divisão 8020 F. Videira Batavo	R$ 20,417.74	R$ 6,427.00	Equips. Informática	Videira	SC
BATAVO/BATAVIA	Divisão 8024 F. Porto Alegre Batavo	R$ 3,774.62	R$ 2,242.00	Móveis e Utensílios	Porto Alegre	RS
BATAVO/BATAVIA	Divisão 8024 F. Porto Alegre Batavo	R$ 35,407.89	R$ 11,497.00	Equips. Informática	Porto Alegre	RS
BATAVO/BATAVIA	Divisão 8028 F.São José dos Pinhais Batavo	R$ 6,630.36	R$ 2,276.00	Equips. Informática	São José dos Pinhais	PR
BATAVO/BATAVIA	Divisão 8028 F.São José dos Pinhais Batavo	R$ 21,556.88	R$ 3,769.00	Móveis e Utensílios	São José dos Pinhais	PR
BATAVO/BATAVIA	Divisão 8028 F.São José dos Pinhais Batavo	R$ 59,000.00	R$ 16,717.00	Veículos	São José dos Pinhais	PR
BATAVO/BATAVIA	Divisão 8050 F. Rio de Janeiro Batavo	R$ 11,371.86	R$ 2,271.00	Equips. Informática	Rio de Janeiro	RJ
BATAVO/BATAVIA	Divisão 8050 F. Rio de Janeiro Batavo	R$ 14,291.00	R$ 7,642.00	Móveis e Utensílios	Rio de Janeiro	RJ
BATAVO/BATAVIA	Divisão 8050 F. Rio de Janeiro Batavo	R$ 61,600.00	R$ 17,425.00	Veículos	Rio de Janeiro	RJ
BATAVO/BATAVIA	Divisão 8051 F. Belo Horizonte Batavo	R$ 2,625.04	R$ 2,100.03	Equipamentos	Belo Horizonte	MG
BATAVO/BATAVIA	Divisão 8051 F. Belo Horizonte Batavo	R$ 4,850.05	R$ 2,859.00	Móveis e Utensílios	Belo Horizonte	MG
BATAVO/BATAVIA	Divisão 8051 F. Belo Horizonte Batavo	R$ 77,294.42	R$ 29,621.00	Equips. Informática	Belo Horizonte	MG
BATAVO/BATAVIA	Divisão 8080 F. Brasilia Batavo	R$ 3,408.00	R$ 2,271.00	Equips. Informática	Brasília	DF
BATAVO/BATAVIA	Divisão 8080 F. Brasilia Batavo	R$ 15,978.47	R$ 6,105.00	Móveis e Utensílios	Brasília	DF
BATAVO/BATAVIA	Divisão 8080 F. Brasilia Batavo	R$ 62,000.00	R$ 14,467.00	Veículos	Brasília	DF
BATAVO/BATAVIA	Divisão 8082 F. Recife Batavo	R$ 3,284.46	R$ 2,113.00	Móveis e Utensílios	Recife	PE
BATAVO/BATAVIA	Divisão 8082 F. Recife Batavo	R$ 27,803.39	R$ 13,606.00	Equips. Informática	Recife	PE
BATAVO/BATAVIA	Divisão 8082 F. Recife Batavo	R$ 45,442.98	R$ 34,081.00	Veículos	Recife	PE
BATAVO/BATAVIA	Divisão 8084 F. Salvador Batavo	R$ -	R$ -	Imobilizado em Andamento	Salvador	BA
BATAVO/BATAVIA	Divisão 8084 F. Salvador Batavo	R$ 2,698.61	R$ 1,735.00	Móveis e Utensílios	Salvador	BA
BATAVO/BATAVIA	Divisão 8084 F. Salvador Batavo	R$ 7,819.21	R$ 6,766.85	Equipamentos	Salvador	BA
BATAVO/BATAVIA	Divisão 8084 F. Salvador Batavo	R$ 74,347.72	R$ 30,054.00	Equips. Informática	Salvador	BA
BATAVO/BATAVIA	Divisão 8086 F. Belém Batavo	R$ 365.23	R$ -	Equips. Informática	Belém	PA
BATAVO/BATAVIA	Divisão 8086 F. Belém Batavo	R$ 3,335.29	R$ 333.63	Equipamentos	Belém	PA
BATAVO/BATAVIA	Divisão 8088 CD Rio Verde Batavo	R$ 605.32	R$ 292.00	Móveis e Utensílios	Rio Verde	GO
ELEVA	Divisão 0288 C. Grãos Guarapuava (Eleva)	R$ 15,665.71	R$ -	Veículos	Guarapuava	PR
ELEVA	Divisão 0288 C. Grãos Guarapuava (Eleva)	R$ 28,041.86	R$ 1,213.00	Móveis e Utensílios	Guarapuava	PR
ELEVA	Divisão 0288 C. Grãos Guarapuava (Eleva)	R$ 928,754.91	R$ 928,754.91	Terrenos	Guarapuava	PR
ELEVA	Divisão 0288 C. Grãos Guarapuava (Eleva)	R$ 6,363,742.67	R$ 484,935.54	Equipamentos	Guarapuava	PR
ELEVA	Divisão 0288 C. Grãos Guarapuava (Eleva)	R$ 6,563,086.54	R$ 2,499,453.60	Instalações	Guarapuava	PR
ELEVA	Divisão 6856 CD Esteio-Eleva Lácteos	R$ 855.00	R$ -	Intangíveis - Software	Esteio	RS
ELEVA	Divisão 6856 CD Esteio-Eleva Lácteos	R$ 6,412.73	R$ 5,130.18	Instalações	Esteio	RS
ELEVA	Divisão 6856 CD Esteio-Eleva Lácteos	R$ 13,775.68	R$ 2,504.00	Móveis e Utensílios	Esteio	RS
ELEVA	Divisão 6856 CD Esteio-Eleva Lácteos	R$ 113,705.70	R$ 44,928.19	Equipamentos	Esteio	RS
ELEVA	Divisão 6857 CD Rio de Janeiro-Eleva Lácteo	R$ 29,893.40	R$ 28,373.00	Intangíveis - Software	Rio de Janeiro	RJ
ELEVA	Divisão 6857 CD Rio de Janeiro-Eleva Lácteo	R$ 115,339.82	R$ 27,207.00	Móveis e Utensílios	Rio de Janeiro	RJ
ELEVA	Divisão 6857 CD Rio de Janeiro-Eleva Lácteo	R$ 279,196.44	R$ 120,947.59	Equipamentos	Rio de Janeiro	RJ
ELEVA	Divisão 6857 CD Rio de Janeiro-Eleva Lácteo	R$ 444,536.70	R$ 147,953.86	Instalações	Rio de Janeiro	RJ
ELEVA	Divisão 6858 CD Embu-Eleva Lácteos	R$ 50,076.06	R$ 1,637.00	Móveis e Utensílios	Embu	INTL
ELEVA	Divisão 6858 CD Embu-Eleva Lácteos	R$ 90,316.46	R$ 90,316.46	Terrenos	Embu	INTL
ELEVA	Divisão 6858 CD Embu-Eleva Lácteos	R$ 787,932.06	R$ 509,296.62	Equipamentos	Embu	INTL
ELEVA	Divisão 6858 CD Embu-Eleva Lácteos	R$ 2,203,649.00	R$ 1,718,767.76	Instalações	Embu	INTL
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 35,990.61	R$ 12,896.00	Intangíveis - Software	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 109,405.01	R$ -	Veículos	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 405,699.81	R$ 216,784.00	Móveis e Utensílios	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 435,376.29	R$ 435,376.29	Imobilizado em Andamento	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 1,316,104.67	R$ 1,316,104.67	Terrenos	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 64,460,462.46	R$ 33,887,531.07	Instalações	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6714 Industria Lacteos Teutônia	R$ 124,061,733.77	R$ 29,977,379.81	Equipamentos	Julio de Castilhos	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 1.32	R$ 1.32	Imobilizado em Andamento	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 9,737.64	R$ -	Veículos	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 116,025.64	R$ 31,482.00	Móveis e Utensílios	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 192,406.89	R$ 192,406.89	Terrenos	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 5,196,643.46	R$ 3,032,623.22	Instalações	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6715 Industria Lacteos São Lourenço	R$ 5,281,589.44	R$ 1,543,843.07	Equipamentos	São Lourenço do Sul	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 2,468.05	R$ 1,437.00	Intangíveis - Software	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 51,318.85	R$ -	Veículos	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 144,287.14	R$ 33,684.00	Móveis e Utensílios	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 239,903.13	R$ 239,903.13	Terrenos	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 5,988,307.21	R$ 2,766,785.43	Equipamentos	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6720 Industria Lacteos Santa Rosa	R$ 10,913,299.88	R$ 5,316,067.17	Instalações	Santa Rosa	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 100.80	R$ 81.00	Veículos	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 536.26	R$ 536.26	Floresta e Reflorestamento	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 3,454.69	R$ -	Intangíveis - Software	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 85,298.65	R$ 32,053.00	Móveis e Utensílios	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 476,378.55	R$ 476,378.55	Terrenos	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 1,203,996.82	R$ 1,203,996.82	Imobilizado em Andamento	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 5,936,791.28	R$ 3,627,623.31	Instalações	Três de Maio	RS
ELEVA/BATAVO	Divisão 6722 Industria Lacteos Três de Maio	R$ 6,137,185.58	R$ 1,815,136.26	Equipamentos	Três de Maio	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 664.00	R$ -	Veículos	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 17,130.05	R$ 17,130.05	Floresta e Reflorestamento	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 239,552.08	R$ 151,353.00	Móveis e Utensílios	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 835,090.25	R$ 835,090.25	Terrenos	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 1,281,683.69	R$ 1,281,683.69	Imobilizado em Andamento	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 26,819,275.62	R$ 20,618,391.17	Instalações	Ijuí	RS
ELEVA/BATAVO	Divisão 6725 Industria Lacteos Ijuí	R$ 38,300,646.98	R$ 17,501,858.82	Equipamentos	Ijuí	RS
ELEVA/BATAVO	Divisão 6727 Ind. Lacteos Itatiba-Malibu	R$ 31,837.99	R$ 27,646.68	Equipamentos	Embu	SP
ELEVA/BATAVO	Divisão 6727 Ind. Lacteos Itatiba-Malibu	R$ 2,596,033.05	R$ 2,596,033.05	Imobilizado em Andamento	Embu	SP
ELEVA/BATAVO	Divisão 6730 Industria Lacteos Rio Casca	R$ 55,239.83	R$ 55,239.83	Terrenos	Rio Casca	MG
ELEVA/BATAVO	Divisão 6730 Industria Lacteos Rio Casca	R$ 265,849.99	R$ 27,087.00	Veículos	Rio Casca	MG
ELEVA/BATAVO	Divisão 6730 Industria Lacteos Rio Casca	R$ 307,095.49	R$ 63,377.00	Móveis e Utensílios	Rio Casca	MG

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
ELEVA/BATAVO	Divisão 6730 Industria Lacteos Rio Casca	R$ 3,760,720.36	R$ 49,918.52	Instalações	Rio Casca	MG
ELEVA/BATAVO	Divisão 6730 Industria Lacteos Rio Casca	R$ 10,459,896.66	R$ 3,167,030.68	Equipamentos	Rio Casca	MG
ELEVA/BATAVO	Divisão 6731 Industria Lacteos Ravena	R$ 91,009.93	R$ 91,009.93	Terrenos	Sabará	MG
ELEVA/BATAVO	Divisão 6731 Industria Lacteos Ravena	R$ 263,961.28	R$ 76,633.00	Móveis e Utensílios	Sabará	MG
ELEVA/BATAVO	Divisão 6731 Industria Lacteos Ravena	R$ 6,496,478.64	R$ 38,866.77	Instalações	Sabará	MG
ELEVA/BATAVO	Divisão 6731 Industria Lacteos Ravena	R$ 33,621,457.28	R$ 6,031,091.11	Equipamentos	Sabará	MG
ELEVA/BATAVO	Divisão 6732 Ind Lacteos Três de Maio	R$ 16,986,919.67	R$ 16,986,919.67	Imobilizado em Andamento	Três de Maio	RS
ELEVA/BATAVO	Divisão 6879 Vendas Lácteos BH - Cotochés	R$ 3,416.09	R$ 1,368.00	Móveis e Utensílios	Ravena	MG
ELEVA/BATAVO	Divisão 6879 Vendas Lácteos BH - Cotochés	R$ 6,044.04	R$ 2,622.02	Equipamentos	Ravena	MG
ELEVA/BATAVO	Divisão 6881 Vendas Lácteos BA - Cotochés	R$ 310.49	R$ -	Equipamentos	Ravena	MG
ELEVA/BATAVO	Divisão 6881 Vendas Lácteos BA - Cotochés	R$ 1,261.14	R$ 56.00	Móveis e Utensílios	Ravena	MG
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 2,098.71	R$ 209.87	Benfeitorias em Imóveis	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 471,186.68	R$ 291,997.00	Veículos	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 492,870.40	R$ 234,603.00	Móveis e Utensílios	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 2,194,842.91	R$ 458,679.00	Equips. Informática	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 6,332,801.66	R$ 2,274,612.06	Equipamentos	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 10,965,977.43	R$ 6,312,313.67	Instalações	São Paulo	SP
PERDIGÃO	Divisão 0001 F. Vendas São Paulo	R$ 17,735,067.07	R$ 17,735,067.07	Imobilizado em Andamento	São Paulo	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 14,892.12	R$ 14,892.12	Imobilizado em Andamento	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 62,292.06	R$ 32,420.00	Móveis e Utensílios	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 114,016.76	R$ 97,206.39	Benfeitorias em Imóveis	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 152,346.78	R$ 48,646.00	Veículos	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 246,560.26	R$ 162,928.00	Equips. Informática	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 610,377.78	R$ 610,377.78	Terrenos	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 936,068.68	R$ 609,806.66	Equipamentos	Bauru	SP
PERDIGÃO	Divisão 0002 F. Vendas Bauru	R$ 7,841,160.94	R$ 7,194,936.74	Instalações	Bauru	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 10,447.64	R$ 10,447.64	Imobilizado em Andamento	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 76,384.63	R$ 21,076.00	Móveis e Utensílios	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 90,804.23	R$ 10,698.00	Veículos	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 340,743.60	R$ 117,204.00	Equips. Informática	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 1,364,021.61	R$ 1,364,021.61	Terrenos	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 1,664,369.73	R$ 190,417.08	Equipamentos	Cubatão	SP
PERDIGÃO	Divisão 0004 F. Vendas Santos	R$ 12,181,381.32	R$ 7,343,118.90	Instalações	Cubatão	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 161,680.74	R$ 48,334.00	Veículos	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 164,380.03	R$ 30,876.01	Benfeitorias em Imóveis	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 268,609.30	R$ 101,486.00	Móveis e Utensílios	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 260,418.70	R$ 76,612.00	Equips. Informática	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 2,236,246.06	R$ 2,236,246.06	Terrenos	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 6,646,362.67	R$ 2,345,461.88	Equipamentos	Campinas	SP
PERDIGÃO	Divisão 0005 F. Vendas Campinas	R$ 17,837,810.86	R$ 12,493,601.48	Instalações	Campinas	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 243,661.72	R$ 229,694.00	Intangíveis - Software	Embu	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 412,446.44	R$ 386,234.00	Móveis e Utensílios	Embu	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 966,284.41	R$ 776,420.00	Equips. Informática	Embu	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 26,101,687.66	R$ 22,466,426.90	Equipamentos	Embu	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 26,864,739.74	R$ 26,864,739.74	Terrenos	Embu	SP
PERDIGÃO	Divisão 0007 CD Embu Perdigão	R$ 147,403,806.76	R$ 141,607,663.62	Instalações	Embu	SP
PERDIGÃO	Divisão 0010 Posto Vendas Jaguaré	R$ 66,181.84	R$ 28,161.00	Equips. Informática	São Paulo	SP
PERDIGÃO	Divisão 0010 Posto Vendas Jaguaré	R$ 69,484.30	R$ 4,476.68	Equipamentos	São Paulo	SP
PERDIGÃO	Divisão 0010 Posto Vendas Jaguaré	R$ 201,444.94	R$ 94,912.00	Móveis e Utensílios	São Paulo	SP
PERDIGÃO	Divisão 0010 Posto Vendas Jaguaré	R$ 1,000,672.36	R$ 960,649.46	Instalações	São Paulo	SP
PERDIGÃO	Divisão 0020 F. Vendas Videira	R$ 6,450.00	R$ 1,644.00	Veículos	Videira	SC
PERDIGÃO	Divisão 0020 F. Vendas Videira	R$ 63,896.23	R$ 20,404.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0020 F. Vendas Videira	R$ 284,797.83	R$ 80,424.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0020 F. Vendas Videira	R$ 4,101,687.72	R$ 2,216,190.07	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0020 F. Vendas Videira	R$ 26,342,803.69	R$ 14,761,970.07	Instalações	Videira	SC
PERDIGÃO	Divisão 0021 F. Vendas Florianópolis	R$ 7,011.60	R$ 7,011.60	Imobilizado em Andamento	Florianópolis	SC
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 126,162.47	R$ 79,763.00	Móveis e Utensílios	São José dos Pinhais	PR
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 146,661.09	R$ 63,616.00	Equips. Informática	São José dos Pinhais	PR
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 146,731.28	R$ 20,738.67	Equipamentos	São José dos Pinhais	PR
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 192,349.32	R$ 127,041.00	Veículos	São José dos Pinhais	PR
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 227,029.49	R$ 103,986.47	Instalações	São José dos Pinhais	PR
PERDIGÃO	Divisão 0022 F. Vendas Curitiba	R$ 831,162.87	R$ 831,162.87	Terrenos	São José dos Pinhais	PR
PERDIGÃO	Divisão 0024 F. Vendas Porto Alegre	R$ -	R$ -	Imobilizado em Andamento	Porto Alegre	RS
PERDIGÃO	Divisão 0024 F. Vendas Porto Alegre	R$ 64,047.22	R$ 18,732.00	Equips. Informática	Porto Alegre	RS
PERDIGÃO	Divisão 0024 F. Vendas Porto Alegre	R$ 142,688.38	R$ 68,703.00	Veículos	Porto Alegre	RS
PERDIGÃO	Divisão 0024 F. Vendas Porto Alegre	R$ 177,810.81	R$ 89,692.00	Móveis e Utensílios	Porto Alegre	RS
PERDIGÃO	Divisão 0024 F. Vendas Porto Alegre	R$ 208,671.90	R$ 183,643.27	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 0027 CD Marau	R$ 198.00	R$ 198.00	Imobilizado em Andamento	Maraú	RS
PERDIGÃO	Divisão 0027 CD Marau	R$ 49,902.67	R$ 36,184.00	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0027 CD Marau	R$ 166,810.16	R$ 49,779.00	Equips. Informática	Maraú	RS
PERDIGÃO	Divisão 0027 CD Marau	R$ 4,103,740.44	R$ 2,613,207.24	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0027 CD Marau	R$ 30,461,625.49	R$ 25,659,421.61	Instalações	Maraú	RS
PERDIGÃO	Divisão 0029 F. Vendas Itajaí	R$ 62,794.06	R$ 14,668.21	Equipamentos	Itajaí	SC
PERDIGÃO	Divisão 0029 F. Vendas Itajaí	R$ 78,419.08	R$ 66,757.00	Móveis e Utensílios	Itajaí	SC
PERDIGÃO	Divisão 0029 F. Vendas Itajaí	R$ 87,939.62	R$ 67,698.00	Veículos	Itajaí	SC
PERDIGÃO	Divisão 0029 F. Vendas Itajaí	R$ 303,986.67	R$ 163,302.00	Equips. Informática	Itajaí	SC
PERDIGÃO	Divisão 0029 F. Vendas Itajaí	R$ 394,989.70	R$ 379,190.11	Instalações	Itajaí	SC
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 14,600.00	R$ 14,600.00	Imobilizado em Andamento	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 141,963.30	R$ 66,094.00	Móveis e Utensílios	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 144,083.63	R$ 19,308.13	Benfeitorias em Imóveis	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 203,139.86	R$ 81,764.00	Equips. Informática	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 285,810.72	R$ 161,109.00	Veículos	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 1,386,222.89	R$ 1,386,222.89	Terrenos	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 2,941,863.26	R$ 676,818.89	Equipamentos	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0050 F. Vendas Rio de Janeiro	R$ 9,780,660.02	R$ 6,434,689.76	Instalações	Rio de Janeiro	RJ
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 5,596.66	R$ 4,477.26	Benfeitorias em Imóveis	Contagem	MG
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 62,243.26	R$ 21,664.00	Móveis e Utensílios	Contagem	MG
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 123,330.44	R$ 87,234.00	Veículos	Contagem	MG
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 138,388.12	R$ 67,809.00	Equips. Informática	Contagem	MG

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 491,957.91	R$ 491,957.91	Terrenos	Contagem	MG
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 2,000,198.82	R$ 318,272.16	Equipamentos	Contagem	MG
PERDIGÃO	Divisão 0051 F. Vendas Belo Horizonte	R$ 7,345,837.02	R$ 3,241,128.20	Instalações	Contagem	MG
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 90,864.26	R$ 77,692.00	Veículos	Serra	ES
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 92,631.34	R$ 36,424.00	Móveis e Utensílios	Serra	ES
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 119,480.67	R$ 46,261.00	Equips. Informática	Serra	ES
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 780,056.05	R$ 780,056.05	Terrenos	Serra	ES
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 2,783,267.20	R$ 34,367.14	Equipamentos	Serra	ES
PERDIGÃO	Divisão 0052 F. Vendas Vitória	R$ 4,067,993.86	R$ 1,796,638.76	Instalações	Serra	ES
PERDIGÃO	Divisão 0064 CD Capão do Leão	R$ 7,903.37	R$ 4,801.66	Equipamentos	Capão do Leão	RS
PERDIGÃO	Divisão 0070 CD Itajaí	R$ 4,837.15	R$ 703.00	Móveis e Utensílios	Itajaí	SC
PERDIGÃO	Divisão 0070 CD Itajaí	R$ 16,319.15	R$ 15,013.62	Instalações	Itajaí	SC
PERDIGÃO	Divisão 0070 CD Itajaí	R$ 20,477.13	R$ 8,429.81	Equipamentos	Itajaí	SC
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ -	R$ -	Imobilizado em Andamento	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 33,159.62	R$ 6,631.92	Benfeitorias em Imóveis	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 96,337.01	R$ 42,413.00	Veículos	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 114,176.73	R$ 43,061.00	Móveis e Utensílios	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 147,061.92	R$ 40,658.00	Equips. Informática	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 230,072.71	R$ 230,072.71	Terrenos	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 2,796,638.64	R$ 497,774.38	Equipamentos	Brasília	DF
PERDIGÃO	Divisão 0080 F. Vendas Brasília	R$ 8,334,602.03	R$ 3,763,662.74	Instalações	Brasília	DF
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ -	R$ -	Imobilizado em Andamento	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 3,541.16	R$ -	Equipamentos	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 35,482.44	R$ 19,410.00	Móveis e Utensílios	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 37,253.47	R$ 16,143.00	Veículos	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 41,653.44	R$ 13,628.00	Equips. Informática	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 152,174.24	R$ 146,087.27	Instalações	Manaus	AM
PERDIGÃO	Divisão 0081 PAD - Manaus	R$ 167,259.00	R$ 160,533.10	Benfeitorias em Imóveis	Manaus	AM
PERDIGÃO	Divisão 0082 F. Vendas Recife	R$ 33,731.22	R$ 11,883.46	Equipamentos	Recife	PE
PERDIGÃO	Divisão 0082 F. Vendas Recife	R$ 48,380.65	R$ 16,281.00	Móveis e Utensílios	Recife	PE
PERDIGÃO	Divisão 0082 F. Vendas Recife	R$ 136,241.44	R$ 90,330.00	Veículos	Recife	PE
PERDIGÃO	Divisão 0082 F. Vendas Recife	R$ 166,124.84	R$ 88,277.00	Equips. Informática	Recife	PE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 7,278.83	R$ 7,278.83	Imobilizado em Andamento	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 101,945.17	R$ 50,016.00	Veículos	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 204,353.22	R$ 119,829.00	Equips. Informática	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 207,539.24	R$ 66,220.00	Móveis e Utensílios	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 3,219,716.36	R$ 3,219,716.36	Terrenos	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 6,515,695.52	R$ 5,092,705.13	Equipamentos	Fortaleza	CE
PERDIGÃO	Divisão 0083 F. Vendas Fortaleza	R$ 15,086,114.23	R$ 12,392,159.87	Instalações	Fortaleza	CE
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 3,731.04	R$ 746.21	Benfeitorias em Imóveis	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 166,651.89	R$ 130,436.00	Móveis e Utensílios	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 238,699.22	R$ 111,079.00	Veículos	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 400,340.24	R$ 210,882.00	Equips. Informática	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 1,021,058.44	R$ 1,021,058.44	Terrenos	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 1,441,467.08	R$ 1,441,467.08	Imobilizado em Andamento	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 5,046,234.96	R$ 2,089,024.66	Equipamentos	Salvador	BA
PERDIGÃO	Divisão 0084 F. Vendas Salvador	R$ 32,848,969.26	R$ 19,713,049.69	Instalações	Salvador	BA
PERDIGÃO	Divisão 0086 F. Belém	R$ 2,940.53	R$ 2,822.90	Instalações	Ananindeua	PA
PERDIGÃO	Divisão 0086 F. Belém	R$ 22,647.41	R$ 17,430.00	Móveis e Utensílios	Ananindeua	PA
PERDIGÃO	Divisão 0086 F. Belém	R$ 67,660.79	R$ 29,718.00	Equips. Informática	Ananindeua	PA
PERDIGÃO	Divisão 0086 F. Belém	R$ 101,723.49	R$ 63,430.00	Veículos	Ananindeua	PA
PERDIGÃO	Divisão 0087 F. Vendas Campo Grande	R$ 632.67	R$ 569.31	Equipamentos	Campo Grande	MS
PERDIGÃO	Divisão 0087 F. Vendas Campo Grande	R$ 8,246.66	R$ 7,067.00	Móveis e Utensílios	Campo Grande	MS
PERDIGÃO	Divisão 0087 F. Vendas Campo Grande	R$ 24,762.32	R$ 19,381.00	Equips. Informática	Campo Grande	MS
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 49,452.90	R$ 9,299.00	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 74,245.97	R$ 27,211.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 398,952.06	R$ 221,202.00	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 2,489,089.86	R$ 1,469,242.63	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 11,901,766.76	R$ 9,045,334.37	Instalações	Rio Verde	GO
PERDIGÃO	Divisão 0088 CD Rio Verde	R$ 51,979,999.95	R$ 51,979,999.95	Imobilizado em Andamento	Rio Verde	GO
PERDIGÃO	Divisão 0089 F. Vendas Cuiabá	R$ 3,641.35	R$ 751.00	Móveis e Utensílios	Cuiabá	MT
PERDIGÃO	Divisão 0089 F. Vendas Cuiabá	R$ 3,933.40	R$ 3,933.40	Imobilizado em Andamento	Cuiabá	MT
PERDIGÃO	Divisão 0089 F. Vendas Cuiabá	R$ 22,877.88	R$ 817.00	Veículos	Cuiabá	MT
PERDIGÃO	Divisão 0089 F. Vendas Cuiabá	R$ 57,747.22	R$ 44,107.00	Equips. Informática	Cuiabá	MT
PERDIGÃO	Divisão 0100 Mercado Externo	R$ -	R$ -	Imobilizado em Andamento	Mercado Externo	INTL
PERDIGÃO	Divisão 0100 Mercado Externo	R$ 261,690.43	R$ 136,061.00	Móveis e Utensílios	Mercado Externo	INTL
PERDIGÃO	Divisão 0100 Mercado Externo	R$ 269,985.52	R$ 72,982.00	Equips. Informática	Mercado Externo	INTL
PERDIGÃO	Divisão 0100 Mercado Externo	R$ 315,176.29	R$ 302,472.90	Instalações	Mercado Externo	INTL
PERDIGÃO	Divisão 0100 Mercado Externo	R$ 766,828.77	R$ 612,807.00	Veículos	Mercado Externo	INTL
PERDIGÃO	Divisão 0100 Mercado Externo	R$ 1,029,236.79	R$ 1,029,236.79	Intangíveis - Marcas e Patentes	Mercado Externo	INTL
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 600.00	R$ 570.00	Intangíveis - Software	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 394,942.85	R$ 394,942.85	Imobilizado em Andamento	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 494,543.80	R$ 431,146.94	Benfeitorias em Imóveis	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 873,963.28	R$ 168,239.30	Equipamentos	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 1,214,696.60	R$ 605,267.00	Veículos	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 1,949,236.59	R$ 733,326.00	Equips. Informática	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 2,788,400.07	R$ 1,691,680.00	Móveis e Utensílios	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 5,665,760.18	R$ 5,665,760.18	Terrenos	Itajaí	SC
PERDIGÃO	Divisão 0101 Porto de Itajaí	R$ 23,944,003.30	R$ 12,112,982.35	Instalações	Itajaí	SC
PERDIGÃO	Divisão 0105 Porto de Paranaguá	R$ 3,926.40	R$ 644.00	Móveis e Utensílios	Paranaguá	PR
PERDIGÃO	Divisão 0105 Porto de Paranaguá	R$ 24,463.08	R$ -	Equips. Informática	Paranaguá	PR
PERDIGÃO	Divisão 0130 F. Campinas Vegetais	R$ 267,536.14	R$ 107,014.45	Equipamentos	Campinas	SP
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 2,215.76	R$ 2,205.76	Floresta e Reflorestamento	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 304,957.34	R$ 113,288.00	Veículos	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 1,057,839.18	R$ 307,030.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 1,092,448.23	R$ 582,665.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 1,764,193.38	R$ 1,764,193.38	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 2,828,399.10	R$ 889.51	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0201 Frig. Videira	R$ 16,092,344.23	R$ 16,092,344.23	Terrenos	Videira	SC

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0201 Friq. Videira	R$ 136,795,457.39	R$ 65,636,615.64	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0201 Friq. Videira	R$ 230,265,648.81	R$ 105,371,456.56	Instalações	Videira	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 38,932.60	R$ 34,388.00	Veículos	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 299,179.86	R$ 149,989.00	Móveis e Utensílios	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 339,992.03	R$ 63,445.00	Equips. Informática	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 655,538.67	R$ 82,213.15	Benfeitorias em Imóveis	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 772,687.63	R$ 772,687.63	Imobilizado em Andamento	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 896,647.30	R$ 896,647.30	Terrenos	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 26,078,969.63	R$ 11,794,018.71	Instalações	Salto Veloso	SC
PERDIGÃO	Divisão 0205 Frig. Salto Veloso	R$ 32,688,009.14	R$ 9,705,906.19	Equipamentos	Salto Veloso	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 34,500.00	R$ -	Veículos	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 78,696.10	R$ 26,536.00	Móveis e Utensílios	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 81,731.28	R$ 81,731.28	Floresta e Reflorestamento	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 184,683.40	R$ 65,845.00	Equips. Informática	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 256,714.42	R$ 256,714.42	Imobilizado em Andamento	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 680,436.21	R$ 680,436.21	Terrenos	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 921,414.70	R$ 113,040.69	Benfeitorias em Imóveis	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 32,431,171.64	R$ 5,615,449.81	Equipamentos	Lages	SC
PERDIGÃO	Divisão 0208 Frig. Lages	R$ 33,243,922.01	R$ 14,843,903.09	Instalações	Lages	SC
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 406,139.96	R$ 139,706.00	Móveis e Utensílios	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 455,692.67	R$ 87,437.00	Equips. Informática	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 1,122,582.16	R$ 146,378.57	Benfeitorias em Imóveis	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 2,766,163.86	R$ 2,766,163.86	Imobilizado em Andamento	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 3,962,094.10	R$ 3,962,094.10	Terrenos	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 69,496,498.29	R$ 18,627,783.83	Instalações	Parecis	MT
PERDIGÃO	Divisão 0210 Fábrica de Ração Videira	R$ 72,769,918.61	R$ 33,123,091.73	Equipamentos	Parecis	MT
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 8,753.76	R$ -	Veículos	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 35,353.24	R$ -	Benfeitorias em Imóveis	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 43,363.84	R$ 15,364.00	Equips. Informática	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 62,602.23	R$ 17,664.00	Móveis e Utensílios	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 147,798.71	R$ 147,798.71	Terrenos	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 448,628.36	R$ 448,628.36	Imobilizado em Andamento	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 5,890,580.04	R$ 3,365,106.02	Equipamentos	Francisco Beltrão	SC
PERDIGÃO	Divisão 0215 Fáb. Ração Fco Beltrão	R$ 6,086,153.83	R$ 4,231,979.19	Instalações	Francisco Beltrão	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 11,064.60	R$ -	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 16,374.24	R$ 2,375.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 38,738.82	R$ 38,738.82	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 259,999.62	R$ 77,999.89	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 489,663.76	R$ 489,663.76	Terrenos	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 4,488,227.09	R$ 876,167.43	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0220 Incub. Rio das Pedras	R$ 4,571,970.36	R$ 2,011,682.18	Instalações	Videira	SC
PERDIGÃO	Divisão 0226 Gja Aves Farroupilha	R$ 68,846.70	R$ 68,846.70	Terrenos	Videira	SC
PERDIGÃO	Divisão 0227 Gja Aves Rio das Pedras	R$ -	R$ -	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ -	R$ -	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 422.90	R$ 422.90	Floresta e Reflorestamento	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 4,343.96	R$ 278.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 16,086.97	R$ 6,831.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 38,444.06	R$ 38,444.06	Terrenos	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 123,084.63	R$ 70,400.33	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 411,567.45	R$ 272,015.71	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0229 Gja Aves Aparecida	R$ 2,072,643.28	R$ 1,677,618.60	Instalações	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 1,126.47	R$ 163.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 16,491.91	R$ 954.00	Veículos	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 18,424.42	R$ 8,347.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 21,943.21	R$ 21,943.21	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 22,170.06	R$ 3,814.92	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 1,198,603.44	R$ 384,033.76	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0230 Gja Aves Invernada	R$ 3,918,326.62	R$ 1,768,266.48	Instalações	Videira	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 5,682.63	R$ 658.00	Equips. Informática	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 29,561.66	R$ 4,056.00	Móveis e Utensílios	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 36,095.97	R$ 36,095.97	Imobilizado em Andamento	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 60,333.91	R$ -	Veículos	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 184,408.78	R$ 161,629.20	Floresta e Reflorestamento	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 209,396.37	R$ 34,946.76	Benfeitorias em Imóveis	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 843,728.13	R$ 843,728.13	Terrenos	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 2,487,876.24	R$ 180,854.43	Equipamentos	Tangará	SC
PERDIGÃO	Divisão 0232 Gja Aves P. Felicidade	R$ 6,618,048.70	R$ 3,070,292.46	Instalações	Tangará	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 17,492.74	R$ 17,492.74	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 29,870.19	R$ 3,676.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 46,023.49	R$ 25,112.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 326,355.47	R$ 271,847.87	Floresta e Reflorestamento	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 869,270.12	R$ 869,270.12	Terrenos	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 1,008,327.29	R$ 318,465.23	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 9,914,308.23	R$ 3,222,387.87	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0233 Incubatório Sta Gema	R$ 9,943,290.51	R$ 7,039,826.09	Instalações	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 1,178.60	R$ 9.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 14,975.28	R$ -	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 18,026.63	R$ 4,960.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 18,221.82	R$ 18,221.82	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 103,147.86	R$ 103,147.86	Terrenos	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 128,564.64	R$ 41,163.68	Floresta e Reflorestamento	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 134,030.14	R$ 21,846.70	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0234 Gja Suínos São Roque	R$ 1,024,706.42	R$ 584,510.75	Instalações	Videira	SC
PERDIGÃO	Divisão 0240 Posto Vendas Videira	R$ 13,082.61	R$ 2,615.08	Equipamentos	Videira	SC
PERDIGÃO	Divisão 0240 Posto Vendas Videira	R$ 27,302.21	R$ 4,490.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 0240 Posto Vendas Videira	R$ 56,265.29	R$ 7,198.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 0246 Reflor. P. Felicidade	R$ 7,840.66	R$ -	Benfeitorias em Imóveis	Tangará	SC
PERDIGÃO	Divisão 0246 Reflor. P. Felicidade	R$ 10,800.00	R$ 10,800.00	Imobilizado em Andamento	Tangará	SC
PERDIGÃO	Divisão 0246 Reflor. P. Felicidade	R$ 148,606.90	R$ 99,601.15	Floresta e Reflorestamento	Tangará	SC

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0246 Reflor. P. Felicidade	R$ 534,364.83	R$ 534,364.83	Terrenos	Tangará	SC
PERDIGÃO	Divisão 0247 Reflor. Baia I	R$ 1,601.87	R$ 1,601.87	Imobilizado em Andamento	Fraiburgo	SC
PERDIGÃO	Divisão 0247 Reflor. Baia I	R$ 33,970.40	R$ -	Benfeitorias em Imóveis	Fraiburgo	SC
PERDIGÃO	Divisão 0247 Reflor. Baia I	R$ 64,410.66	R$ 64,901.22	Instalações	Fraiburgo	SC
PERDIGÃO	Divisão 0247 Reflor. Baia I	R$ 628,496.71	R$ 326,216.36	Floresta e Reflorestamento	Fraiburgo	SC
PERDIGÃO	Divisão 0247 Reflor. Baia I	R$ 1,072,767.33	R$ 1,072,767.33	Terrenos	Fraiburgo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ -	R$ -	Veículos	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 1,393.93	R$ -	Móveis e Utensílios	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 39,763.82	R$ 6,812.88	Equipamentos	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 40,366.61	R$ 97.94	Benfeitorias em Imóveis	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 277,606.71	R$ 123,424.98	Instalações	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 610,429.16	R$ 346,069.40	Floresta e Reflorestamento	Monte Carlo	SC
PERDIGÃO	Divisão 0248 Reflor. Monte Carlo	R$ 630,844.67	R$ 630,844.67	Terrenos	Monte Carlo	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ -	R$ -	Equipamentos	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 4,498.77	R$ 3,868.00	Móveis e Utensílios	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 26,634.03	R$ 11,234.97	Instalações	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 83,182.19	R$ 83,182.19	Imobilizado em Andamento	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 123,796.21	R$ 46,774.86	Benfeitorias em Imóveis	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 2,362,997.28	R$ 1,322,668.01	Floresta e Reflorestamento	Calmon	SC
PERDIGÃO	Divisão 0249 Reflor. Calmon	R$ 6,267,363.66	R$ 6,267,363.66	Terrenos	Calmon	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 4,933.83	R$ 2,270.00	Móveis e Utensílios	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 33,444.21	R$ 23,068.70	Equipamentos	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 66,786.64	R$ 6,827.00	Veículos	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 141,444.38	R$ 116,409.86	Instalações	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 248,976.24	R$ 80,648.20	Benfeitorias em Imóveis	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 662,343.66	R$ 662,343.66	Imobilizado em Andamento	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 2,347,860.66	R$ 2,347,860.66	Terrenos	Rio das Antas	SC
PERDIGÃO	Divisão 0250 Reflor. Baia II	R$ 3,869,623.82	R$ 3,138,441.18	Floresta e Reflorestamento	Rio das Antas	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 2,188.66	R$ 2,188.66	Imobilizado em Andamento	Macieira	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 2,601.64	R$ -	Benfeitorias em Imóveis	Macieira	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 4,490.00	R$ 3,794.00	Móveis e Utensílios	Macieira	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 66,214.96	R$ 34,128.92	Instalações	Macieira	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 764,970.31	R$ 410,741.60	Floresta e Reflorestamento	Macieira	SC
PERDIGÃO	Divisão 0251 Reflor. Taquara Verde	R$ 834,039.87	R$ 834,039.87	Terrenos	Macieira	SC
PERDIGÃO	Divisão 0269 Central de Compras Fraiburgo	R$ 1,262.16	R$ -	Equips. Informática	Fraiburgo	SC
PERDIGÃO	Divisão 0269 Central de Compras Fraiburgo	R$ 1,376.30	R$ 18.00	Móveis e Utensílios	Fraiburgo	SC
PERDIGÃO	Divisão 0269 Central de Compras Fraiburgo	R$ 38,806.80	R$ 16,522.32	Equipamentos	Fraiburgo	SC
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 12,462.97	R$ 2,964.00	Equips. Informática	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 20,796.16	R$ 10,046.00	Móveis e Utensílios	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 30,179.66	R$ -	Veículos	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 83,892.48	R$ -	Benfeitorias em Imóveis	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 166,898.20	R$ 164,714.71	Terrenos	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 744,698.62	R$ 121,639.12	Equipamentos	Pato Branco	PR
PERDIGÃO	Divisão 0270 C. Grãos Pto-Trevo	R$ 1,333,982.00	R$ 686,962.08	Instalações	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 1,408.00	R$ -	Equips. Informática	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 6,074.23	R$ 2,316.00	Móveis e Utensílios	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 27,748.00	R$ 13,873.00	Veículos	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 29,243.67	R$ -	Benfeitorias em Imóveis	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 1,277,674.06	R$ 161,634.03	Equipamentos	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 1,304,191.08	R$ 1,296,819.63	Terrenos	Pato Branco	PR
PERDIGÃO	Divisão 0271 C. Grãos Pto-Passo Pedra	R$ 2,369,170.16	R$ 1,042,434.87	Instalações	Pato Branco	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 16,060.39	R$ 1,760.00	Equips. Informática	Guarapuava	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 23,830.34	R$ 6,996.00	Móveis e Utensílios	Guarapuava	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 60,676.08	R$ -	Benfeitorias em Imóveis	Guarapuava	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 67,604.36	R$ 67,604.36	Terrenos	Guarapuava	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 619,259.36	R$ 197,652.52	Equipamentos	Guarapuava	PR
PERDIGÃO	Divisão 0273 C. Grãos Guarapuava	R$ 661,319.68	R$ 42,643.89	Instalações	Guarapuava	PR
PERDIGÃO	Divisão 0284 C. Itapejara D'Oeste da Cereal	R$ 1,463.80	R$ 600.00	Móveis e Utensílios	Itapejara do Oeste	PR
PERDIGÃO	Divisão 0284 C. Itapejara D'Oeste da Cereal	R$ 6,631.99	R$ 1,661.00	Equips. Informática	Itapejara do Oeste	PR
PERDIGÃO	Divisão 0284 C. Itapejara D'Oeste da Cereal	R$ 20,964.17	R$ 16,941.22	Equipamentos	Itapejara do Oeste	PR
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 100,023.77	R$ 19,170.00	Veículos	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 249,062.73	R$ 249,062.73	Imobilizado em Andamento	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 641,362.60	R$ 218,326.00	Equips. Informática	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 664,607.12	R$ 232,218.00	Móveis e Utensílios	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 1,026,346.34	R$ 1,026,346.34	Terrenos	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 1,396,402.72	R$ 921,646.92	Benfeitorias em Imóveis	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 61,263,763.09	R$ 16,664,721.87	Equipamentos	Herval d'Oeste	SC
PERDIGÃO	Divisão 0301 Frig. Herval D´Oeste	R$ 68,483,770.87	R$ 32,721,403.74	Instalações	Herval d'Oeste	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 107,248.46	R$ 70,922.29	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 290,260.26	R$ 84,416.00	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 1,192,091.16	R$ 468,419.00	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 2,682,616.68	R$ 1,742,260.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 3,636,726.49	R$ 3,636,726.49	Imobilizado em Andamento	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 6,646,203.62	R$ 6,633,397.86	Intangíveis - Software	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 11,201,437.98	R$ 3,041,710.36	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 187,760,978.31	R$ 116,786,713.60	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0305 Frig. Aves Capinzal	R$ 208,344,942.42	R$ 96,921,462.04	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 2,384.76	R$ -	Veículos	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 131,296.90	R$ 86,291.01	Móveis e Utensílios	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 169,702.92	R$ 80,142.00	Equips. Informática	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 310,844.72	R$ 27,471.86	Benfeitorias em Imóveis	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 876,686.16	R$ 876,686.16	Imobilizado em Andamento	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 1,070,168.66	R$ 1,070,168.66	Terrenos	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 17,266,443.19	R$ 6,032,162.20	Equipamentos	Catanduvas	SC
PERDIGÃO	Divisão 0310 Fáb. Ração Catanduvas	R$ 21,493,092.06	R$ 13,613,686.64	Instalações	Catanduvas	SC
PERDIGÃO	Divisão 0311 Vendas Rações Catanduvas	R$ 23,719.49	R$ -	Equipamentos	Catanduvas	SC
PERDIGÃO	Divisão 0311 Vendas Rações Catanduvas	R$ 61,381.20	R$ 30,767.03	Instalações	Catanduvas	SC
PERDIGÃO	Divisão 0312 Fáb. Ração Içara	R$ -	R$ -	Imobilizado em Andamento	Içara	SC
PERDIGÃO	Divisão 0312 Fáb. Ração Içara	R$ 979.44	R$ -	Equips. Informática	Içara	SC

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0313 Escrit. Adm. Içara	R$ 1,304.00	R$ 260.00	Equips. Informática	Içara	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 3,043.63	R$ 2,836.04	Floresta e Reflorestamento	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 31,421.21	R$ 31,421.21	Imobilizado em Andamento	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 63,007.26	R$ 10,478.00	Móveis e Utensílios	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 116,874.61	R$ 26,707.00	Equips. Informática	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 320,971.93	R$ 12,689.22	Benfeitorias em Imóveis	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 8,327,742.42	R$ 3,866,654.91	Instalações	Herval d'Oeste	SC
PERDIGÃO	Divisão 0320 Incub. Herval D´Oeste	R$ 11,128,397.88	R$ 1,693,971.26	Equipamentos	Herval d'Oeste	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 32,896.49	R$ 2,646.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 67,842.27	R$ 13,226.30	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 64,444.94	R$ 64,444.94	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 139,661.02	R$ 109,698.30	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 2,023,198.66	R$ 892,890.00	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0321 Incub. Capinzal	R$ 2,116,936.61	R$ 371,296.08	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 6,668.89	R$ 903.00	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 35,992.69	R$ 35,992.69	Imobilizado em Andamento	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 48,421.41	R$ 10,624.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 80,165.00	R$ 13,267.00	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 82,966.06	R$ 70,386.33	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 176,146.69	R$ 33,217.81	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 293,649.84	R$ 293,649.84	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 2,656,813.92	R$ 1,172,413.87	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0325 Gja Aves Capinzal	R$ 8,769,626.30	R$ 5,790,664.96	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0326 Gja Aves Hervalense	R$ 27,403.99	R$ 26,209.19	Floresta e Reflorestamento	Herval d'Oeste	SC
PERDIGÃO	Divisão 0326 Gja Aves Hervalense	R$ 120,128.63	R$ 120,128.63	Terrenos	Herval d'Oeste	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 3,327.69	R$ 633.00	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 6,176.90	R$ -	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 18,833.62	R$ 3,381.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 44,811.07	R$ -	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 64,218.61	R$ 32,043.94	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 76,121.20	R$ 76,121.20	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 766,616.23	R$ 116,038.99	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0327 Gja Aves Prata	R$ 2,400,207.83	R$ 1,069,168.37	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 2,848.83	R$ -	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 4,174.46	R$ -	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 22,684.37	R$ -	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 47,312.66	R$ 11,948.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 247,023.34	R$ 183,247.81	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 313,997.66	R$ 313,997.66	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 2,306,632.66	R$ 287,316.27	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0328 Gja Aves/Suí. Aurea	R$ 7,612,811.76	R$ 3,472,206.61	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 1,813.60	R$ 604.00	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 7,362.69	R$ -	Benfeitorias em Imóveis	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 26,391.61	R$ -	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 28,920.00	R$ 2,432.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 66,198.62	R$ 40,007.44	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 76,682.44	R$ 76,682.44	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 808,680.08	R$ 136,168.62	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0329 Gja Aves Alto Alegre	R$ 3,917,666.20	R$ 1,727,130.09	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 611.36	R$ -	Matrizes	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 1,198.76	R$ 186.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 1,669.12	R$ -	Veículos	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 3,147.90	R$ -	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 6,101.78	R$ 2,342.64	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 29,609.01	R$ 13,124.76	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 107,364.11	R$ 107,364.11	Terrenos	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 494,676.33	R$ 494,676.33	Imobilizado em Andamento	Capinzal	SC
PERDIGÃO	Divisão 0331 Gja Aves Catanduvas	R$ 9,446,620.48	R$ 7,826,601.99	Floresta e Reflorestamento	Capinzal	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 4,620.83	R$ 8.00	Móveis e Utensílios	Taió	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 6,306.31	R$ -	Benfeitorias em Imóveis	Taió	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 9,468.21	R$ 1,409.00	Equips. Informática	Taió	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 92,029.08	R$ 92,029.08	Terrenos	Taió	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 693,278.16	R$ 261,042.39	Instalações	Taió	SC
PERDIGÃO	Divisão 0340 Integração Avíc.Taió	R$ 780,662.68	R$ 6,076.76	Equipamentos	Taió	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 466.64	R$ -	Veículos	Erval Velho	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 1,207.66	R$ 912.00	Móveis e Utensílios	Erval Velho	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 3,260.66	R$ 3,260.66	Imobilizado em Andamento	Erval Velho	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 83,128.92	R$ 63,928.22	Instalações	Erval Velho	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 1,684,060.21	R$ 1,029,096.14	Floresta e Reflorestamento	Erval Velho	SC
PERDIGÃO	Divisão 0346 Reflor. Salto do Leão	R$ 1,992,283.89	R$ 1,992,283.89	Terrenos	Erval Velho	SC
PERDIGÃO	Divisão 0350 P. Vendas H. D´Oeste	R$ 10,676.20	R$ -	Equips. Informática	Herval d'Oeste	SC
PERDIGÃO	Divisão 0350 P. Vendas H. D´Oeste	R$ 28,728.69	R$ 12,069.00	Móveis e Utensílios	Herval d'Oeste	SC
PERDIGÃO	Divisão 0355 P. Vendas Capinzal	R$ 634.84	R$ 304.72	Instalações	Capinzal	SC
PERDIGÃO	Divisão 0355 P. Vendas Capinzal	R$ 9,606.70	R$ 3,663.00	Equips. Informática	Capinzal	SC
PERDIGÃO	Divisão 0355 P. Vendas Capinzal	R$ 12,346.07	R$ 2,384.00	Móveis e Utensílios	Capinzal	SC
PERDIGÃO	Divisão 0355 P. Vendas Capinzal	R$ 146,788.96	R$ -	Equipamentos	Capinzal	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 9,192.93	R$ 1,209.00	Móveis e Utensílios	Xanxerê	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 10,484.84	R$ 2,470.00	Equips. Informática	Xanxerê	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 14,971.89	R$ 770.00	Veículos	Xanxerê	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 203,660.97	R$ 203,660.97	Terrenos	Xanxerê	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 602,867.66	R$ 168,386.61	Equipamentos	Xanxerê	SC
PERDIGÃO	Divisão 0370 C. Grãos Xanxerê	R$ 2,663,491.72	R$ 1,167,636.36	Instalações	Xanxerê	SC
PERDIGÃO	Divisão 0371 C. Grãos S.Miguel D´Oeste	R$ 10,634.46	R$ -	Veículos	São Miguel d'Oeste	SC
PERDIGÃO	Divisão 0371 C. Grãos S.Miguel D´Oeste	R$ 12,162.66	R$ 1,004.00	Móveis e Utensílios	São Miguel d'Oeste	SC
PERDIGÃO	Divisão 0371 C. Grãos S.Miguel D´Oeste	R$ 18,633.62	R$ 3,048.00	Equips. Informática	São Miguel d'Oeste	SC
PERDIGÃO	Divisão 0371 C. Grãos S.Miguel D´Oeste	R$ 81,631.38	R$ 30,992.97	Equipamentos	São Miguel d'Oeste	SC
PERDIGÃO	Divisão 0372 C. Grãos Guaruja do Sul	R$ 2,493.77	R$ -	Equipamentos	Guarujá do Sul	SC
PERDIGÃO	Divisão 0372 C. Grãos Guaruja do Sul	R$ 4,047.69	R$ 648.00	Móveis e Utensílios	Guarujá do Sul	SC
PERDIGÃO	Divisão 0372 C. Grãos Guaruja do Sul	R$ 6,398.39	R$ 1,409.00	Equips. Informática	Guarujá do Sul	SC

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 5,923.68	R$ 1,669.00	Equips. Informática	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 14,397.91	R$ -	Veículos	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 16,811.67	R$ 1,687.00	Móveis e Utensílios	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 27,269.70	R$ 27,269.70	Terrenos	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 45,961.76	R$ -	Benfeitorias em Imóveis	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 934,401.69	R$ 15,230.09	Equipamentos	Campo Erê	SC
PERDIGÃO	Divisão 0374 C. Grãos Campo Erê	R$ 2,215,946.16	R$ 1,076,845.16	Instalações	Campo Erê	SC
PERDIGÃO	Divisão 0376 C. Grãos Maravilha	R$ 566.16	R$ 81.64	Equipamentos	Maravilha	SC
PERDIGÃO	Divisão 0376 C. Grãos Maravilha	R$ 1,682.92	R$ 1,292.00	Móveis e Utensílios	Maravilha	SC
PERDIGÃO	Divisão 0376 C. Grãos Maravilha	R$ 6,930.40	R$ 1,409.00	Equips. Informática	Maravilha	SC
PERDIGÃO	Divisão 0378 C. Grãos Abelardo Luz	R$ 919.60	R$ 840.00	Móveis e Utensílios	Abelardo Luz	SC
PERDIGÃO	Divisão 0378 C. Grãos Abelardo Luz	R$ 2,397.66	R$ 2,301.76	Instalações	Abelardo Luz	SC
PERDIGÃO	Divisão 0378 C. Grãos Abelardo Luz	R$ 5,036.30	R$ 1,669.00	Equips. Informática	Abelardo Luz	SC
PERDIGÃO	Divisão 0378 C. Grãos Abelardo Luz	R$ 23,412.56	R$ 9,636.80	Equipamentos	Abelardo Luz	SC
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 405,340.98	R$ 222,823.00	Veículos	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 684,757.13	R$ 422,777.00	Móveis e Utensílios	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 935,886.39	R$ 445,886.00	Equips. Informática	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 1,134,934.30	R$ 1,134,934.30	Terrenos	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 2,046,442.77	R$ 445,264.29	Benfeitorias em Imóveis	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 6,647,831.18	R$ 6,647,831.18	Imobilizado em Andamento	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 22,532,304.88	R$ 7,201,866.45	Equipamentos	Marau	RS
PERDIGÃO	Divisão 0401 Frig. Suinos Marau	R$ 61,886,052.45	R$ 32,202,976.49	Instalações	Marau	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 70,715.34	R$ 30,068.00	Móveis e Utensílios	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 163,547.76	R$ 71,369.00	Equips. Informática	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 207,752.39	R$ 207,752.39	Terrenos	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 478,584.93	R$ 478,584.93	Imobilizado em Andamento	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 2,066,200.06	R$ -	Benfeitorias em Imóveis	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 35,800,470.66	R$ 22,978,661.20	Instalações	Garibaldi	RS
PERDIGÃO	Divisão 0402 Frigorifico Nicolini	R$ 60,375,745.45	R$ 12,370,128.36	Equipamentos	Garibaldi	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 184,489.46	R$ 184,489.46	Terrenos	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 261,866.68	R$ 97,641.00	Veículos	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 472,616.70	R$ 202,031.00	Equips. Informática	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 506,619.28	R$ 229,950.00	Móveis e Utensílios	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 956,419.29	R$ 179,799.84	Benfeitorias em Imóveis	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 11,939,077.36	R$ 11,939,077.36	Imobilizado em Andamento	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 75,679,787.40	R$ 31,544,699.26	Equipamentos	Marau	RS
PERDIGÃO	Divisão 0403 Frig. Aves Marau	R$ 81,932,063.15	R$ 40,098,672.29	Instalações	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 70,715.34	R$ 30,068.00	Móveis e Utensílios	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 163,547.76	R$ 71,369.00	Equips. Informática	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 207,752.39	R$ 207,752.39	Terrenos	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 478,584.93	R$ 478,584.93	Imobilizado em Andamento	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 2,066,200.06	R$ -	Benfeitorias em Imóveis	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 35,800,470.66	R$ 22,978,661.20	Instalações	Marau	RS
PERDIGÃO	Divisão 0405 Frig. Industr. Marau	R$ 60,375,745.45	R$ 12,370,128.36	Equipamentos	Marau	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 62,949.37	R$ 16,632.00	Veículos	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 166,160.36	R$ 128,276.86	Floresta e Reflorestamento	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 237,078.30	R$ 237,078.30	Imobilizado em Andamento	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 273,625.99	R$ 146,928.00	Equips. Informática	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 457,327.72	R$ 315,548.00	Móveis e Utensílios	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 1,503,332.74	R$ 1,503,332.74	Terrenos	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 1,798,189.70	R$ 64,566.71	Benfeitorias em Imóveis	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 51,871,340.84	R$ 29,839,161.93	Equipamentos	Serafina Corrêa	RS
PERDIGÃO	Divisão 0408 Frig. Serafina Corrêa	R$ 64,081,219.16	R$ 31,082,288.81	Instalações	Serafina Corrêa	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 94,430.97	R$ 42,746.00	Móveis e Utensílios	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 111,271.96	R$ 29,766.00	Equips. Informática	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 498,965.13	R$ 498,965.13	Imobilizado em Andamento	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 842,876.82	R$ 842,876.82	Terrenos	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 2,368,992.41	R$ 677,996.32	Benfeitorias em Imóveis	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 21,863,292.89	R$ 6,816,687.02	Equipamentos	Marau	RS
PERDIGÃO	Divisão 0410 Fábrica de Ração Marau	R$ 27,387,038.68	R$ 9,041,561.67	Instalações	Marau	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 32,131.62	R$ 947.00	Veículos	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 41,613.64	R$ 960.00	Intangíveis - Software	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 692,480.69	R$ 692,480.69	Terrenos	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 820,562.96	R$ 91,557.00	Equips. Informática	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 1,037,866.20	R$ 404,047.00	Móveis e Utensílios	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 2,300,472.21	R$ 315,164.56	Benfeitorias em Imóveis	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 13,704,656.39	R$ 13,704,656.39	Imobilizado em Andamento	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 64,243,712.22	R$ 26,686,662.49	Equipamentos	Lajeado	RS
PERDIGÃO	Divisão 0411 Frig. Aves/Suínos Lajeado	R$ 67,913,922.42	R$ 36,679,463.68	Instalações	Lajeado	RS
PERDIGÃO	Divisão 0412 Frigorifico Suínos Rizzi	R$ 2,104.41	R$ 1,271.00	Móveis e Utensílios	Cidade Não Identificada	N-IDENT
PERDIGÃO	Divisão 0412 Frigorifico Suínos Rizzi	R$ 9,836.63	R$ 1,936.10	Equipamentos	Cidade Não Identificada	N-IDENT
PERDIGÃO	Divisão 0412 Frigorifico Suínos Rizzi	R$ 37,170.49	R$ 29,736.39	Instalações	Cidade Não Identificada	N-IDENT
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 18,000.00	R$ 18,000.00	Imobilizado em Andamento	Porto Alegre	RS
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 286,534.09	R$ 63,070.00	Móveis e Utensílios	Porto Alegre	RS
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 366,695.63	R$ 41,387.36	Benfeitorias em Imóveis	Porto Alegre	RS
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 741,517.90	R$ 741,517.90	Terrenos	Porto Alegre	RS
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 10,514,234.84	R$ 2,181,668.11	Equipamentos	Porto Alegre	RS
PERDIGÃO	Divisão 0414 Frigorífico Aves Cavalhada	R$ 18,627,126.14	R$ 9,233,547.62	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ -	R$ -	Imobilizado em Andamento	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 186.48	R$ -	Benfeitorias em Imóveis	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 15,327.32	R$ 7,826.00	Móveis e Utensílios	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 21,736.88	R$ 11,359.00	Equips. Informática	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 40,676.90	R$ 9,137.90	Floresta e Reflorestamento	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 210,608.83	R$ 210,608.83	Terrenos	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 4,744,144.61	R$ 1,926,088.81	Equipamentos	Gaurama	RS
PERDIGÃO	Divisão 0415 Fábrica de Rações Gaurama	R$ 6,249,689.45	R$ 3,632,522.68	Instalações	Gaurama	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 1,360.00	R$ 1,327.00	Equips. Informática	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 42,924.19	R$ 42,924.19	Imobilizado em Andamento	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 69,156.62	R$ 69,156.62	Terrenos	Arroio do Meio	RS

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 79,864.13	R$ 27,451.00	Intangíveis - Software	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 96,164.84	R$ 39,723.00	Móveis e Utensílios	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 301,420.65	R$ 2,173.72	Benfeitorias em Imóveis	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 13,274,240.45	R$ 6,282,960.64	Instalações	Arroio do Meio	RS
PERDIGÃO	Divisão 0416 Fáb. de Ração Arroio do Meio	R$ 17,528,604.26	R$ 2,961,484.10	Equipamentos	Arroio do Meio	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 6,338.76	R$ 6,127.00	Equips. Informática	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 11,116.22	R$ -	Intangíveis - Software	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 100,166.64	R$ 26,118.00	Móveis e Utensílios	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 132,616.88	R$ 132,616.88	Imobilizado em Andamento	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 436,069.34	R$ 436,069.34	Terrenos	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 6,611,133.67	R$ 1,033,364.44	Equipamentos	Porto Alegre	RS
PERDIGÃO	Divisão 0417 Fábrica de Ração Lami - POA	R$ 11,300,848.77	R$ 6,559,416.00	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 37,911.09	R$ 11,207.00	Equips. Informática	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 60,760.38	R$ 19,851.00	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 63,600.47	R$ 10,121.64	Floresta e Reflorestamento	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 316,643.33	R$ 316,643.33	Terrenos	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 1,014,666.64	R$ 122,499.90	Benfeitorias em Imóveis	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 13,109,728.69	R$ 5,909,166.07	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0420 Incubatório Marau	R$ 14,920,981.71	R$ 10,284,789.10	Instalações	Maraú	RS
PERDIGÃO	Divisão 0422 Incubatório Caxias do Sul	R$ 6,286.82	R$ 6,286.82	Imobilizado em Andamento	Caxias do Sul	RS
PERDIGÃO	Divisão 0422 Incubatório Caxias do Sul	R$ 28,606.20	R$ 16,863.00	Móveis e Utensílios	Caxias do Sul	RS
PERDIGÃO	Divisão 0422 Incubatório Caxias do Sul	R$ 72,467.34	R$ 72,467.34	Terrenos	Caxias do Sul	RS
PERDIGÃO	Divisão 0422 Incubatório Caxias do Sul	R$ 3,186,982.92	R$ 477,388.96	Equipamentos	Caxias do Sul	RS
PERDIGÃO	Divisão 0422 Incubatório Caxias do Sul	R$ 3,207,800.30	R$ 1,698,870.26	Instalações	Caxias do Sul	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 91,148.10	R$ 4,640.00	Veículos	Arroio do Meio	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 100,320.36	R$ 100,320.36	Imobilizado em Andamento	Arroio do Meio	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 168,455.63	R$ 74,884.00	Móveis e Utensílios	Arroio do Meio	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 271,646.17	R$ 271,646.17	Terrenos	Arroio do Meio	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 7,323,784.01	R$ 1,004,420.96	Equipamentos	Arroio do Meio	RS
PERDIGÃO	Divisão 0423 Incubatório Arroio do Meio	R$ 16,324,419.78	R$ 5,617,877.08	Instalações	Arroio do Meio	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ -	R$ -	Imobilizado em Andamento	Porto Alegre	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ 61,656.27	R$ 22,120.00	Móveis e Utensílios	Porto Alegre	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ 540,976.72	R$ 540,976.72	Terrenos	Porto Alegre	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ 694,091.73	R$ 386,229.13	Floresta e Reflorestamento	Porto Alegre	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ 5,569,222.97	R$ 2,500,606.79	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 0424 Incubatório Lami-POA	R$ 7,904,037.86	R$ 369,515.71	Equipamentos	Porto Alegre	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 8,535.59	R$ 2,886.00	Equips. Informática	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 10,203.06	R$ -	Veículos	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 30,327.76	R$ 12,840.00	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 246,936.13	R$ 44,929.46	Benfeitorias em Imóveis	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 299,731.29	R$ 178,861.93	Floresta e Reflorestamento	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 916,734.63	R$ 916,734.63	Terrenos	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 2,977,818.66	R$ 663,646.06	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0426 Gja Aves S.Antônio Pavan	R$ 11,566,637.70	R$ 5,979,198.71	Instalações	Maraú	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 8,653.46	R$ 3,616.00	Equips. Informática	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 27,190.92	R$ -	Veículos	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 61,228.67	R$ 9,367.00	Móveis e Utensílios	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 93,788.06	R$ 93,788.06	Imobilizado em Andamento	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 101,342.26	R$ 80,020.62	Floresta e Reflorestamento	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 231,998.12	R$ 51,975.56	Benfeitorias em Imóveis	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 314,724.81	R$ 314,724.81	Terrenos	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 2,124,922.92	R$ 824,181.11	Equipamentos	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0427 Gja Aves S.Antônio Palma	R$ 8,698,366.26	R$ 3,840,193.14	Instalações	Santo Antônio de Palma	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 11,994.84	R$ 1,314.00	Móveis e Utensílios	Taquari	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 14,647.62	R$ 14,647.62	Imobilizado em Andamento	Taquari	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 668,700.91	R$ 668,700.91	Terrenos	Taquari	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 1,238,768.12	R$ 883,236.64	Instalações	Taquari	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 1,384,316.36	R$ 166,761.67	Equipamentos	Taquari	RS
PERDIGÃO	Divisão 0433 Granja de Suínos Carapuça	R$ 2,878,564.11	R$ 1,662,176.81	Floresta e Reflorestamento	Taquari	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 944.38	R$ 94.44	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 1,087.63	R$ 866.00	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 31,463.23	R$ 30,204.70	Instalações	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 44,386.67	R$ 22,768.00	Veículos	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 358,260.47	R$ 358,260.47	Terrenos	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 515,236.01	R$ 515,236.01	Imobilizado em Andamento	Maraú	RS
PERDIGÃO	Divisão 0436 Reflor. S.José dos Ricci	R$ 6,707,535.70	R$ 5,677,936.13	Floresta e Reflorestamento	Maraú	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 358.69	R$ 28.00	Móveis e Utensílios	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 3,246.88	R$ -	Veículos	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 28,713.88	R$ 9,394.87	Equipamentos	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 77,850.43	R$ 77,850.43	Imobilizado em Andamento	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 315,866.66	R$ 315,866.66	Terrenos	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 468,016.41	R$ 314,877.17	Instalações	Vale Verde	RS
PERDIGÃO	Divisão 0437 Reflor. Vale Verde	R$ 862,784.49	R$ 652,816.73	Floresta e Reflorestamento	Vale Verde	RS
PERDIGÃO	Divisão 0438 Reflor. Julio de Castilhos	R$ 6,255.76	R$ 489.38	Floresta e Reflorestamento	Julio de Castilhos	RS
PERDIGÃO	Divisão 0440 Posto Vendas Marau	R$ 3,682.94	R$ 1,011.00	Equips. Informática	Maraú	RS
PERDIGÃO	Divisão 0440 Posto Vendas Marau	R$ 3,737.80	R$ 373.78	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0440 Posto Vendas Marau	R$ 35,755.63	R$ 12,971.00	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0441 Posto Vendas Serafina Corrêa	R$ 7,595.43	R$ 7,213.00	Equips. Informática	Serafina Corrêa	RS
PERDIGÃO	Divisão 0441 Posto Vendas Serafina Corrêa	R$ 22,154.00	R$ 21,913.00	Móveis e Utensílios	Serafina Corrêa	RS
PERDIGÃO	Divisão 0441 Posto Vendas Serafina Corrêa	R$ 147,612.66	R$ 143,990.24	Equipamentos	Serafina Corrêa	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ -	R$ -	Imobilizado em Andamento	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 9,750.00	R$ 9,750.00	Floresta e Reflorestamento	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 20,887.93	R$ 7,522.00	Móveis e Utensílios	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 49,223.66	R$ 933.00	Veículos	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 227,120.90	R$ 227,120.90	Terrenos	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 6,066,465.21	R$ 2,954,267.33	Instalações	Taquari	RS
PERDIGÃO	Divisão 0443 Gja Aves Amoras	R$ 6,749,421.95	R$ 714,908.75	Equipamentos	Taquari	RS
PERDIGÃO	Divisão 0444 Gja Aves Capitão	R$ 46,949.08	R$ -	Veículos	Capitão	RS
PERDIGÃO	Divisão 0444 Gja Aves Capitão	R$ 64,435.20	R$ 46,246.00	Móveis e Utensílios	Capitão	RS

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0444 Gja Aves Capitão	R$ 203,151.40	R$ 203,151.40	Terrenos	Capitão	RS
PERDIGÃO	Divisão 0444 Gja Aves Capitão	R$ 3,641,238.77	R$ 393,128.82	Equipamentos	Capitão	RS
PERDIGÃO	Divisão 0444 Gja Aves Capitão	R$ 7,972,260.33	R$ 2,619,620.13	Instalações	Capitão	RS
PERDIGÃO	Divisão 0445 Gja Aves Arroio Abelha	R$ 2,006.30	R$ 671.00	Móveis e Utensílios	Lajeado	RS
PERDIGÃO	Divisão 0445 Gja Aves Arroio Abelha	R$ 26,066.73	R$ 26,066.73	Terrenos	Lajeado	RS
PERDIGÃO	Divisão 0445 Gja Aves Arroio Abelha	R$ 1,459,711.16	R$ 89,480.79	Equipamentos	Lajeado	RS
PERDIGÃO	Divisão 0445 Gja Aves Arroio Abelha	R$ 5,378,911.34	R$ 2,703,681.13	Instalações	Lajeado	RS
PERDIGÃO	Divisão 0446 Gja Aves Fontoura Xavier	R$ 31,873.40	R$ 17,608.00	Móveis e Utensílios	Fontoura Xavier	RS
PERDIGÃO	Divisão 0446 Gja Aves Fontoura Xavier	R$ 76,066.91	R$ 76,066.91	Terrenos	Fontoura Xavier	RS
PERDIGÃO	Divisão 0446 Gja Aves Fontoura Xavier	R$ 1,268,926.89	R$ 183,570.22	Equipamentos	Fontoura Xavier	RS
PERDIGÃO	Divisão 0446 Gja Aves Fontoura Xavier	R$ 3,314,994.22	R$ 989,220.26	Instalações	Fontoura Xavier	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 39,090.41	R$ 39,090.41	Imobilizado em Andamento	Viamão	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 123,396.94	R$ 32,333.00	Móveis e Utensílios	Viamão	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 137,641.00	R$ 25,449.00	Veículos	Viamão	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 1,260,621.09	R$ 1,260,621.09	Terrenos	Viamão	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 2,764,400.96	R$ 399,400.30	Equipamentos	Viamão	RS
PERDIGÃO	Divisão 0447 Gja/Inc. Aves São Mateus	R$ 10,348,303.62	R$ 6,122,666.74	Instalações	Viamão	RS
PERDIGÃO	Divisão 0448 Gja Aves Viamão	R$ 36,212.31	R$ 5,830.00	Móveis e Utensílios	Viamão	RS
PERDIGÃO	Divisão 0448 Gja Aves Viamão	R$ 79,040.10	R$ 16,532.00	Veículos	Viamão	RS
PERDIGÃO	Divisão 0448 Gja Aves Viamão	R$ 386,474.98	R$ 386,474.98	Imobilizado em Andamento	Viamão	RS
PERDIGÃO	Divisão 0448 Gja Aves Viamão	R$ 2,869,817.02	R$ 2,106,109.69	Instalações	Viamão	RS
PERDIGÃO	Divisão 0448 Gja Aves Viamão	R$ 5,902,534.26	R$ 323,030.14	Equipamentos	Viamão	RS
PERDIGÃO	Divisão 0449 Gja Aves V E VII Belem Novo	R$ 143,248.97	R$ 63,773.12	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 0449 Gja Aves V E VII Belem Novo	R$ 198,288.27	R$ 31,084.65	Equipamentos	Porto Alegre	RS
PERDIGÃO	Divisão 0449 Gja Aves V E VII Belem Novo	R$ 1,038,484.78	R$ 732,941.50	Floresta e Reflorestamento	Porto Alegre	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 43,793.72	R$ 11,315.00	Móveis e Utensílios	Viamão	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 81,730.48	R$ 81,730.48	Imobilizado em Andamento	Viamão	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 90,619.83	R$ 27,938.00	Veículos	Viamão	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 1,080,945.53	R$ 1,080,945.53	Terrenos	Viamão	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 2,403,950.48	R$ 493,809.48	Equipamentos	Viamão	RS
PERDIGÃO	Divisão 0450 Gja Aves VIII - Itapua	R$ 8,026,661.44	R$ 2,886,669.86	Instalações	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ -	R$ -	Imobilizado em Andamento	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ 22,948.70	R$ 7,076.00	Móveis e Utensílios	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ 23,699.07	R$ -	Veículos	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ 863,886.99	R$ 863,886.99	Terrenos	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ 2,651,471.22	R$ 524,538.03	Equipamentos	Viamão	RS
PERDIGÃO	Divisão 0451 Gja Aves XII - Itapua	R$ 11,233,477.63	R$ 4,826,832.64	Instalações	Viamão	RS
PERDIGÃO	Divisão 0452 Incubatório Capão Porteira	R$ 21,687.00	R$ 21,687.00	Imobilizado em Andamento	Viamão	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ -	R$ -	Imobilizado em Andamento	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 3,165.87	R$ -	Móveis e Utensílios	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 3,763.22	R$ -	Benfeitorias em Imóveis	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 13,817.99	R$ 7,137.00	Equips. Informática	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 161,839.06	R$ 161,839.06	Terrenos	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 1,161,037.09	R$ 85,281.62	Equipamentos	Maraú	RS
PERDIGÃO	Divisão 0470 Silo Marau - RS 324	R$ 3,224,330.00	R$ 1,456,793.11	Instalações	Maraú	RS
PERDIGÃO	Divisão 0481 C. Grãos P.Fundo-BERTOL	R$ 500.21	R$ -	Móveis e Utensílios	Passo Fundo	RS
PERDIGÃO	Divisão 0481 C. Grãos P.Fundo-BERTOL	R$ 6,742.66	R$ 6,322.00	Equips. Informática	Passo Fundo	RS
PERDIGÃO	Divisão 0490 Compra de Grãos Lajeado	R$ 67,100.00	R$ 67,100.00	Equips. Informática	Lajeado	RS
PERDIGÃO	Divisão 0490 Compra de Grãos Lajeado	R$ 269,386.57	R$ 16,095.00	Móveis e Utensílios	Lajeado	RS
PERDIGÃO	Divisão 0490 Compra de Grãos Lajeado	R$ 445,887.00	R$ 259,780.00	Veículos	Lajeado	RS
PERDIGÃO	Divisão 0490 Compra de Grãos Lajeado	R$ 9,770,806.14	R$ 5,096,767.94	Instalações	Lajeado	RS
PERDIGÃO	Divisão 0490 Compra de Grãos Lajeado	R$ 10,446,067.89	R$ 2,767,645.61	Equipamentos	Lajeado	RS
PERDIGÃO	Divisão 0492 Compra de Grãos Ijuí	R$ 8,167.29	R$ 489.00	Móveis e Utensílios	Ijuí	RS
PERDIGÃO	Divisão 0492 Compra de Grãos Ijuí	R$ 174,602.97	R$ 93,501.28	Instalações	Ijuí	RS
PERDIGÃO	Divisão 0492 Compra de Grãos Ijuí	R$ 1,657,041.12	R$ 687,373.08	Equipamentos	Ijuí	RS
PERDIGÃO	Divisão 0493 Compra de Grãos Estrela	R$ 63,626.28	R$ 31,010.96	Equipamentos	Estrela	RS
PERDIGÃO	Divisão 0493 Compra de Grãos Estrela	R$ 672,345.30	R$ 589,536.76	Instalações	Estrela	RS
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 87,046.84	R$ 87,046.84	Terrenos	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 227,690.91	R$ 21,086.00	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 3,062,420.77	R$ 1,618,422.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 3,344,761.23	R$ 844,336.00	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 11,761,812.76	R$ 11,761,812.76	Imobilizado em Andamento	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 13,496,000.78	R$ 12,374,872.74	Floresta e Reflorestamento	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 104,238,846.88	R$ 66,642,330.57	Benfeitorias em Imóveis	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 526,426,112.29	R$ 364,686,698.50	Instalações	Rio Verde	GO
PERDIGÃO	Divisão 0501 Frig. Rio Verde	R$ 690,779,707.71	R$ 373,979,159.86	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 218,027.86	R$ 31,426.00	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 405,951.61	R$ 209,561.00	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 684,244.42	R$ 684,244.42	Imobilizado em Andamento	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 613,299.44	R$ 280,457.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 796,052.92	R$ 307,118.01	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 2,899,951.62	R$ 1,234,572.22	Benfeitorias em Imóveis	Rio Verde	GO
PERDIGÃO	Divisão 0505 Adm Rio Verde	R$ 14,537,637.06	R$ 10,456,211.68	Instalações	Rio Verde	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 60,000.00	R$ 60,000.00	Terrenos	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 218,044.11	R$ 164,355.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 399,904.11	R$ 327,276.00	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 1,036,269.87	R$ 1,036,269.87	Imobilizado em Andamento	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 1,432,772.39	R$ 323,857.10	Benfeitorias em Imóveis	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 4,821,626.65	R$ -	Instalações	Jataí	GO
PERDIGÃO	Divisão 0507 Frigorífico Jataí	R$ 10,168,362.44	R$ 1,938,268.39	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 2,011.77	R$ 1,066.00	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 22,663.86	R$ 22,663.86	Imobilizado em Andamento	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 38,523.36	R$ 33,612.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 49,037.67	R$ 44,133.90	Benfeitorias em Imóveis	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 63,934.06	R$ 17,974.00	Veículos	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 416,863.69	R$ -	Instalações	Jataí	GO
PERDIGÃO	Divisão 0514 Fáb. Ração Jataí	R$ 1,640,427.74	R$ 19,230.40	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0525 CD Mdane Margarina	R$ 36,988.87	R$ 36,988.87	Imobilizado em Andamento	Valinhos	SP
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ -	R$ -	Imobilizado em Andamento	Valinhos	SP

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ 16,277.13	R$ 9,836.00	Móveis e Utensílios	Valinhos	SP
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ 65,101.65	R$ 53,164.00	Veículos	Valinhos	SP
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ 226,851.22	R$ 217,777.17	Instalações	Valinhos	SP
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ 245,232.62	R$ 203,232.00	Equips. Informática	Valinhos	SP
PERDIGÃO	Divisão 0526 Fábrica Margarinas - Valinhos	R$ 14,704,024.44	R$ 3,801,399.47	Equipamentos	Valinhos	SP
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 15,134.33	R$ 15,134.33	Imobilizado em Andamento	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 47,301.88	R$ 29,974.00	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 142,679.20	R$ 72,068.00	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 162,800.20	R$ 48,329.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 340,120.61	R$ 35,522.02	Benfeitorias em Imóveis	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 464,876.00	R$ 464,876.00	Terrenos	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 1,043,266.70	R$ 513,166.35	Floresta e Reflorestamento	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 18,263,457.39	R$ 7,106,505.34	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ	R$ 22,991,636.09	R$ 14,424,683.61	Instalações	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 327.62	R$ -	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 17,329.09	R$ 422.00	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 23,963.60	R$ 23,963.60	Imobilizado em Andamento	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 24,491.76	R$ 8,142.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 1,243,341.23	R$ 1,243,341.23	Terrenos	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 2,431,725.62	R$ 320,498.27	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 3,892,683.13	R$ 1,485,008.72	Floresta e Reflorestamento	Rio Verde	GO
PERDIGÃO	Divisão 0532 Gja Aves Rio Verde II-RIO DOCE	R$ 5,844,121.29	R$ 3,625,799.02	Instalações	Rio Verde	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 7.92	R$ 4.00	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 42,515.61	R$ 19,857.00	Veículos	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 111,386.86	R$ 80,908.71	Benfeitorias em Imóveis	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 149,016.97	R$ 99,686.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 173,994.47	R$ 173,994.47	Imobilizado em Andamento	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 572,013.96	R$ 572,013.96	Terrenos	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 963,708.23	R$ 963,434.15	Floresta e Reflorestamento	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 9,338,652.10	R$ 4,663,676.72	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0533 Granja Matrizes Jataí	R$ 47,621,665.99	R$ 40,002,115.43	Instalações	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 5,418.20	R$ 5,418.20	Imobilizado em Andamento	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 8,154.26	R$ 2,764.00	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 8,879.11	R$ 8,879.11	Floresta e Reflorestamento	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 20,000.00	R$ 20,000.00	Terrenos	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 61,119.08	R$ 37,180.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 870,422.95	R$ 696,338.36	Benfeitorias em Imóveis	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 3,250,117.97	R$ 2,346,339.06	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0538 Incubatório Jataí	R$ 5,677,826.16	R$ 4,996,487.02	Instalações	Jataí	GO
PERDIGÃO	Divisão 0539 C. Grãos Jatobá	R$ 1.00	R$ -	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0539 C. Grãos Jatobá	R$ 4,068.10	R$ 1,688.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0539 C. Grãos Jatobá	R$ 5,166.72	R$ 4,650.06	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0544 C. Grãos Jataí	R$ 7,622.10	R$ -	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0544 C. Grãos Jataí	R$ 9,309.49	R$ 3,962.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0544 C. Grãos Jataí	R$ 17,707.48	R$ 8,348.14	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0545 C. Grãos Rio Verde-Armazem JS	R$ 3,630.18	R$ 1,688.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0545 C. Grãos Rio Verde-Armazem JS	R$ 11,282.86	R$ 4,613.14	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0545 C. Grãos Rio Verde-Armazem JS	R$ 13,454.53	R$ -	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0545 C. Grãos Rio Verde-Armazem JS	R$ 40,266.79	R$ -	Veículos	Rio Verde	GO
PERDIGÃO	Divisão 0546 C. Grãos Caiaponia	R$ 1,320.47	R$ 706.00	Móveis e Utensílios	Caiaponia	GO
PERDIGÃO	Divisão 0546 C. Grãos Caiaponia	R$ 4,090.24	R$ -	Equips. Informática	Caiaponia	GO
PERDIGÃO	Divisão 0546 C. Grãos Caiaponia	R$ 13,660.23	R$ 7,062.54	Equipamentos	Caiaponia	GO
PERDIGÃO	Divisão 0547 C. Grãos Rondonópolis	R$ 1,429.66	R$ 703.00	Móveis e Utensílios	Rondonópolis	MT
PERDIGÃO	Divisão 0547 C. Grãos Rondonópolis	R$ 7,646.79	R$ 273.00	Equips. Informática	Rondonópolis	MT
PERDIGÃO	Divisão 0547 C. Grãos Rondonópolis	R$ 63,746.27	R$ 37,622.39	Equipamentos	Rondonópolis	MT
PERDIGÃO	Divisão 0548 C. Grãos Estrela D'Alva	R$ 330.00	R$ 208.00	Móveis e Utensílios	Jataí	GO
PERDIGÃO	Divisão 0548 C. Grãos Estrela D'Alva	R$ 2,971.17	R$ 2,390.00	Equips. Informática	Jataí	GO
PERDIGÃO	Divisão 0548 C. Grãos Estrela D'Alva	R$ 17,477.67	R$ 16,729.91	Equipamentos	Jataí	GO
PERDIGÃO	Divisão 0549 C. Grãos Montividiu	R$ 2,080.15	R$ 1,817.00	Móveis e Utensílios	Montividiu	GO
PERDIGÃO	Divisão 0549 C. Grãos Montividiu	R$ 4,438.59	R$ 2,390.00	Equips. Informática	Montividiu	GO
PERDIGÃO	Divisão 0549 C. Grãos Montividiu	R$ 13,706.74	R$ 12,336.07	Equipamentos	Montividiu	GO
PERDIGÃO	Divisão 0550 Posto Vendas Rio Verde	R$ 425.97	R$ 201.00	Móveis e Utensílios	Rio Verde	GO
PERDIGÃO	Divisão 0550 Posto Vendas Rio Verde	R$ 10,150.67	R$ 8,855.00	Equips. Informática	Rio Verde	GO
PERDIGÃO	Divisão 0550 Posto Vendas Rio Verde	R$ 48,363.21	R$ 45,510.22	Equipamentos	Rio Verde	GO
PERDIGÃO	Divisão 0570 Frig. Bovinos CAA	R$ -	R$ -	Imobilizado em Andamento	Cidade Não Identificada	N-IDENT
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 80,076.63	R$ 67,449.00	Móveis e Utensílios	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 256,186.63	R$ 129,141.00	Veículos	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 2,870,259.07	R$ 2,870,259.07	Imobilizado em Andamento	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 4,366,714.43	R$ 2,779,296.00	Equips. Informática	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 6,122,088.35	R$ 6,122,088.35	Terrenos	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 30,067,519.39	R$ 23,776,755.90	Benfeitorias em Imóveis	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 131,391,526.90	R$ 100,217,531.26	Equipamentos	Mineiros	GO
PERDIGÃO	Divisão 0580 Frig. Mineiros	R$ 265,279,800.34	R$ 242,646,970.45	Instalações	Mineiros	GO
PERDIGÃO	Divisão 0585 Fábrica Rações Mineiros	R$ 155,800.00	R$ 155,800.00	Terrenos	Mineiros	GO
PERDIGÃO	Divisão 0585 Fábrica Rações Mineiros	R$ 242,132.20	R$ 212,173.00	Móveis e Utensílios	Mineiros	GO
PERDIGÃO	Divisão 0585 Fábrica Rações Mineiros	R$ 249,136.26	R$ 212,902.00	Equips. Informática	Mineiros	GO
PERDIGÃO	Divisão 0585 Fábrica Rações Mineiros	R$ 4,271,267.87	R$ 3,946,064.72	Instalações	Mineiros	GO
PERDIGÃO	Divisão 0585 Fábrica Rações Mineiros	R$ 51,939,181.73	R$ 41,494,968.35	Equipamentos	Mineiros	GO
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 133,307.38	R$ 84,503.00	Veículos	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 270,376.26	R$ 236,738.00	Móveis e Utensílios	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 1,000,000.00	R$ 1,000,000.00	Terrenos	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 1,072,833.12	R$ 845,696.00	Equips. Informática	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 4,514,167.98	R$ 4,514,167.98	Imobilizado em Andamento	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 4,931,289.12	R$ 4,654,742.37	Benfeitorias em Imóveis	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 81,640,023.81	R$ 66,067,799.96	Equipamentos	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0590 Frig. Bovinos Mirassol D'Oeste	R$ 107,929,717.38	R$ 99,388,752.53	Instalações	Mirassol d'Oeste	MT
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 1.00	R$ 0.83	Terrenos	Mineiros	GO
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 3,599.09	R$ 2,787.00	Equips. Informática	Mineiros	GO
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 93,558.71	R$ 72,403.00	Móveis e Utensílios	Mineiros	GO

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 1,036,921.01	R$ 725,844.70	Benfeitorias em Imóveis	Mineiros	GO
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 9,799,307.12	R$ 6,801,537.85	Equipamentos	Mineiros	GO
PERDIGÃO	Divisão 0595 Incubatório Mineiros	R$ 11,799,610.63	R$ 10,383,569.36	Instalações	Mineiros	GO
PERDIGÃO	Divisão 0597 Reflor. Faz. Morro Dois Irmãos	R$ 2,562,260.72	R$ 2,561,917.76	Floresta e Reflorestamento	Mineiros	GO
PERDIGÃO	Divisão 0598 Reflor.Faz. Rio Verde-Mineiros	R$ 4,064,219.96	R$ 4,064,217.64	Floresta e Reflorestamento	Mineiros	GO
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 40,501.26	R$ 13,898.00	Equips. Informática	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 40,644.06	R$ 24,326.43	Benfeitorias em Imóveis	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 80,068.12	R$ 41,167.00	Móveis e Utensílios	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 107,961.91	R$ 66,440.00	Veículos	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 224,647.00	R$ 224,647.00	Imobilizado em Andamento	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 1,142,302.43	R$ 1,142,302.43	Terrenos	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 4,036,129.36	R$ 1,663,177.78	Equipamentos	Rio Claro	SP
PERDIGÃO	Divisão 0620 Incub. Rio Claro	R$ 8,139,084.16	R$ 4,260,430.38	Instalações	Rio Claro	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 26,360.80	R$ 12,679.00	Equips. Informática	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 119,748.37	R$ 54,088.00	Móveis e Utensílios	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 133,132.69	R$ 12,864.00	Veículos	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 149,671.23	R$ 149,671.23	Imobilizado em Andamento	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 308,958.11	R$ 212,901.57	Floresta e Reflorestamento	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 1,086,473.68	R$ 603,351.84	Benfeitorias em Imóveis	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 1,142,283.67	R$ 1,142,283.67	Terrenos	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 3,397,590.26	R$ 1,618,306.80	Equipamentos	Brotas	SP
PERDIGÃO	Divisão 0625 Gja Aves Califórnia	R$ 12,497,239.20	R$ 3,881,688.62	Instalações	Brotas	SP
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ -	R$ -	Imobilizado em Andamento	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 31,190.19	R$ 31,190.19	Terrenos	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 38,566.60	R$ 16,316.00	Equips. Informática	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 44,694.32	R$ 44,412.09	Floresta e Reflorestamento	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 114,140.71	R$ 47,843.00	Móveis e Utensílios	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 166,884.64	R$ 32,325.00	Veículos	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 443,649.79	R$ 100,510.52	Benfeitorias em Imóveis	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 1,647,534.63	R$ 578,376.32	Equipamentos	Arceburgo	MG
PERDIGÃO	Divisão 0630 Gja Aves Arceburgo	R$ 5,697,499.27	R$ 2,743,267.64	Instalações	Arceburgo	MG
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 21,007.61	R$ 21,007.61	Floresta e Reflorestamento	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 252,268.09	R$ 164,103.00	Veículos	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 430,141.03	R$ 430,141.03	Imobilizado em Andamento	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 1,107,455.87	R$ 306,369.89	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 1,641,407.55	R$ 1,641,407.55	Terrenos	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 2,078,055.68	R$ 1,680,567.18	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 5,100,432.81	R$ 3,928,056.80	Benfeitorias em Imóveis	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 127,774,597.27	R$ 91,725,795.47	Instalações	Carambeí	PR
PERDIGÃO	Divisão 0701 Frigorífico Carambeí	R$ 141,140,030.03	R$ 93,493,472.02	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0715 Frigorífico Bom Conselho	R$ 1,277.39	R$ 1,277.39	Equips. Informática	Bom Conselho	PE
PERDIGÃO	Divisão 0715 Frigorífico Bom Conselho	R$ 221,119.84	R$ 199,007.86	Equipamentos	Bom Conselho	PE
PERDIGÃO	Divisão 0715 Frigorífico Bom Conselho	R$ 295,687.20	R$ 295,687.20	Imobilizado em Andamento	Bom Conselho	PE
PERDIGÃO	Divisão 0720 Fáb. Ração CBI	R$ 1,776.06	R$ 1,065.64	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0720 Fáb. Ração CBI	R$ 14,344.31	R$ 8,565.26	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0720 Fáb. Ração CBI	R$ 41,501.23	R$ 12,518.00	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 8,725.00	R$ 8,725.00	Intangíveis - Software	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 20,000.00	R$ 20,000.00	Terrenos	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 37,088.20	R$ 2,978.00	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 47,066.00	R$ 27,291.07	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 184,093.78	R$ 94,240.54	Benfeitorias em Imóveis	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 4,094,892.44	R$ 1,245,492.19	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0721 Incubatório Perus Catanduva	R$ 4,500,568.36	R$ 3,304,298.19	Instalações	Carambeí	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ -	R$ -	Imobilizado em Andamento	Castro	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ 75,021.05	R$ 36,486.00	Equips. Informática	Castro	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ 146,019.15	R$ 116,269.00	Móveis e Utensílios	Castro	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ 943,698.10	R$ 660,588.67	Benfeitorias em Imóveis	Castro	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ 12,947,068.49	R$ 9,132,565.24	Equipamentos	Castro	PR
PERDIGÃO	Divisão 0723 Incubatório Aves Castro	R$ 12,981,372.66	R$ 11,427,043.40	Instalações	Castro	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ -	R$ -	Imobilizado em Andamento	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 32,235.93	R$ 9,440.00	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 96,296.23	R$ 71,842.00	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 186,622.24	R$ 186,622.24	Terrenos	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 196,861.47	R$ 96,737.03	Benfeitorias em Imóveis	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 1,062,265.49	R$ 462,905.48	Floresta e Reflorestamento	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 7,365,596.86	R$ 5,038,736.76	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0725 Incub./Granja Araucária	R$ 25,032,431.20	R$ 21,162,950.14	Instalações	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 3,241.68	R$ 3,241.68	Imobilizado em Andamento	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 4,093.72	R$ 1,008.00	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 100,985.40	R$ 70,689.78	Benfeitorias em Imóveis	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 443,644.00	R$ 417,096.91	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 1,164,038.28	R$ 1,164,038.28	Terrenos	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 1,399,172.87	R$ 652,066.09	Floresta e Reflorestamento	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 2,232,021.69	R$ 1,341,735.08	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0730 Gja Perus Santo André	R$ 12,674,517.77	R$ 9,204,103.04	Instalações	Carambeí	PR
PERDIGÃO	Divisão 0735 Gja Suínos Piraí do Sul	R$ -	R$ -	Equipamentos	Piraí do Sul	PR
PERDIGÃO	Divisão 0735 Gja Suínos Piraí do Sul	R$ -	R$ -	Imobilizado em Andamento	Piraí do Sul	PR
PERDIGÃO	Divisão 0735 Gja Suínos Piraí do Sul	R$ 122,906.62	R$ 121,969.00	Móveis e Utensílios	Piraí do Sul	PR
PERDIGÃO	Divisão 0750 P. Vendas Carambei	R$ 16,277.08	R$ 2,344.00	Equips. Informática	Carambeí	PR
PERDIGÃO	Divisão 0750 P. Vendas Carambei	R$ 37,112.46	R$ 19,696.00	Móveis e Utensílios	Carambeí	PR
PERDIGÃO	Divisão 0750 P. Vendas Carambei	R$ 69,348.86	R$ 45,296.81	Equipamentos	Carambeí	PR
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 337.72	R$ 337.72	Floresta e Reflorestamento	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 4,594.34	R$ 406.00	Intangíveis - Software	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 8,198.96	R$ 7,788.00	Equips. Informática	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 101,989.65	R$ 22,070.00	Veículos	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 166,653.33	R$ 166,653.33	Terrenos	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 547,925.20	R$ 161,483.91	Móveis e Utensílios	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 1,091,924.30	R$ 1,091,924.30	Imobilizado em Andamento	Dourados	MS
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 26,400,508.98	R$ 16,107,724.65	Instalações	Dourados	MS

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 0801 Frigorífico Aves Dourados	R$ 28,979,637.89	R$ 9,719,836.62	Equipamentos	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 21,926.67	R$ -	Intangíveis - Software	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 63,296.27	R$ -	Veículos	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 160,699.60	R$ 34,440.00	Móveis e Utensílios	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 166,723.92	R$ 166,723.92	Terrenos	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 14,754,487.33	R$ 2,739,858.88	Equipamentos	Dourados	MS
PERDIGÃO	Divisão 0810 Fábrica de Ração Dourados	R$ 15,076,556.64	R$ 8,340,465.99	Instalações	Dourados	MS
PERDIGÃO	Divisão 0820 Incubatório Dourados	R$ 74,679.42	R$ 25,405.00	Móveis e Utensílios	Dourados	MS
PERDIGÃO	Divisão 0820 Incubatório Dourados	R$ 1,881,262.24	R$ 1,621,694.00	Instalações	Dourados	MS
PERDIGÃO	Divisão 0820 Incubatório Dourados	R$ 5,916,003.81	R$ 469,506.45	Equipamentos	Dourados	MS
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 4,731.98	R$ 3,942.00	Intangíveis - Software	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 44,875.97	R$ -	Benfeitorias em Imóveis	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 97,417.46	R$ 44,328.68	Equipamentos	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 413,334.38	R$ 158,494.00	Equips. Informática	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 562,634.63	R$ 562,634.63	Terrenos	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 586,633.89	R$ 586,633.89	Intangíveis - Marcas e Patentes	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 1,065,860.14	R$ 428,219.00	Móveis e Utensílios	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 2,132,425.31	R$ 2,132,425.31	Imobilizado em Andamento	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 3,518,515.62	R$ 2,636,660.00	Veículos	São Paulo	SP
PERDIGÃO	Divisão 1000 Escritório Adm São Paulo	R$ 7,262,079.46	R$ 3,231,221.88	Instalações	São Paulo	SP
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ (1,086,064.39)	R$ (1,086,064.39)	Perdas	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 571,079.91	R$ 461,183.01	Benfeitorias em Imóveis	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 1,334,090.66	R$ 1,012,289.00	Veículos	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 2,445,498.31	R$ 1,096,786.00	Móveis e Utensílios	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 4,691,985.21	R$ 4,691,985.21	Imobilizado em Andamento	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 12,764,329.12	R$ 9,989,406.00	Intangíveis - Software	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 12,895,053.44	R$ 7,587,738.50	Instalações	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 16,052,802.66	R$ 7,806,921.68	Equipamentos	Videira	SC
PERDIGÃO	Divisão 1001 Escritório Adm Videira	R$ 16,177,072.30	R$ 2,015,887.00	Equips. Informática	Videira	SC
PERDIGÃO	Divisão 1010 Corporativo	R$ -	R$ -	Imobilizado em Andamento	Cidade Não Identificada	N-IDENT
PERDIGÃO	Divisão 2100 Mercado Europa	R$ 46,347.34	R$ 46,347.34	Intangíveis - Marcas e Patentes	Europa	INTL
PERDIGÃO	Divisão 2200 Mercado Oriente Médio	R$ 15,524.11	R$ 15,524.11	Intangíveis - Marcas e Patentes	Oriente Médio	INTL
PERDIGÃO	Divisão 2300 Mercado Extremo Oriente	R$ 60,389.77	R$ 60,389.77	Intangíveis - Marcas e Patentes	Extremo Oriente	INTL
PERDIGÃO	Divisão 2400 Mercado Japão	R$ 18,858.99	R$ 18,858.99	Intangíveis - Marcas e Patentes	Japão	INTL
PERDIGÃO	Divisão 2500 Mercado Eurásia	R$ 13,388.48	R$ 13,388.48	Intangíveis - Marcas e Patentes	Eurásia	INTL
PERDIGÃO	Divisão 2500 Mercado Eurásia	R$ 41,926.54	R$ 38,190.56	Instalações	Eurásia	INTL
PERDIGÃO	Divisão 2500 Mercado Eurásia	R$ 93,119.65	R$ 74,026.00	Equips. Informática	Eurásia	INTL
PERDIGÃO	Divisão 2500 Mercado Eurásia	R$ 189,886.60	R$ 161,623.00	Móveis e Utensílios	Eurásia	INTL
PERDIGÃO	Divisão 2600 Mercado Américas	R$ 7,669.50	R$ 7,669.50	Intangíveis - Marcas e Patentes	Américas	INTL
PERDIGÃO	Divisão 2600 Mercado Américas	R$ 8,575.59	R$ 4,764.00	Equips. Informática	Américas	INTL
PERDIGÃO	Divisão 2600 Mercado Américas	R$ 15,507.78	R$ 7,557.00	Móveis e Utensílios	Américas	INTL
PERDIGÃO	Divisão 2600 Mercado Américas	R$ 69,995.20	R$ 57,162.00	Veículos	Américas	INTL
PERDIGÃO	Divisão 2750 Mercado Africa	R$ 5,491.44	R$ 3,294.00	Equips. Informática	Africa	INTL
PERDIGÃO	Divisão 2750 Mercado Africa	R$ 13,001.71	R$ 13,001.71	Intangíveis - Marcas e Patentes	Africa	INTL
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 802.43	R$ 802.43	Intangíveis - Marcas e Patentes	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 287,916.45	R$ 197,669.00	Veículos	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 488,692.97	R$ 488,692.97	Terrenos	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 641,563.68	R$ 641,563.68	Imobilizado em Andamento	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 987,382.13	R$ 556,595.00	Equips. Informática	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 1,804,412.61	R$ 1,350,172.00	Móveis e Utensílios	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 1,967,760.22	R$ 1,967,760.22	Floresta e Reflorestamento	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 2,563,318.71	R$ 1,593,587.66	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 94,214,525.64	R$ 65,866,246.71	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 3001 Frig. Nova Mutum	R$ 113,506,940.56	R$ 83,439,691.92	Instalações	Nova Mutum	MT
PERDIGÃO	Divisão 3006 Gja Mary Loize	R$ 17,261.94	R$ 10,881.00	Móveis e Utensílios	Nova Mutum	MT
PERDIGÃO	Divisão 3006 Gja Mary Loize	R$ 17,352.00	R$ 17,352.00	Terrenos	Nova Mutum	MT
PERDIGÃO	Divisão 3006 Gja Mary Loize	R$ 44,070.44	R$ 26,442.26	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3006 Gja Mary Loize	R$ 183,248.32	R$ 31,592.24	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 3006 Gja Mary Loize	R$ 1,042,864.13	R$ 788,113.86	Instalações	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 74,921.27	R$ 46,292.00	Veículos	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 79,605.09	R$ 54,033.00	Equips. Informática	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 145,197.93	R$ 107,496.00	Móveis e Utensílios	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 1,135,486.34	R$ 1,135,486.34	Terrenos	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 3,948,223.10	R$ 2,804,589.87	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 4,057,476.31	R$ 2,840,907.34	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3007 Gja de Matrizes Agua Boa	R$ 18,292,329.19	R$ 16,173,305.36	Instalações	Nova Mutum	MT
PERDIGÃO	Divisão 3012 Incubatório Nova Mutum	R$ 17,270.91	R$ 11,601.31	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3012 Incubatório Nova Mutum	R$ 17,829.62	R$ 17,829.62	Terrenos	Nova Mutum	MT
PERDIGÃO	Divisão 3012 Incubatório Nova Mutum	R$ 170,424.91	R$ 107,071.00	Móveis e Utensílios	Nova Mutum	MT
PERDIGÃO	Divisão 3012 Incubatório Nova Mutum	R$ 2,043,762.62	R$ 1,719,128.57	Instalações	Nova Mutum	MT
PERDIGÃO	Divisão 3012 Incubatório Nova Mutum	R$ 2,889,130.98	R$ 1,533,893.41	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 1,187.83	R$ 1,187.83	Imobilizado em Andamento	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 2,472.56	R$ 2,472.56	Floresta e Reflorestamento	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 22,830.62	R$ 22,830.62	Terrenos	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 102,949.62	R$ 90,198.00	Móveis e Utensílios	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 106,545.74	R$ 69,323.00	Equips. Informática	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 1,581,272.72	R$ 1,140,517.32	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 12,590,946.71	R$ 9,698,968.79	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 3013 Incubatório Rio dos Patos	R$ 18,874,206.01	R$ 16,644,615.23	Instalações	Nova Mutum	MT
PERDIGÃO	Divisão 3015 Comp. Grãos Nova Mutun-Mocelin	R$ 4,705.82	R$ 3,764.66	Benfeitorias em Imóveis	Nova Mutum	MT
PERDIGÃO	Divisão 3015 Comp. Grãos Nova Mutun-Mocelin	R$ 5,642.18	R$ 3,769.00	Equips. Informática	Nova Mutum	MT
PERDIGÃO	Divisão 3015 Comp. Grãos Nova Mutun-Mocelin	R$ 9,663.24	R$ 9,130.42	Equipamentos	Nova Mutum	MT
PERDIGÃO	Divisão 6710 Indústria Bom Conselho - Batáv	R$ 1,696.35	R$ 1,356.00	Equips. Informática	Bom Conselho	PE
PERDIGÃO	Divisão 6710 Indústria Bom Conselho - Batáv	R$ 84,144,955.79	R$ 84,144,955.79	Imobilizado em Andamento	Bom Conselho	PE
PERDIGÃO	Divisão 6749 Escritório ADM São Paulo (PSA)	R$ 3,520.41	R$ 731.00	Móveis e Utensílios	São Paulo	SP
PERDIGÃO	Divisão 6749 Escritório ADM São Paulo (PSA)	R$ 13,864.65	R$ 8,288.38	Equipamentos	São Paulo	SP
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 408,647.81	R$ 408,647.81	Imobilizado em Andamento	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 569,067.40	R$ 569,067.40	Intangíveis - Marcas e Patentes	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 1,925,728.54	R$ 994,342.00	Móveis e Utensílios	Porto Alegre	RS

Company	Fixed Assets	Replacement Cost	Residual Value (market vl)	Description of Classes Apsis	City	State
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 3,217,063.36	R$ 116,694.00	Veículos	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 5,966,652.48	R$ 5,966,652.48	Terrenos	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 6,268,197.61	R$ 2,793,874.00	Intangíveis - Software	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 50,691,438.60	R$ 14,894,800.37	Equipamentos	Porto Alegre	RS
PERDIGÃO	Divisão 6750 Escritório ADM Porto Alegre	R$ 56,068,684.79	R$ 34,770,290.31	Instalações	Porto Alegre	RS
PERDIGÃO	Divisão 6760 Posto de Coleta Alegrete	R$ 279.40	R$ -	Veículos	Alegrete	RS
PERDIGÃO	Divisão 6760 Posto de Coleta Alegrete	R$ 6,648.66	R$ 2,706.00	Móveis e Utensílios	Alegrete	RS
PERDIGÃO	Divisão 6760 Posto de Coleta Alegrete	R$ 92,050.00	R$ 92,050.00	Imobilizado em Andamento	Alegrete	RS
PERDIGÃO	Divisão 6760 Posto de Coleta Alegrete	R$ 676,020.62	R$ 128,872.56	Equipamentos	Alegrete	RS
PERDIGÃO	Divisão 6760 Posto de Coleta Alegrete	R$ 1,319,166.51	R$ 1,188,505.03	Instalações	Alegrete	RS
PERDIGÃO	Divisão 6762 Posto de Coleta São Sepé	R$ 9,028.26	R$ 4,435.00	Móveis e Utensílios	São Sepé	RS
PERDIGÃO	Divisão 6762 Posto de Coleta São Sepé	R$ 30,000.00	R$ 30,000.00	Terrenos	São Sepé	RS
PERDIGÃO	Divisão 6762 Posto de Coleta São Sepé	R$ 1,002,363.73	R$ 588,114.02	Equipamentos	São Sepé	RS
PERDIGÃO	Divisão 6762 Posto de Coleta São Sepé	R$ 1,974,448.46	R$ 1,095,602.55	Instalações	São Sepé	RS
PERDIGÃO	Divisão 6763 Posto de Coleta Tapera	R$ 6,271.15	R$ 2,648.00	Móveis e Utensílios	Tapera	RS
PERDIGÃO	Divisão 6763 Posto de Coleta Tapera	R$ 346,420.16	R$ 265,954.97	Instalações	Tapera	RS
PERDIGÃO	Divisão 6763 Posto de Coleta Tapera	R$ 2,104,138.24	R$ 652,705.43	Equipamentos	Tapera	RS
PERDIGÃO	Divisão 6764 Posto de Coleta Chapada	R$ 7,042.19	R$ 4,989.00	Móveis e Utensílios	Chapada	RS
PERDIGÃO	Divisão 6764 Posto de Coleta Chapada	R$ 450,892.84	R$ 192,362.34	Equipamentos	Chapada	RS
PERDIGÃO	Divisão 6764 Posto de Coleta Chapada	R$ 603,992.44	R$ 567,319.24	Instalações	Chapada	RS
PERDIGÃO	Divisão 6766 Posto de Coleta F. Westphalen	R$ 4,559.31	R$ 1,093.00	Móveis e Utensílios	Frederico Westphalen	RS
PERDIGÃO	Divisão 6766 Posto de Coleta F. Westphalen	R$ 140,565.49	R$ 100,783.55	Instalações	Frederico Westphalen	RS
PERDIGÃO	Divisão 6766 Posto de Coleta F. Westphalen	R$ 447,519.96	R$ 49,232.55	Equipamentos	Frederico Westphalen	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 0.01	R$ 0.01	Floresta e Reflorestamento	Uruguaiana	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 585.60	R$ -	Intangíveis - Software	Uruguaiana	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 13,495.37	R$ 434.00	Móveis e Utensílios	Uruguaiana	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 122,461.96	R$ 122,461.96	Terrenos	Uruguaiana	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 535,797.02	R$ 214,667.94	Equipamentos	Uruguaiana	RS
PERDIGÃO	Divisão 6767 Posto de Coleta Uruguaiana	R$ 2,457,422.70	R$ 1,401,412.06	Instalações	Uruguaiana	RS
PERDIGÃO	Divisão 6768 Posto de Coleta Mondaí	R$ 69,981.80	R$ 61,090.49	Equipamentos	Mondaí	SC
PERDIGÃO	Divisão 6769 Posto de Coleta Jacutinga	R$ 232,231.99	R$ 178,232.26	Equipamentos	Jacutinga	RS
PERDIGÃO	Divisão 6770 Posto de Coleta Cerro Largo	R$ 527.87	R$ -	Veículos	Cerro Largo	RS
PERDIGÃO	Divisão 6770 Posto de Coleta Cerro Largo	R$ 3,453.19	R$ 3,453.19	Imobilizado em Andamento	Cerro Largo	RS
PERDIGÃO	Divisão 6770 Posto de Coleta Cerro Largo	R$ 13,692.29	R$ 2,110.00	Móveis e Utensílios	Cerro Largo	RS
PERDIGÃO	Divisão 6770 Posto de Coleta Cerro Largo	R$ 891,341.24	R$ 750,894.88	Instalações	Cerro Largo	RS
PERDIGÃO	Divisão 6770 Posto de Coleta Cerro Largo	R$ 1,519,172.22	R$ 414,097.00	Equipamentos	Cerro Largo	RS
PERDIGÃO	Divisão 6771 Posto de Coleta Sede Nova	R$ 249.00	R$ 199.00	Móveis e Utensílios	Sede Nova	RS
PERDIGÃO	Divisão 6771 Posto de Coleta Sede Nova	R$ 302,827.61	R$ 72,887.24	Equipamentos	Sede Nova	RS
PERDIGÃO	Divisão 6772 Posto de Coleta Crissiumal	R$ 14,923.04	R$ 14,923.04	Imobilizado em Andamento	Crissiumal	RS
PERDIGÃO	Divisão 6772 Posto de Coleta Crissiumal	R$ 20,764.73	R$ 2,545.00	Móveis e Utensílios	Crissiumal	RS
PERDIGÃO	Divisão 6772 Posto de Coleta Crissiumal	R$ 33,713.66	R$ 33,713.66	Terrenos	Crissiumal	RS
PERDIGÃO	Divisão 6772 Posto de Coleta Crissiumal	R$ 848,550.48	R$ 44,009.54	Equipamentos	Crissiumal	RS
PERDIGÃO	Divisão 6772 Posto de Coleta Crissiumal	R$ 1,079,470.44	R$ 431,974.13	Instalações	Crissiumal	RS
PERDIGÃO	Divisão 6773 Posto de Coleta Bom Progresso	R$ 1,062.27	R$ 106.00	Móveis e Utensílios	Progresso	RS
PERDIGÃO	Divisão 6773 Posto de Coleta Bom Progresso	R$ 27,378.65	R$ 25,280.20	Instalações	Progresso	RS
PERDIGÃO	Divisão 6773 Posto de Coleta Bom Progresso	R$ 179,789.71	R$ 26,957.24	Equipamentos	Progresso	RS
PERDIGÃO	Divisão 6774 Posto de Coleta G. das Missões	R$ 0.01	R$ 0.01	Terrenos	Guarani das Missões	RS
PERDIGÃO	Divisão 6774 Posto de Coleta G. das Missões	R$ 627.01	R$ -	Intangíveis - Software	Guarani das Missões	RS
PERDIGÃO	Divisão 6774 Posto de Coleta G. das Missões	R$ 5,328.27	R$ 66.00	Móveis e Utensílios	Guarani das Missões	RS
PERDIGÃO	Divisão 6774 Posto de Coleta G. das Missões	R$ 89,871.30	R$ 6,160.92	Equipamentos	Guarani das Missões	RS
PERDIGÃO	Divisão 6774 Posto de Coleta G. das Missões	R$ 1,448,399.01	R$ 520,332.58	Instalações	Guarani das Missões	RS
PERDIGÃO	Divisão 6775 Posto de Coleta P. das Missões	R$ 113.94	R$ -	Móveis e Utensílios	Palmeira das Missões	RS
PERDIGÃO	Divisão 6775 Posto de Coleta P. das Missões	R$ 15,207.60	R$ 2,632.56	Instalações	Palmeira das Missões	RS
PERDIGÃO	Divisão 6775 Posto de Coleta P. das Missões	R$ 169,310.81	R$ 1,718.29	Equipamentos	Palmeira das Missões	RS
PERDIGÃO	Divisão 6776 Posto de Coleta Passo Fundo	R$ 81,536.06	R$ 73,382.45	Equipamentos	Passo Fundo	RS
PERDIGÃO	Divisão 6776 Posto de Coleta Passo Fundo	R$ 89,855.21	R$ 89,855.21	Terrenos	Passo Fundo	RS
PERDIGÃO	Divisão 6776 Posto de Coleta Passo Fundo	R$ 1,627,247.51	R$ 662,713.52	Instalações	Passo Fundo	RS
PERDIGÃO	Divisão 6777 Posto de Coleta Roque Gonzales	R$ 276.56	R$ -	Veículos	Roque Gonzales	RS
PERDIGÃO	Divisão 6777 Posto de Coleta Roque Gonzales	R$ 627.01	R$ -	Intangíveis - Software	Roque Gonzales	RS
PERDIGÃO	Divisão 6777 Posto de Coleta Roque Gonzales	R$ 5,823.87	R$ 783.00	Móveis e Utensílios	Roque Gonzales	RS
PERDIGÃO	Divisão 6777 Posto de Coleta Roque Gonzales	R$ 32,620.02	R$ 19,752.60	Instalações	Roque Gonzales	RS
PERDIGÃO	Divisão 6777 Posto de Coleta Roque Gonzales	R$ 222,857.83	R$ 15,445.34	Equipamentos	Roque Gonzales	RS
PERDIGÃO	Divisão 6783 Posto Coleta Bagé	R$ 45,743.06	R$ 43,913.34	Instalações	Bagé	RS
PERDIGÃO	Divisão 6785 Posto de Coleta Teófilo Otoni	R$ 12,273.70	R$ 264.00	Móveis e Utensílios	Teófilo Otoni	MG
PERDIGÃO	Divisão 6785 Posto de Coleta Teófilo Otoni	R$ 128,287.33	R$ 128,287.33	Terrenos	Teófilo Otoni	MG
PERDIGÃO	Divisão 6785 Posto de Coleta Teófilo Otoni	R$ 399,268.59	R$ 79,851.72	Instalações	Teófilo Otoni	MG
PERDIGÃO	Divisão 6785 Posto de Coleta Teófilo Otoni	R$ 615,338.61	R$ 42,860.31	Equipamentos	Teófilo Otoni	MG
PERDIGÃO	Divisão 6850 CD Teutônio	R$ 15,472.43	R$ 8,085.00	Móveis e Utensílios	Teutônia	RS
PERDIGÃO	Divisão 6850 CD Teutônio	R$ 19,974.82	R$ 3,499.00	Intangíveis - Software	Teutônia	RS
PERDIGÃO	Divisão 6850 CD Teutônio	R$ 64,788.00	R$ 64,788.00	Intangíveis - Marcas e Patentes	Teutônia	RS
PERDIGÃO	Divisão 6850 CD Teutônio	R$ 1,413,908.93	R$ 429,849.02	Equipamentos	Teutônia	RS
PERDIGÃO	Divisão 6850 CD Teutônio	R$ 2,218,498.09	R$ 1,879,043.74	Instalações	Teutônia	RS
PERDIGÃO	Divisão 6851 CD São Lourenço	R$ 1,436.16	R$ 977.00	Móveis e Utensílios	São Lourenço	MG
PERDIGÃO	Divisão 6851 CD São Lourenço	R$ 8,759.77	R$ 1,880.98	Equipamentos	São Lourenço	MG
PERDIGÃO	Divisão 6852 CD Santa Rosa	R$ 1,945.34	R$ 1,300.00	Móveis e Utensílios	Santa Rosa	RS
PERDIGÃO	Divisão 6852 CD Santa Rosa	R$ 141,988.17	R$ 108,762.56	Equipamentos	Santa Rosa	RS
PERDIGÃO	Divisão 6853 CD Três de Maio	R$ 65,963.50	R$ 65,963.50	Equipamentos	Três de Maio	RS
PERDIGÃO	Divisão 6854 CD Ijuí	R$ 6,957.46	R$ 4,452.77	Instalações	Ijuí	RS
PERDIGÃO	Divisão 6854 CD Ijuí	R$ 22,264.79	R$ 16,647.89	Equipamentos	Ijuí	RS
PERDIGÃO	Divisão 6861 CD Ravena	R$ 13,525.43	R$ 8,562.00	Móveis e Utensílios	Ravena	MG
PERDIGÃO	Divisão 6861 CD Ravena	R$ 25,400.60	R$ 8,897.39	Equipamentos	Ravena	MG
		R$ 7,192,395,413.69	R$ 4,247,640,806.18			

ATTACHMENT 3

1. VALUATION METHODOLOGY - INTANGIBLE ASSETS

The acknowledgment of importance of intangible assets in the world of business has been speedily growing, more and more companies have been trading in view of its off-balance assets.

The valuation study of intellectual property and intangible assets does not dispose itself to exactly determine a specific value, but to collect the largest potential number of data and information about the business and its market, which together, analyzed and modeled, allow appraiser to determine a probable number for the subject-matter under study, in view of specific features of situation and purpose studied.

All companies have a portfolio of assets, which are liable for the performance and continuation of operations, aiming at generating profits representing a satisfactory return on capital invested. Such assets are divided into three categories:

- Monetary assets - represented by net current capital, which is the difference between current assets (cash, short-term investments, invoices receivable, inventories, etc.) and current liabilities (suppliers, accounts payable, income tax, etc.)..
- Fixed assets (tangible assets) - are those, which can be swapped, that is to say, they have a physical existence. They include machinery and equipment, land, vehicles, real properties, amongst others;
- Intangible assets and intellectual property -intangible assets are those, which do not have a physical existence, but they provide rights and privileges to their owners. They are mainly represented by client portfolio, agreements, and relationship with clients, franchising, etc. The intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as its owner is protected by law against third parties illegal exploration of intellectual property.

All approaches for assets valuation start from the swap principle. Such principle presumes that a prudent buyer will not pay for a property with higher value than the acquisition cost of a swap property with same usefulness.

From the swap principle, three types of approaches are defined, which can be used to determine the value of an intangible asset. For each valuation, the most appropriate approach shall be chosen, however they can be used jointly. They are:

- Market approach - it aims at comparing the asset under analysis with other similar asset recently sold or under offer;

- Cost approach - it measures the investment necessary to reproduce a similar assets, which shows an identical capacity to generate benefits;

- Income approach - it defines the asset value as being the current value of future benefits resulting from its property right.

In the specific case of valuation of SADIA and PERDIGÃO trademarks, a derivation of income approach was chosen as methodology, recommended when the industry has payment of royalties as a common practice. Such approach, known as relief-from-royalty approach, is based on the incremental cash flow after taxes derived from the fact the company is not required to pay royalties to third parties for the utilization of a certain trademark. As there is a worldwide and active market of royalties, then it is possible to dissociate the trademarks value from other less explicit intangible assets, which participate in the generation of company cash, such as goodwill. The market value (fair value) of trademark then can be attributed to the cash flow generated by such economies, carried to the present value through a discount rate representing the associated risk. Since trademarks do not have a measurable life, perpetuity to the cash flow is also added.

DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed by both own capital, which will require a higher yield when compared to a standard risk investment, and third-parties capital.

Such rate is calculated by the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of capital structure components market value (own and third-parties capital), as described below.

discount rate	WACC = (Re x We) + Rd (1 -t) x Wd
Re =	cost of own capital
Rd =	cost of third-parties capital
We =	percentage of own capital in the capital structure
Wd =	percentage of third-parties capital in the capital
T =	company's income tax and social contribution

Cost of own capital	Re = Rf + beta*(Rm – Rf) + Rp
Rf	Risk-free rate - it is based on US Treasury annual interest rate for 30-year bonds, net of the US long-term inflation
Rp	Country Risk - it represents the risk of investing in an asset in a specific country when compared to a similar investment in a country deemed as safe.
Rm	Market Risk - it measures the appreciation of a fully diversified stock portfolio for a 30-year period
Beta	It adjusts the market risk to the risk of a specific industry
beta alavancado	It adjusts the industry beta for risk of a company.

Cost of third parties capital	Rd = Rf (*) + alfa + Rp
Rf (*)	Risk-free rate - it is based on US Treasury annual interest rate for 10-year bonds, net of the US long-term inflation
Alfa	Specific Risk - It represents the risk of investing in the company under analysis.

2. VALUATION OF SADIA'S TRADEMARKS

Pursuant to methodology previously described, portfolios or families of SADIA's trademarks were selected, which are the following:

- SADIA
- QUALY
- REZENDE
- OTHERS

Premises adopted for the projection of cash flow generated by royalties economies (Attachment 1), in accordance with methodology used, are detailed in chart below:

PROJECTION PREMISES – SADIA'S TRADEMARKS:

PARAMETER	PREMISES	LOGIC
ROYALTY	• A 2% rate p.a. was applied on Net Operating Revenue.	• Under a conservative view, royalties vary from 0,5% to 5,0% over NOR in the processed food sector. Was chosen a 2% value according to current rates and extra official informations from manufacturers (Information judicially protected).
SALES VOLUME	• Sales volume was projected for each one of the segments in which SADIA performs with a decrease of 2% in the sales volume of YEAR 1, and no growth in the rest of the projection period: SADIA, QUALY, REZENDE e OUTROS. • SADIA: maintained a 68, 73% market share of 2008's sales volume for the entire projection period. • QUALY: maintained a 6,11% market share of 2008's sales volume for the entire projection. • REZENDE: maintained a 8, 08% market share of 2008's sales volume for the entire projection period. • OUTROS: maintained a 17,08% market share of 2008's sales volume for the entire projection period.	• Recovery of consumer market in Brazil, with economy upturn, stabilizing after 2010.
NET PRICE OF SALES	• It was calculated the net price of sales from the net operating revenue over the specific volume for each family brand, with no growth of price for the entire projection period.	• It was considered constant fixed currency prices for the projection.
NET OPERATING REVENUE (NOR)	• NOR is the volume of sales in each segment multiplied by net price. For the purposes of this analysis, real price increases were not considered (cash flow	• The concept of constant currency simplifies calculations and meets valuation scope.

	projected in constant currency).	
NOR -OWN TRADEMARKS	• For NOR projected in each segment, market share related to own trademarks was applied.	• To segregate only NOR arising from own trademarks, subject-matter of this analysis.
ROYALTIES SAVINGS	• NOR of each trademark x 2.0% x (1 -34%) - which is income tax + social contribution rate applicable.	• Demonstration of economies generated by each trademark.

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology- *Weighted Average Cost of Capital*, model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 11.9% p.a.

TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.0%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each own trademark:

TOTAL VALUE OF SADIA'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.9%
Sadia	R$	895,126
Qualy	R$	66,386
Rezende	R$	85,867
Outros	R$	128,851
TOTAL VALUE OF SADIA'S BRANDS	R$	1,176,230

3. VALUATION OF PERDIGÃO'S TRADEMARKS

Pursuant to methodology previously described, portfolios or families of PERDIGÃO's trademarks were selected, which are the following:

- PERDIGÃO
- BATAVO
- PERDIX
- ELEGÊ
- OTHERS

PROJECTION PREMISES – PERDIGÃO'S TRADEMARKS

PARAMETER	PREMISES	LOGIC
ROYALTY	• A 2% rate p.a. was applied on Net Operating Revenue.	• Under a conservative view, royalties vary from 0,5% to 5,0% over NOR in the processed food sector. Was chosen a 2% value according to current rates and extra official informations from manufacturers (information judicially protected).
SALES VOLUME	• Sales volume was projected for each one of the segments in which PERDIGÃO performs with a decrease of 2% in the sales volume of YEAR 1, and no growth in the rest of the projection period: PERDIGÃO, BATAVO, CHESTER, PERDIX, BECEL, ELEGÊ e COTOCHÉS. • PERDIGÃO: maintained a 25,07% market share of 2008's sales volume for the entire projection period. • BATAVO: maintained a 12,50% market share of 2008's sales volume for the entire projection period. • PERDIX: maintained a 35,21% market share of 2008's sales volume for the entire projection period. • ELEGÊ: maintained a 25,14% market share of 2008's sales volume for the entire projection period. • OTHERS: maintained a 2,08% market share of 2008's sales volume for the entire projection period.	• Recovery of consumer market in Brazil, with economy upturn, stabilizing after 2010.
NET PRICE OF SALES	• It was calculated the net price of sales from the net operating revenue over the specific volume for each family brand, with no growth of price for the entire projection period. •	• It was considered constant fixed currency prices for the projection.

NET OPERATING REVENUE (NOR)	• NOR is the volume of sales in each segment multiplied by net price. For the purposes of this analysis, real price increases were not considered (cash flow projected in constant currency).	• The concept of constant currency simplifies calculations and meets valuation scope.
NOR -OWN TRADEMARKS	• For NOR projected in each segment, market share related to own trademarks was applied.	• To segregate only NOR arising from own trademarks, subject-matter of this analysis.
ROYALTIES SAVINGS	• NOR of each trademark x 2.0% x (1 -34%) - which is income tax + social contribution rate applicable.	• Demonstration of economies generated by each trademark.

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology- *Weighted Average Cost of Capital*, model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 11.9% p.a.

TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.0%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each own trademark:

TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.1%
Perdigão	R$	412,818
Batavo	R$	128,757
Perdix	R$	578,741
Elegê	R$	181,852
Others	R$	25,220
TOTAL VALUE OF PERDIGÃO'S BRANDS	R$	1,327,388

PROJECTIONS		YEAR 0	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
SADIA		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Consolidated (total ton)		2,545,169	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266
	Products	2,545,169	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266
	growth		-2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Market share (per group)												
	Sadia	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%	68.73%
	Quely	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%	6.11%
	Rezende	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%	8.08%
	Outros	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%	17.08%
Sales (ton)		2,545,169	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266	2,494,266
	Sadia	1,749,251	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266	1,714,266
	Quely	155,567	152,456	152,456	152,456	152,456	152,456	152,456	152,456	152,456	152,456	152,456
	Rezende	205,573	201,462	201,462	201,462	201,462	201,462	201,462	201,462	201,462	201,462	201,462
	Outros	434,778	426,082	426,082	426,082	426,082	426,082	426,082	426,082	426,082	426,082	426,082
Net price of sales (R$ thousands/ton)												
	Sadia	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7	$4.7
	Quely	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9
	Rezende	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8	$3.8
	Outros	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7
	growth		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NET OPERATING REVENUES (=) R$ thousands		**$10,785,956**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**
Own Brands - participation on NOR (%)		*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*
	Sadia	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%	76.1%
	Quely	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
	Rezende	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%	7.3%
	Outros	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Own Brands - participation on NOR - R$ thousands		**$10,785,956**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**	**$10,509,837**
	Sadia	$8,223,460	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990	$8,010,990
	Quely	$609,003	$597,605	$597,605	$597,605	$597,605	$597,605	$597,605	$597,605	$597,605	$597,605	$597,605
	Rezende	$768,695	$773,076	$773,076	$773,076	$773,076	$773,076	$773,076	$773,076	$773,076	$773,076	$773,076
	Outros	$1,183,798	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075	$1,160,075

LICENSOR	LICENSEE	LICENSEE BUSINESS	BRANCH OF ACTIVITY	ROYALTY RATE (% REVENUES)
Atlas International Food and Equipment Co. Inc.	Mexican Foods Inc. and Sparta Foods Inc.	Preparação de alimentos e produtos semelhantes	Food	entre 2% e 3%
Bestfoods	Hibernia Foods PLC	Congelados	Food	5%
Olympia Dukakis	Famous Fixings Inc	Mercearias e produtos relacionados	Food	5%
RSPCA Australia	Pastoral Pork Company	n/a	Food	2%
Cannon Pack Enterprises Inc.	Momentum Food Services Inc.	Atacado de Alimentos	Food	0.5%
Land O' Lakes Inc.	Delicious Cookie Company Inc.	Mercearias e produtos relacionados	Food	3.0%
Conagra	Armour-dial Inc.	Venda de Produtos Alimentícios	Food	1.5%
			TAXA APLICADA	**2.0%**

NOR - OWN BRANDS R$ thousands		YEAR 0 2008	YEAR 1 2009	YEAR 2 2010	YEAR 3 2011	YEAR 4 2012	YEAR 5 2013	YEAR 6 2014	YEAR 7 2015	YEAR 8 2016	YEAR 9 2017	YEAR 10 2018
NOR - OWN BRANDS		**10,805,955.9**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**	**10,509,836.8**
	Sadia	8,223,467.5	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2	8,058,998.2
	Qualy	609,883.0	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3	597,685.3
	Rezende	788,855.4	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3	773,078.3
	Outros	1,183,749.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9	1,160,074.9
Royalties Savings - after tax		**142,638.6**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**	**139,785.8**
	Sadia	108,549.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8	106,378.8
	Qualy	8,050.5	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4	7,889.4
	Rezende	10,412.9	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6	10,204.6
	Outros	15,625.5	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0	15,313.0

DISCOUNT RATE CALCULATION (*BLENDED*)

CAPITAL STRUCTURE		
EQUITY	60%	0.0%
DEBT	40%	0.0%
EQUITY + DEBT	100%	0.0%

COST OF SHAREHOLDERS' EQUITY	
RISK-FREE RATE (Rf)	3.56%
BETA d	0.76
BETA r	1.09
RISK PREMIUM (Rm - Rf)	7.44%
BRAZIL RISK PREMIUM	4.25%
Re (=)	**15.92%**

DEBT COST	
RISK-FREE RATE (Rf*)	2.71%
SPECIFIC RISK (ALPHA)	2.00%
BRAZIL RISK PREMIUM	4.25%
Rd (=)	**8.96%**

WACC	
COST OF SHAREHOLDERS' EQUITY	15.9%
DEBT COST	9.0%
NOMINAL DISCOUNT RATE (=)	**11.9%**

TOTAL VALUE OF SADIA'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.9%
Sadia	R$	895,126
Qualy	R$	66,386
Rezende	R$	85,867
Outros	R$	128,851
TOTAL VALUE OF SADIA'S BRANDS	R$	1,176,230

PROJECTIONS		YEAR 0	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
PERDIGÃO		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Consolidated (total ton)		3,162,234	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597
	Products	3,162,234	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597
	growth		-2.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%
market share (per group)												
	Perdigão	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%	25.07%
	Batavo	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%
	Perdix	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%	35.21%
	Elegê	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%	25.14%
	Others	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%
sales (ton)		3,162,234	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597	3,099,597
	Perdigão	792,940	777,082	777,082	777,082	777,082	777,082	777,082	777,082	777,082	777,082	777,082
	Batavo	395,235	387,350	387,350	387,350	387,350	387,350	387,350	387,350	387,350	387,350	387,350
	Perdix	1,112,741	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466	1,091,466
	Elegê	795,111	779,209	779,209	779,209	779,209	779,209	779,209	779,209	779,209	779,209	779,209
	Others	65,207	64,490	64,490	64,490	64,490	64,490	64,490	64,490	64,490	64,490	64,490
Net price of sales (R$ thousands/ton)												
	Perdigão	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5
	Batavo	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8
	Perdix	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5	$4.5
	Elegê	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0
	Others	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3	$3.3
	growth		-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%	-0.0%
NET OPERATING REVENUES (+) R$ thousands		$11,315,050	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169
Own Brands - participation on NOR (%)		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	Perdigão	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%
	Batavo	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%	9.7%
	Perdix	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%	43.6%
	Elegê	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%
	Others	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%
Own Brands - participation on NOR - R$ thousands		$11,315,050	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169	$11,165,169
	Perdigão	$3,540,252	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340	$3,472,340
	Batavo	$1,105,124	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021	$1,083,021
	Perdix	$4,967,361	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074	$4,860,074
	Elegê	$1,560,045	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628	$1,529,628
	Others	$216,468	$212,158	$212,158	$212,158	$212,158	$212,158	$212,158	$212,158	$212,158	$212,158	$212,158

LICENSOR	LICENSEE	LICENSEE BUSINESS	BRANCH OF ACTIVITY	ROYALTY RATE (% REVENUES)
Atlas International Food and Equipment Co. Inc.	Mexican Foods Inc. and Sparta Foods Inc.	Preparação de alimentos e produtos semelhantes	Food	entre 2% e 3%
Bestfoods	Hibernia Foods PLC	Congelados	Food	5%
Olympia Dukakis	Famous Fixings Inc	Mercearias e produtos relacionados	Food	5%
RSPCA Australia	Pastoral Pork Company	n/a	Food	2%
Cannon Pack Enterprises Inc.	Momentum Food Services Inc.	Atacado de Alimentos	Food	0.5%
Land O' Lakes Inc.	Delicious Cookie Company Inc.	Mercearias e produtos relacionados	Food	3.0%
Conagra	Armour-dial Inc.	Venda de Produtos Alimenticios	Food	1.5%
			TAXA APLICADA	**2.0%**

NOR - OWN BRANDS		YEAR 0	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
R$ thousands		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
NOR - OWN BRANDS		**11,393,029.8**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**	**11,165,169.2**
	Perdigão	3,543,232.3	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6	3,472,367.6
	Batavo	1,105,123.9	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4	1,083,021.4
	Perdix	4,967,361.0	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8	4,868,013.8
	Elegê	1,560,845.1	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2	1,529,628.2
	Others	216,467.6	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2	212,138.2
Royalties Savings - after tax		**150,388.0**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**	**147,380.2**
	Perdigão	46,770.7	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3	45,835.3
	Batavo	14,587.6	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9	14,295.9
	Perdix	65,569.2	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8	64,257.8
	Elegê	20,603.2	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1	20,191.1
	Others	2,857	2,800	2,800	2,800	2,800	2,800	2,800	2,800	2,800	2,800	2,800

DISCOUNT RATE CALCULATION (*BLENDED*)

CAPITAL STRUCTURE		
EQUITY	60%	0.0%
DEBT	40%	0.0%
EQUITY + DEBT	100%	0.0%

COST OF SHAREHOLDERS' EQUITY	
RISK-FREE RATE (Rf)	3.56%
BETA d	0.76
BETA r	1.09
RISK PREMIUM (Rm - Rf)	7.44%
BRAZIL RISK PREMIUM	4.25%
Re (=)	**15.92%**

DEBT COST	
RISK-FREE RATE (Rf*)	2.71%
SPECIFIC RISK (ALPHA)	-1.00%
BRAZIL RISK PREMIUM	4.25%
Rd (=)	**5.96%**

WACC	
COST OF SHAREHOLDERS' EQUITY	15.9%
DEBT COST	6.0%
NOMINAL DISCOUNT RATE (=)	**11.1%**

TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands)		
perpetuity growth rate		0.0%
discount rate (p.a.)		11.1%
Perdigão	R$	412,818
Batavo	R$	128,757
Perdix	R$	578,741
Elegê	R$	181,852
Others	R$	25,220
TOTAL VALUE OF PERDIGÃO'S BRANDS	R$	1,327,388

ATTACHMENT 4





1Q09

Data on May/13/2009

Sadia ON (SDIA3) = R$ 5.54/share

Sadia PN (SDIA4) = R$ 4.50/share

Sadia ADR (SDA) = US$ 6.40

(1 ADR = 3 shares)

Sadia Latibex (XSDI) = € 4.76

Market Value - Bovespa

R$ 3.1 billion

US$ 1.5 billion

Conference Calls

Portuguese

May 15, 2009 – Time: 9:00 a.m. (Brasilia time) 8:00am (ET)

English

May 15, 2009 – Time: 12:00 noon (Brasilia time) 11:00am (ET)

Telephones for Connection:

Brazil: (11) 4688-6301

USA: (1 800) 860-2442

Other Countries: (1 412) 858-4600

Webcast: http://ri.sadia.com.br

Investor Relations

Welson Teixeira Junior
Investor Relations Director
Phone: +55 11 2113-3047

Christiane Assis
Phone: +55 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: +55 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Melissa Schleich
Phone: +55 11 2113-1565
melissa.schleich@sadia.com.br

Sônia Biajoli
Phone: +55 11 2113-3686
sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com.br

FIRB

Ligia Montagnani
IR Consultant
Phone: (11) 3897-6405
Ligia.montagnani@firb.com

*São Paulo - May 14, 2009 - **SADIA S.A.** (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the first quarter of 2009 (1Q09). The Company's operating and financial information are presented in thousands of reais, except where indicated otherwise, based on consolidated figures and in compliance with corporate legislation. In this release, all comparisons are made in relation to the same period in 2008 (1Q08), except where otherwise specified.*

"Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This performance is mostly related to the domestic market increases in both volume and price. The domestic sales increased 10.3% and the average price was 8.9% higher than 1Q08. In the export market, sales dropped 10.5% in relation to the same period last year. Due to credit shortage, importers have reverted to reducing greatly their inventories, which has affected Brazilian exports in the sector. Redirecting products to the domestic market has partly compensated the loss of external sales and contributed to strengthen and expand the presence of Sadia brands in Brazil, including the increase of market share in frozen and refrigerated products. Sadia's first quarter results, however, suffered from the impact of an atypical set of adjustments made in the chain of values due to the global economic crisis. Recently, though, we have felt symptoms of a slight recovery in the external markets, especially in Europe, and we believe that, beginning in the next quarter, exports should reverse the trend of 1Q09. These reasons provide support and confidence to the Company's decision of maintaining the EBITDA margin forecast between 8% and 10% this year. Another extraordinary factor that affected the company's result was the start up of operations at the new industrial units that are a part of the record investment program carried out in 2008. Production costs in these factories tend to be higher in the early stage, which has contributed to increase non-recurring costs in the first quarter of this year. The beginning of operations, on the other hand, in new regions such as Vitória de Santo Antão in the "Zona da Mata" area of Pernambuco and in Lucas do Rio Verde (MT), the Company's largest factory in Brazil, opens new perspectives of sustainable expansion in line with our strategic objectives. We are pleased to share the results of the annual survey conducted by Reputation Institute and published on the Forbes Magazine website, according to which Sadia now integrates a group of 17 companies with excellent reputation worldwide. The ranking of the Top 200 companies in reputation is based on a survey carried out in 32 countries, involving the 600 largest companies in the world. Sadia was placed fifth in the ranking of the most respected companies in the world and its Products & Services and Innovation are the aspects that contributed the most to Sadia's positive perception. Despite the persistence of the global crisis, initiatives adopted by the Company to face the new challenges coming from the economic scenario, in addition to the anti-cyclic characteristics of the food sector, reinforce our firm belief that, still during this year, performance will get back on a positive track."

Gilberto Tomazoni
Chief Executive Officer

HIGHLIGHTS – R$ thousand

	1Q08	1Q09	1Q09/ 1Q08
Gross Operating Revenue	**2,587,283**	**2,862,535**	**10.6%**
Domestic Market	1,387,507	1,702,361	22.7%
Export Market	1,199,776	1,160,174	-3.3%
Net Operating Revenue	**2,274,529**	**2,458,133**	**8.1%**
Gross Profit	538,296	386,237	-28.2%
Gross Margin	23.7%	15.7%	
EBIT	**133,777**	**(58,566)**	**0.0%**
EBIT Margin	5.9%	-2.4%	
Net Income	**248,266**	**(239,196)**	
Net Margin	10.9%	-9.7%	
EBITDA	**256,937**	62,502	-75.7%
EBITDA Margin	11.3%	2.5%	
Exports / Gross Revenue	**46.4%**	**40.5%**	

GROSS OPERATING REVENUE - R$ million


TOTAL
DOMESTIC MARKET
EXPORT MARKET
7,317
8,328
7,940
9,910
12,192
2,587
2,863
10.6%
55%
45%
51%
49%
51%
49%
56%
44%
54%
46%
54%
46%
59%
41%
2004
2005
2006
2007
2008
1Q08
1Q09

Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This increase was mostly due to the performance of the domestic market that recorded a sales increase in volume and price.

Revenue from processed products reached R$ 1.5 billion in 1Q09, which is 17.6% higher than the same period in 2008. This amount corresponds to 51.5% of Sadia's consolidated revenue and is a result of the efforts made by the sales teams at the points-of-sale and the strength of the brand.

The greatest concentration of the Company's sales in the domestic market was record high and reached 59.5% of total sales and the equivalent to 53.1% of the total volume with growth in all segments where Sadia operates. The performance in the external market, however, dropped mainly due to the impacts of the global economic-financial crisis.

The total volume of sales decreased 0.5% in 1Q09 and totaled 530,000 metric tons. While the domestic market increased 10.3%, the external market decreased 10.5%.

SALES

	1Q08	1Q09	1Q09/ 1Q08
Tons	533,151	530,310	-0.5%
Processed Products	243,101	255,084	4.9%
Poultry	243,134	228,800	-5.9%
Pork	33,070	36,593	10.7%
Beef	13,846	9,833	-29.0%

R$ thousand	2,587,283	2,862,535	10.6%
Processed Products	1,254,098	1,474,276	17.6%
Poultry	989,018	931,792	-5.8%
Pork	159,843	181,671	13.7%
Beef	78,261	60,192	-23.1%
Other	106,063	214,604	102.3%

The processed products segment was responsible for 48.1% of the volume and 51.5% of Sadia's revenue, which totaled R$ 1,474.3 million. Increases in this segment were 4.9% in volume, 12.0% in the average price and consequently 17.6% in revenue. This result reflects the Company's sales actions, which includes a mix of products with higher added value.

The poultry segment accounted for 43.1% of total volume sold by the Company and was responsible for 32.6% of total revenues of R$ 931.8 million. Volumes in this segment recorded a drop of 5.9% and income dropped 5.8% in 1Q09 in relation to 1Q08 due to the imbalance between supply and demand for this protein in the external market and the world credit crisis. The average price remained stable for the comparable quarter.

Pork meat sales volume grew 10.7% from 1Q08 and the average price was 2.7% higher. Because of this, gross income grew 13.7% in 1Q09 and totaled R$ 181.7 million. The Company was able to supply a stable demand for this protein and reached the quarterly average sales level of 36 thousand metric tons.

The beef segment showed a decrease of 29.0% in sales volume, which was partly compensated by the 8.3% average price increase. Revenues here totaled R$ 60.2 million, 23.1% less than 1Q08.

GROSS OPERATING REVENUE


1Q08
R$ 2.6 billion
Beef
Other
Suínos
Processed Products
3%
4%
6%
Whole Poultry
16%
48%
23%
Poultry Cuts


1Q09
R$ 2.9 billion
Other
Beef
Processed Products
Pork
2%
7%
6%
Whole Poultry
13%
52%
20%
Poultry Cuts

Sales

Tons	1Q08	1Q09	1Q09/ 1Q08
Domestic Market	**255,222**	**281,592**	**10.3%**
Processed Products	214,128	231,069	7.9%
Poultry	27,070	32,813	21.2%
Pork	9,864	13,394	35.8%
Beef	4,160	4,316	3.8%
Export Market	**277,929**	**248,718**	**-10.5%**
Processed Products	28,973	24,015	-17.1%
Poultry	216,064	195,987	-9.3%
Pork	23,206	23,199	0.0%
Beef	9,686	5,517	-43.0%
Total	**533,151**	**530,310**	**-0.5%**

R$ thousand	1Q08	1Q09	1Q09/ 1Q08
Domestic Market	**1,387,507**	**1,702,361**	**22.7%**
Processed Products	1,118,324	1,335,427	19.4%
Poultry	107,734	130,212	20.9%
Pork	48,402	65,006	34.3%
Beef	16,535	20,814	25.9%
Other	96,512	150,902	56.4%
Export Market	**1,199,776**	**1,160,174**	**-3.3%**
Processed Products	135,774	138,849	2.3%
Poultry	881,284	801,580	-9.0%
Pork	111,441	116,665	4.7%
Beef	61,726	39,378	-36.2%
Other	9,551	63,702	567.0%
Total	**2,587,283**	**2,862,535**	**10.6%**

Domestic Market

The volume sold in the domestic market grew 10.3% in 1Q09 and revenues totaled R$ 1.7 billion, an increase of 22.7%. The average price practiced was 8.9% higher than 1Q08. This performance reflects, among other factors, the constant drive towards better operating margins while improving the mix of products sold. The economic and credit crisis had little impact on Sadia's performance in the internal market.

The increase of 7.9% in the volume sold of processed products further consolidates the Company's presence in this segment. Gross revenue grew 19.4% and totaled R$ 1.3 billion in 1Q09, which is equivalent to 78.5% of the Company's total revenue. The highlights of this segment were the sales of refrigerated products, mainly bologna and frankfurters, as well as frozen products such as hamburgers and breaded meats. The average price practiced increased 10.7% in relation to 1Q08 mostly due to the pass-through of part of the increase with raw materials, which impacted costs.

The directing of poultry sales to the domestic market resulted in a 21.2% increase in the volume sold and a growth of 20.9% in the revenue generated by this segment, which totaled R$ 130.2 million. The average price of this protein had a slight drop of 0.3%.

Physical sales of pork, which was also impacted by being redirected to the domestic market, increased 35.8%. Revenues generated by this segment increased 34.3% and reached R$ 65.0 million in 1Q09, while the average prices charged reduced slightly by 1.2%.

Physical sales of beef evolved 3.8% and the revenue increased 25.9%, reaching R$ 20.8 million in the 1Q09. Average prices charged in this segment were 21.4% higher than 1Q08.

Gross Operating Revenue - Domestic Market



1Q08
R$ 1.4 billion
Beef 1%
Other
Pork
Whole Poultry
Poultry Cuts
7%
4%
5%
81%
Processed Products
1Q09
R$ 1.7 billion
Other
Beef 1%
Pork
Whole Poultry
Poultry Cuts
9%
4%
3%
5%
78%
Processed Products

Average Prices - R$/Kg - Domestic Market



Processed Products
5.22
5.64
5.62
6.11
5.78
10.7%
Poultry
3.98
4.41
4.39
5.53
3.97
0.3%
Pork
4.91
5.43
5.87
6.25
4.85
1.2%
Beef
3.97
5.78
5.15
6.05
4.82
21.4%
1Q08 2Q08 3Q08 4Q08 1Q09

Export Market

Sadia's performance in the external market followed the sector's trend and was not very favorable in 1Q09 in comparison with 1Q08. Physical sales dropped 10.5%, mostly due to the global economic-financial crisis and credit restriction in the markets of Asia and Eurasia. Gross revenue in this market totaled R$ 1.2 billion, a drop of 3.3% in relation to 1Q08. Average prices in reais increased 3.0% in relation to 1Q08. The regions that imported Sadia products the most were the Middle East and Europe with growths similar to the ones recorded in 1Q08.

Poultry sales volume fell 9.3% mainly due to the Company's distributor in Saudi Arabia having financial difficulties. Despite this, the poultry segment maintained its position of highest participation in revenue in the Company's external market, 69.1% in 1Q09 and 73.5% in 1Q08, reaching a sum of R$ 801.6 million. The products impacted the most were whole poultry. Another factor that contributed to the decrease in physical sales was stronger external competition in product sales due to high inventory levels in the sector. The average prices practiced in this segment showed to be stable in reais with a 0.2% variation in 1Q09, but a drop of 35.0% in dollar terms.

Despite the drop of 17.1% in the volume sold of processed products, the period ended with an increase of 2.3% in gross revenues for a total of R$ 138.8 million. The reason for this is that prices charged in reais increased 23.2%. There was a drop during the period of 9.8% for prices in dollars.

The volume sold in the pork segment remained stable in relation to 1Q08 due in part to the drop in demand from countries such as Ukraine and for the increase in sales to other countries such as Angola. Gross revenues from this protein increased 4.7%, totaling R$ 116.7 million. In relation to 1Q08, the average price increased 4.8% in reais while in dollars there was a decrease of 29.0%.

The beef segment was the one most affected by the decrease in the Company's export demand. The volume sold fell 43.0% and revenue generation, which totaled R$ 39.4 million, had a drop of 36.2%. The average prices charged in reais, however, increased 12.1%, while the prices in dollars fell 20.7%.

Gross Operating Revenue - Export Market


1Q08
R$ 1.2 billion
Other 1%
Beef 5%
Pork 9%
Processed Products 11%
Whole Poultry 32%
Poultry Cuts 42%
1Q09
R$ 1,2 billion
Other 6%
Beef 3%
Pork 10%
Processed Products 12%
Whole Poultry 26%
Poultry Cuts 43%

Average Prices - R$/Kg - Export Market


Processed Products
23.2%
4.69
4.74
5.03
5.72
5.78
Average Dollar
1Q09/1Q08 35.3%
1Q09/4Q08 -3.5%
Poultry
0.2%
4.08
4.23
4.12
4.91
4.09
Pork
4.8%
4.80
5.64
5.88
6.92
5.03
Beef
12.1%
6.37
6.17
6.68
7.54
7.14
1Q08 2Q08 3Q08 4Q08 1Q09

Exports By Region


1Q08
R$ 1.2 billion
Americas
17%
Middle East
26%
Eurasia
15%
24%
18%
Europe
Asia
1Q09
R$ 1.2 billion
Americas
15%
Middle East
31%
Eurasia
8%
16%
Asia
30%
Europe

The main regions that imported the Company's products in 1Q09 were the Middle East, represented in part by the increase in sales of poultry and pork in Africa, and Europe with higher sales volumes of poultry. These regions also presented the largest evolutions in revenues when compared to the same quarter for the previous year.

Net Operating Revenue

Sadia's consolidated net revenue was R$ 2.5 billion in 1Q09, an evolution of 8.1% in relation to 1Q08. The main actions that brought about this performance were the pricing policies adopted in the domestic market especially related to processed products.

Gross Profit

Gross profit totaled R$ 386.2 million at the end of 1Q09 and corresponded to a drop of 28.2% in relation to the same period during the previous year and is equivalent to an 8-percentage point decrease in the gross margin when compared to last year's first quarter. This performance resulted mainly from the increase of 19.3% in the costs of the products sold due to the variation in grain prices (corn and soybeans). Other factors that affected costs negatively in 1Q09 were the technical stoppages that took place between January and February on the poultry line and the costs associated with starting-up activities (ramp-up costs) in the Vitória de Santo Antão and Lucas do Rio Verde units. These non-recurring fixed costs were not diluted because volumes to the external market were weak, which ended up impacting the gross profit.

Operating Result

The relation between operating expenses—selling, general, administrative and other expenses—and net income went from 17.8% in 1Q08 to 18.1% in 1Q09. The depreciation of the Brazilian Real against the US dollar along with the addition of the Lucas do Rio Verde factory to Sadia's logistics were the main reasons for the increase in the relation between operating expenses and net income.

Selling expenses totaled R$ 413.8 million in 1Q09, 16.4% more than in 1Q08. There was an increase of 1.2 percentage points in relation to these expenses with net income, which went from 15.6% in 1Q08 to 16.8% in 1Q09. This is explained by the increase in freight with the operations in the Lucas do Rio Verde factory.

General and administrative expenses totaled R$ 33.5 million in 1Q09. They represented an increase of 7.6% due to costs related to adjustments in the administrative framework in relation to the same period of 2008. Its relation to net revenue remained at 1.4%.

The Company ended up with an operating loss before financial expenses and equity pickup (EBIT) of R$ 58.6 million in 1Q09 while 1Q08 showed a profit of R$ 133.8 million.

Earnings before interest, taxes, depreciations and amortizations (EBITDA) in 1Q09 totaled R$ 62.5 million, a 75.7% drop in relation to 1Q08. The EBITDA margin reached 2.5% and represented a reduction of 8.8 percentage points when compared to 1Q08, mostly due to the following non-recurring events: technical stoppages and elimination of breeders in January and February, ramp-up costs in the Lucas do Rio Verde and Vitória de Santo Antão units and the sell down of inventory at higher grain prices.


EBITDA - R$ million
EBITDA Margin
843
896
658
1,172
1,164
257
63
13.4%
12.2%
9.6%
13.5%
10.9%
11.3%
2.5%
2004
2005
2006
2007
2008
1Q08
1Q09

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING		
	1Q08	1Q09
EBIT	133,777	-58,566
(+)DEPRECIATION/AMORTIZATION	97,390	120,068
(+)EMPLOYEE PROFIT SHARING	23,113	391
(+)NON RECURRENT RESULTS	2,657	609
EBITDA	256,937	62,502
EBITDA MARGIN	11.3%	2.5%

Financial Result

	1Q08	1Q09
Interest	(30.9)	(122.9)
Net Results of Investment Funds	0.0	(54.5)
Foreign Currency Exchange Variation on Assets and Liabilities	36.5	(71.2)
Exchange variations on derivatives	83.9	0.0
Others	0.6	(11.4)
NET FINANCIAL RESULTS	**90.2**	**(260.0)**

Sadia's net financial result was negative R$ 260 million in 1Q09 against a positive R$ 90.2 million in 1Q08.

The largest financial expense, R$ 122.9 million, refers to interest payments on loans and the next highest was the non-cash expense of R$ 71.2 million due to the Company's gain and loss variations in foreign currency.

The amount of outstanding contracts relating to foreign exchange derivatives indexed to the U.S. dollar and their notionals and mark to market are shown in the next page. The results of these derivative instruments have already been accounted for in the income statement on December 31,2008 according to Law 11638.

	"NOTIONAL" US$ mm	Mark-to-Market R$ mm
Short USD, NDF, Target Forward, Short USD call options	(1,831.7)	(963.8)
Long USD, NDF, Target Forward, Long USD call options	1,684.2	187.1
Net-Short USD	(147.5)	(776.8)

The maturities of future currency contracts and U.S. dollar options, long and short positions, as well as the corresponding considerations of the outstanding transactions at the base date of March 31, 2009 are disclosed in the Financial Notes No. 23.

Indebtedness - R$ Millions

	ASSETS	LIABILITIES	NET DEBT
SHORT TERM	**2,428.6**	**5,668.5**	**3,239.9**
Local Currency	818.8	1,797.5	978.7
Foreign Currency	1,609.8	3,871.0	2,261.2
LONG TERM	**159.9**	**3,734.9**	**3,574.9**
Local Currency	159.9	1,116.7	956.8
Foreign Currency	0.0	2,618.1	2,618.1
NET FINANCIAL INDEBTEDNESS	**2,588.6**	**9,403.4**	**6,814.8**

The Company ended 1Q09 with net financial indebtedness of R$ 6.8 billion, represented by various financing modes. In order to equate the current equity and financial status caused by the increase in financial indebtedness, the Management has been seeking to structure its short-term financial liabilities. The main negotiations are as follows:

- The advances on export contracts (ACC), in the amount of R$ 2.1 billion, are being negotiated with the creditor banks and the amounts with maturities in April and May in the amount of R$ 625.0 million were renegotiated for a period of 120 and 360 days at market rates.
- In the financing lines for exports referring to the export credit note - NCE in the amount of R$ 1.2 billion with the maturity date concentrated in September, 2009 the amount of R$ 35.0 million was renegotiated for a term of 180 days.
- The Company closed the financing contract with Banco do Nordeste in an approved amount of R$ 244.4 million for a term of 12 years with a four-year grace period. The disbursement schedule forecasts R$ 161.8 million in May, 2009, R$ 44.2 million in June, and R$ 38.4 million in August. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with the Company´s own resources.



NET DEBT TO EBITDA*
UPPER LIMIT
2x EBITDA
1.0
1.6
1.7
1.7
1.4
1.1
1.0
1.5
1.8
3.3
5.8
7.2
R$ 1,900
BOTTOM LIMIT
1x EBITDA
R$ 950
J06 M06 M06 J06 S06 N06 J07 M07 M07 J07 S07 N07 J08 M08 M08 J08 S08 N08 J09 M09
* Last 12 months

Net/Loss Income

Sadia had a net loss of R$ 239.2 million in the 1Q09 and for the same period last year a profit of R$ 248.3 million was recorded.



439
657
377
768
248
7.0%
9.0%
5.5%
8.8%
10.9%
-9.7%
-23.2%
2004
2005
2006
2007
2008
1Q08
1Q09
(239)
(2,485)
NET INCOME - R$ million
Net Margin

CAPITAL EXPENDITURES - R$ MILLION



246
686
1,056
1,085
1,815
427
170
93
91
10
52
195
373
27
92
303
368
143
8
234
196
615
136
44
93
650
674
334
8
148
167
151
40
5
64
72
60
33
4
PROCESSED PRODUCTS
POULTRY
PORK
BEEF
OTHER
2004
2005
2006
2007
2008
1Q08
1Q09

Sadia´s investments totaled R$ 170.3 million in 1Q09, 60.1% less when compared to the R$ 427.1 million invested in 1Q08. Processed products was the segment that most received resources, R$ 72.0 million representing 42.3% of the total invested, followed by the poultry segment that received R$ 60.4 million, which is 35.5% of the total. For pork it was R$ 33.4 million (19.6%), R$ 66 thousand in beef, and in other areas investments totaled R$ 4.4 million (2.6%).

Investments made at the end of 2008 ensure an expansion of 25% in the installed capacity of production and therefore there will be no need for new large investments in coming years to be able to sustain a future increase in demand both from the domestic and export markets.

CAPITAL MARKET

São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (Ibovespa). In this portfolio that lists 64 papers, the relative weight in this index for the four-month period of January to April of 2009 increased from 1.04% in the previous period to 1.14%.

Sadia's shares are included in the Index of Shares with Differentiated Corporate Governance (IGC), the Index of Shares with Tag-Along Rights (ITAG), and the Corporate Sustainability Index (ISE).

Sadia preferred shares [SDIA4] had a year-to-date devaluation of 69.8% in the last twelve months up to March 31, 2009 and Ibovespa fell by 32.9%. The daily average financial volume in 1Q09 fell by 32.1% in relation to 1Q08, reaching R$ 16.5 million compared to R$ 24.4 million in the same quarter for the previous year.


Sadia PN vs. Ibovespa
Base 100 = 03/31/2008
67.1
30.2
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
Sadia
IBOVESPA


Breakdown By Type of Investor - Bovespa
(March/2009)
Companies
11.4%
Foreign
Investor
33.9%
Brazilian Individuals
and Investment Club
36.1%
Brazilian Financial
Institutions
1.7%
Foundations and
Pension Plans
17.0%

New York Stock Exchange

Sadia [SDA] Level II ADRs devalued by 76.8% in U.S. dollars, while the Dow Jones Index devalued by 38.0% in the last twelve months. The average daily trading volume in the quarter dropped 79.7% in relation to the same period in 2008 reaching US$ 1.7 million. ADRs represented 17.6% of the total Sadia preferred shares on March 31.


Sadia ADR vs. Dow Jones
Base 100 = 03/31/2008
62.0
23.2
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
Sadia ADR
Dow Jones

Latibex

Sadia PN shares have been listed on Latibex [XSDI] since November 15, 2004. This market trades Latin American securities on the Madrid Stock Exchange. From March 31, 2008 to March 31, 2009 the shares devalued by 71.9%. The average daily trading volume in the quarter for 2009 was € 185.6 thousand a 9.3% growth over the same period of the previous year when the average daily trading volume was € 169.8 thousand. These shares represented 0.2% of the total Sadia preferred shares at March 31.

MARKET DATA - BOVESPA	1Q08	1Q09	*1Q09/1Q08*
Sadia Common Shares / SDIA3 - thousands (Free Float = 41.4%)	257,000	257,000	
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 93.0%)	426,000	426,000	
Total Outstanding Shares - thousands* (Float = 73.5%)	**683,000**	**683,000**	
Closing Price - R$/share SDIA3	10.00	4.76	*-52.4%*
Closing Price - R$/share SDIA4	**10.40**	**3.14**	***-69.8%***
Mkt. Capitalization - R$ millions	**7,103.2**	**2,144.6**	***-69.8%***
Volume of Shares Traded - thousand	**147,322**	**321,313**	***118.1%***
Daily Average Volume of Shares Traded - thousand	2,455	5,267	
Financial Volume Traded - R$ million	**1,461.0**	**1,008.4**	***-31.0%***
Daily Average Financial Volume Traded - R$ million	24.4	16.5	
	-	-	
MARKET DATA - NYSE	1Q08	1Q09	*1Q09/1Q08*
Total Outstanting ADR´s - thousands (¹)	**33,533,559**	**24,982,800**	***-25.5%***
Participations in Trading Sessions	100%	100%	
Closing Prices - US$/ADR (¹)	**17.79**	**4.12**	***-76.8%***
Mkt. Capitalization - US$ millions(¹)	**596,562.0**	**102,929.1**	***-82.7%***
Volume of Shares Traded (¹)	**21,384,157**	**25,452,040**	***19.0%***
Daily Average Volume of Shares Traded (¹)	350,560	417,247	
Financial Volume Traded - US$ thousand	**509,075**	**103,431**	***-79.7%***
Daily Average Financial Volume Traded - US$ thousand	8,345.5	1,695.6	

(¹) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS

Souces: Sadia, Bovespa and NYSE

Perspectives

Sadia inaugurated on March 23rd, its first unit in the Northeastern region located in the city of Vitória de Santo Antão (PE). The ceremony was attended by the President of the Federative Republic of Brazil, Luiz Inácio Lula da Silva and by the Governor of the State of Pernambuco, Eduardo Campos. This project received investments of about R$ 300 million and should generate 1,500 direct jobs and about 4,000 indirect jobs when it is fully operational. This plant will produce meat products such as cooked sausage, bologna, ham, frankfurters and cold cuts. The capacity of this unit is 150,000 metric tons/year and when it is operating at full capacity should generate additional annual revenues of around R$ 400 million for the company.

The Lucas do Rio Verde factory began its hog slaughtering operations in the month of February to be used in the processed products production and could reach the level of 5,000 heads per day when it is operating at full capacity. In the second phase of implementation of the processed products factory, the Lucas production will reach 100,000 metric tons a year of processed products such as bacon, bologna, and smoked sausage. The first phase is already completed and has an annual capacity of almost 60,000 metric tons. The main destinations of these products are the city of São Paulo and states in the Northeast.

The results generated by the Company in March show signs of improvement for the performance during the next quarters, especially in relation to exports. Countries in Europe and the Middle East, for example, have been showing an increase in demand for poultry.

Administrative Plans

In the opinion of the Company's management, the decisions taken in the operational area at the end of 2008 and beginning of 2009 will begin to generate positive impacts for the Company beginning the second quarter of 2009.

In the corporate area, analyses are under way of possible capitalization operations by means of selling shares and/or association with other Companies.

The Company's strategic plan is in progress and the results should generate positive impacts in the future. However, the Company depends on the capacity to renegotiate its short-term debts and the success of the actions described above to maintain its operations.

The Company's Administration believes that these measures will bring the expected results and will be capable of balancing the short-term financial flow.

Relationship with Independent Auditors

The contracting of any other service other than external auditing with our independent auditors is the responsibility of the Auditing Committee, which is an organ of the Company's Board of Directors. Before making a decision, the Committee will basically evaluate the existence of conflict of interests as stated in articles 22 and 23 of CVM Ruling No. 308/99 and CFC Resolution No. 961/03.

The independent auditors did not provide any other services during the period other than those related to external auditing.

Report 20-F 2007 is filed and is available upon request, free of charge, from http://ri.sadia.com.

EVENTS ON MAY 15 (FRIDAY)

National: Conference Call
Time: 9:00am (Brasília time) 8:00am (ET)
Telephones for connection:
Brazil: (11) 4688-6301

International: Conference Call
Time: 12:00 noon (Brasília time) 11:00am (ET)
Telephones for connection:
Brazil: (11) 4688-6301
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600

The audio and teleconference session of the meeting will be broadcast live on internet along with a slide presentation on the website **http://ri.sadia.com.br**

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on the overall economic performance of Brazil, on the industry, and on the international markets, being therefore subject to change.

EBITDA represents the net income (loss) before the financial result, social contribution, income tax, depreciation, and amortization. EBITDA should not be considered as an alternative to net income (loss), as an indicator of the Company's operating performance, or as an alternative to cash flow as an indicator of liquidity. The Company's management believes that EBITDA provides a useful measure to evaluate its operating performance and to compare it with other companies. However, it is important to bear in mind that EBITDA is not a measure recognized under Brazilian accounting principles and it may be defined and calculated differently by other companies.

The Company's financial information hereby presented is in compliance the criteria of Brazil's corporate legislation based on the financial information audited. The non-financial information as well as other operating information were not the object of special review by the independent auditors.

ANNEX I

INCOME STATEMENT - CONSOLIDATED

Sadia	1Q08		1Q09		1Q09/ 1Q08
	R$ '000	%	R$ '000	%	%
Gross Operating Revenue	**2,587,283**	**113.8%**	**2,862,535**	**116.5%**	**10.6%**
Domestic Market	1,387,507	61.0%	1,702,361	69.3%	22.7%
Export Market	1,199,776	52.7%	1,160,174	47.2%	-3.3%
(-) Sales Tax and Services Rendered	(312,754)	-13.8%	(404,402)	-16.5%	29.3%
Net Operating Revenue	**2,274,529**	**100.0%**	**2,458,133**	**100.0%**	**8.1%**
Cost of Goods Sold and Services Rendered	(1,736,233)	-76.3%	(2,071,896)	-84.3%	19.3%
Gross Profit	**538,296**	**23.7%**	**386,237**	**15.7%**	**-28.2%**
Selling Expenses	(355,445)	-15.6%	(413,773)	-16.8%	16.4%
Management Compensation	(4,531)	-0.2%	(4,454)	-0.2%	-1.7%
Administrative Expenses	(31,078)	-1.4%	(33,445)	-1.4%	7.6%
Employees Profit Sharing	(23,113)	-1.0%	(391)	0.0%	-98.3%
Others Operating Results	12,305	0.5%	7,869	0.3%	-36.1%
Non-Recurring Results	(2,657)	-0.1%	(609)	0.0%	-77.1%
Earnings Before Interest and Taxes	**133,777**	**5.9%**	**(58,566)**	**-2.4%**	**-143.8%**
Financial Result, Net	90,169	4.0%	(260,276)	-10.6%	-388.7%
Equity Pick Up	**0**	**0.0%**	**(235)**	**0.0%**	**-**
Income Before Taxes	**223,946**	**9.8%**	**(318,842)**	**-13.0%**	**-242.4%**
Income Tax and Social Contribution	25,607	1.1%	74,728	3.0%	191.8%
Net Income before Minority Interest	**249,553**	**11.0%**	**(244,114)**	**-9.9%**	**-197.8%**
Minority Interest	1,287	0.1%	(4,918)	-0.2%	-482.1%
Net Income	**248,266**	**10.9%**	**(239,196)**	**-9.7%**	**-196.3%**
EBITDA	**256,937**	**11.3%**	**62,502**	**2.5%**	**-75.7%**

ANNEX II
BALANCE SHEET - CONSOLIDATED

R$ Thousand

Sadia	December 08	March 09
ASSETS		
Current Assets	**7,637,176**	**5,318,083**
Cash and Cash Equivalents	2,163,998	1,360,434
Trade Accounts Receivable	790,467	559,013
Recoverable Taxes	574,787	493,686
Inventories	1,851,020	1,720,965
Marketable Securities	1,345,330	845,875
Other Credits	98,255	115,808
Future Contracts Accounts Receivable	813,319	222,302
Non-Current Assets	**6,021,815**	**6,059,707**
Marketable Securities	270,332	159,945
Recoverable Taxes	1,122,374	323,048
Other Credits	147,076	1,087,595
Investments	15,304	15,184
Property, Plant and Equipment	4,199,901	4,218,207
Intangible	138,113	135,194
Deferred Charges	128,715	120,534
Total Assets	**13,658,991**	**11,377,790**
LIABILITIES		
Current Liabilities	**8,418,017**	**7,009,940**
Loans and Financing	4,164,391	4,272,166
Future Contracts Accounts Payable	2,777,054	1,396,354
Suppliers	918,687	876,485
Salaries and Social ChargesPayable	164,453	157,966
Taxes Payable	70,568	76,216
Dividends	3,901	832
Operating Liabilities	318,963	229,921
Non-Current Assets	**4,776,135**	**4,140,280**
Loans and Financing	4,384,745	3,734,866
Operating Liabilities	391,390	405,414
Minority Interest in Subsidiaries	**53,955**	**50,601**
Shareholder's Equity	**410,884**	**176,969**
Paid - Up Capital	2,000,000	2,000,000
Retained earnings	(1,622,392)	(1,861,588)
Acumulative Translation Adjustments	33,276	38,557
Total Liabilities and Equity	**13,658,991**	**11,377,790**

ANNEX III
CASH FLOW

	March 2008	March 2009
Net Income for the period	**248,266**	**(239,196)**
Adjustments to reconcile net income to cash generated by operating activities:		
Variation in minority interest	(5,535)	(3,354)
Depreciation, amortization and depletion	92,510	120,068
Accrued interest, net of paid interest	139,925	294,855
Result of allocated derivative instruments, net	(117,429)	-
Goodwill amortization	4,880	-
Equity in earnings of subsidiaries	-	235
Deferred taxes	(71,246)	(75,025)
Contingencies	(4,042)	2,016
Result from the disposal of permanent assets	1,072	1,005
Variation in operating assets and liabilities:		
Trade accounts receivable	59,334	231,454
Inventories	(319,893)	130,055
Recoverable taxes and other	(193,274)	(42,565)
Interests and exchange variation	(62,913)	(169,254)
Judicial deposits	(12,951)	2,049
Suppliers	141,521	(42,202)
Advances from subsidiaries	-	-
Taxes payable, salaries payable and others	44,571	(86,047)
Net cash generated by operating activities	**(55,204)**	**124,094**
Investment activities:		
Funds from the sale of permanent assets	528	270
Goodwill	(43,242)	-
Interests and exchange variation	20,785	60,238
Purchase of property, plant and equipment	(410,676)	(167,431)
Purchase of intangible assets	(44)	(2,826)
Purchase of deferred charges	(16,345)	-
Acquisition of subsidiary, net cash	(33,800)	-
Receivables from future contracts	134,948	267,331
Short-term investments	(481,575)	(1,489,852)
Redemption of investments	428,036	2,027,070
Cash applied in investments activities	**(401,385)**	**694,800**
Loan activities:		
Loans received	633,378	1,106,355
Loans paid	(172,537)	(1,601,700)
Payables from future contracts	(48,805)	(1,127,103)
Dividends paid	(131,978)	(10)
Net cash from loan activities	**280,058**	**(1,622,458)**
Cash at beginning of the period	680,655	2,163,998
Cash at end of the period	504,124	1,360,434
Net decrease of cash	**(176,531)**	**(803,564)**



Management Report

1st quarter 2009

Perdigão continued to absorb its new acquisitions during the quarter, completing the consolidation of information technology systems - the SAP system being extended to incorporate Eleva's operations (meats and dairy products). This will translate into important gains in distribution and logistics synergies through the improvement in procedures and integration of product lines and customer base. In addition, benefits will also accrue to administrative and operational processes, to be centralized at Perdigão Services Center - CSP.

Gross sales for the quarter were R$ 3.0 billion, a growth of 6.6%, business being driven particularly by the domestic market. The Company's objective here was to prioritize improved margins even when detrimental to sales volume, and ameliorate the adversities of the period. EBITDA reached R$ 117.8 million, representing an EBITDA margin of 4.5%. Perdigão reported a net loss of R$ 226.0 million, equivalent to a negative net margin of 8.7%. Factoring out a tax loss carried forward and inherited from the incorporation of a subsidiary, the Company would have recorded a net loss of R$ 94 million.

We ended the quarter, a tumultuous one for our businesses, set against a background of volatility in the international markets, the principal factors contributing to Perdgião's weaker margins during this period being: (i) an abrupt decline in export prices; (ii) oversupply in the domestic market due to the reallocation of products originally destined for export; (iii) higher production costs - both due to their formation as well as adjustments in production in view of reduced export volume; (iv) increased commercial expenses due to higher inventory levels; (v) adjustments to present value resulting from the implementation of the requirements under Law 11,638; and (vi) recognition of the tax loss following the incorporation of a company subsidiary.

As for the outlook for 2009, we believe that despite a difficult global economy, Perdigão is operating in a defensive sector and consist of

Perdigão S.A.

Leopoldo Viriato Saboya
CFO and Investor Relations Officer

Stock Exchange Ticker Symbols

Bovespa
PRGA3 - Commom
Novo Mercado (New Market)
NYSE
PDA
ADR Level III

Investor Relations

Av. Escola Politécnica, 760
05350-901 | São Paulo | SP
Phone: (55) 11-3718.5301 / 5306 / 5465 / 5791
Fax: (55) 11-3718.5297
acoes@perdigao.com.br
www.perdigao.com.br/ir

Perdigão is one of the largest Latin America food companies and one of the biggest processing meat in the world. The company exports its products for more than 110 countries.

good of primary necessity. Our global reach and diversified food product portfolio inspires confidence in a gradual recovery in our performance over the coming quarters, including a gain in market share thanks to a sound financial structure. We will continue to identify areas where we can reduce costs and capture synergies in tandem with the further implementation of our go-to-market (Terra Nova) project. The latter is especially focused on a new commercial model with its strategic focus on the customer, and maximization of the force of our business diversification, our brands and our supply chain.

(The variations mentioned in this report are comparisons between the 1st quarter 2009 and the 1st quarter 2008, except where otherwise stated).

Operating and Financial Indicators
1st Quarter 2009

Breakdown of Sales

	Revenue R$ Billion	Revenues as % of Contribution	% Ch. 1Q09/1Q08
Meat	2.1	70.0%	7.8%
Dairy Products	0.6	20.0%	(1.2%)
Others Processed	0.2	6.7%	8.1%
Soybean / Others	0.1	3.3%	31.2%
Total	3.0	100.0%	6.6%
Processed	1.5	50.0%	3.1%

Results

R$ Million

HIGHLIGHTS	1Q09	1Q08	% Ch.
Gross Sales	3,035	2,847	6.6%
Domestic Market	1,887	1,743	8.3%
Exports	1,148	1,104	4.0%
Net Sales	2,603	2,462	5.7%
Gross Profit	535	536	(0.3%)
Gross Margin	20.6%	21.8%	-
EBIT	4	91	(95.5%)
Net Income	(226)	51	-
Adjusted Net Income	(94)	51	-
Adjusted Net Margin	(3.6%)	2.1%	-
EBITDA	118	186	(36.8%)
EBITDA Margin	4.5%	7.6%	-
Earnings per Share*	(1.09)	0.25	-

** Consolidated earnings per share (in Reais), excluding treasury shares*

EBITDA

R$ Million


13.9%
168
8.3%
88
168
11.1%
186
7.6%
118
4.5%
1Q05
1Q06
1Q07
1Q08
1Q09
EBITDA
EBITDA Margin

Sectorial performance

During the quarter, the accentuated decrease in international credit lines and the repatriation of investments drained the global market of liquidity, drastically affecting purchasing volumes from importing countries where many customers were already carrying high levels of inventory. Consequently, global trade was disrupted and inventory ballooned at producers, triggering an accentuated decline in export prices. However, this scenario is gradually changing as international liquidity normalizes. Since March prices have shown signs of recovery, sustained by consumption, which

has returned to almost pre-crisis levels in the leading markets.

On the domestic front, producers facing the difficulties of an inclement business environment and rising inventory, sought to generate cash to meet financial commitments by slashing product prices. Meanwhile, the consumer with confidence levels shaken, chose to remain on the sidelines and reduce expenditures in the face of economic uncertainty.

However, there are already signs of first quarter difficulties moderating with the relative stabilization of economic activity - a fact borne out by April's improved corporate and consumer confidence levels published by the Fundação Getúlio Vargas - FGV.

Exports – In the first quarter, export volume of chicken meat fell 4%, while pork sales to the overseas markets reported an increase of 21%. On the other hand, beef exports posted a decline of 17%. Slackening demand and oversupply translated into greater bargaining power on the part of the importer during the crisis resulting in a sharp fall in prices - by 17.9% and 14.2% in the case of poultry and pork respectively and 10.9% for beef.

Domestic Consumption – In spite of unemployment rates rising to 8.5% in February 2009, the effect of higher real incomes of the order of 4.6% in the quarter had a greater impact on consumption. This, together with government policies to boost economic activity, had a positive influence on retail sales.

Raw Materials - With high existing inventory levels, average corn prices in Brazil fell 20.1%. On the other hand, average soybean prices increased 2.1%, the latter reflecting lower worldwide production and inventory. In-natura milk prices paid to the producer at the farm gate were 15.7% down. All average prices are comparisons with the first quarter 2008.

Perspectives - April's statistics show export volume increasing. The Brazilian Chicken Producers and Exporters (ABEF) and the Brazilian Pork Industry and Export Association (ABIPECS) are forecasting a 2.2% increase in Brazilian exports of chicken meat and 3.9% in pork, respectively for 2009. Influenza "A" is likely to cause a short-term impact on pork consumption, although the announcement that transmission of the disease is not through the eating of pork meat could be positive for Brazil. Unemployment rates are expected to stabilize at between 9% and 9.5% of the economically active population. Consumption is being stimulated through increased real incomes and government stimulus measures (reduction in the IPI excise tax).

Investments and Projects

The Company prioritized investments at the Bom Conselho (PE) and Três de Maio (RS), sites where construction is in progress. Capital expenditures were also dedicated to general improvements and for essential maintenance. Total investments in the quarter amounted to R$ 119.7 million, a value that already takes into account reductions initially envisaged for the year in view of the global downturn. Estimated investment in *capex* for 2009 is R$ 450 million. A further R$ 46.2 million was spent on

replacing flocks and increasing production poultry/hog breeder stock, 5% less than the same quarter last year.

Investments

R$ 119.7 million (94% lower)



Bom Conselho/ Três de Maio 36.6%
Productivity and Optimization 55.0%
New Projects 8.4%

Operating Performance

Production

During the first quarter 2009, with the continued liquidation in importer inventory, begun late in the previous year, the Company announced a reduction of 20% in meat output for export, including the use of technical stoppages and vacation shutdowns to achieve this end. However, while these measures will reduce the need for working capital in the coming months, this strategy produced a spike in costs during the period.

In line with this policy, production statistics reveal a 14.8% cut in poultry slaughter although hog/beef cattle slaughter was up by 9.9%. Meat output as a whole recorded a fall of 10.4%.

Production

	1Q09	1Q08	% Ch.
Poultry Slaughter *(million heads)*	181.5	213.1	(15%)
Hog/ Cattle Slaughter *(thousand heads)*	1,211.0	1,101.9	10%
Production *(thousand tons)*			
Meats	443.8	495.5	(10%)
Dairy Products	263.1	284.7	(8%)
Other Processed Products	30.3	23.8	27%
Feed and Premix *(thousand tons)*	1,143.6	1,291.0	(11%)
One-day Chicks *(milion units)*	172.0	220.2	(22%)

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde, state of Goiás, damage at the distribution center adjacent to the complex being the most serious. Perdigão's just-in-time process was able to respond to the greater demand made on it, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated.

Supplies to domestic and overseas customers from this plant were in no way affected, production at other plants being ramped up to cover the additional demand.

The Rio Verde Agroindustrial Complex is covered by insurance policies including insurance for loss of profits. The Company awaits the corresponding reimbursement for the damage at the installations from the insurance companies.

Domestic Market

Domestic market business reported gross sales of R$ 1.9 billion, 8.3% up on the first quarter 2008, boosted by volume growth of 22.7%. Operating margins for Perdigão's two leading activities - meats and dairy products - both reported improvement.

Sales – Domestic Market

	THOUSAND TONS			R$ MILLION		
DOMESTIC MARKET	**1Q09**	**1Q08**	**% Ch.**	**1Q09**	**1Q08**	**% Ch.**
Meats	**182.5**	**196.2**	**(7.0)**	**995.2**	**908.6**	**9.5**
In Natura	38.6	41.6	(7.3)	159.7	155.0	3.1
Poultry	31.0	31.9	(2.8)	119.4	114.4	4.3
Pork/Beef	7.5	9.6	(22.2)	40.3	40.5	(0.4)
Elaborated/Processed (meats)	144.0	154.6	(6.9)	835.5	753.6	10.9
Dairy Products	**250.8**	**226.0**	**11.0**	**613.9**	**597.7**	**2.7**
Milk	200.6	166.6	20.4	389.1	339.0	14.8
Dairy Products/Juice/Others	50.2	59.3	(15.4)	224.7	258.7	(13.1)
Other Processed	**26.1**	**25.4**	**3.0**	**151.5**	**139.9**	**8.3**
Soybean Products/ Others	152.9	51.4	197.4	126.6	96.5	31.2
Total	**612.4**	**499.0**	**22.7**	**1,887.2**	**1,742.8**	**8.3**
Processed	**220.4**	**239.4**	**(7.9)**	**1,211.7**	**1,152.2**	**5.2**
% Total Sales	**36.0**	**48.0**		**64.2**	**66.1**	

Meats – Sales revenue increased 9.5% on 7% lower volume. Average prices were 16.4% higher to offset the average year on year cost increase of 14.9%. We took the strategic decision to accelerate the process of reducing in-natura product volumes (poultry/pork) to the domestic market - the relative share of this business having increased following the consolidation of Eleva in 2008 - the result being a fall of 7.3% by volume and a 3.1% rise in sales revenue. The main profit driver was processed products which reported a growth of 10.9% in sales on an average price hike of 17.5%, offsetting costs 14% higher.

Dairy products – Margins were restored to a level of performance in line with forecasts, thanks to the restoration a balance in the supply and demand equation this

year, especially with respect to the fluid milk product. Sales rose 2.7% on volumes that were 11.0% higher. Average prices were 7.8% down against average costs that fell 4.8%. Perdigão reported an increase in volume of 20.4% in milk products, including fluid milks and powdered milk. Processed dairy products recorded a decline of 15.4%.

Other processed products – Other processed products sales registered increases in sales and volume by 8.3% and 3%, respectively and are of growing domestic market importance due to the added value impact on results. Other processed products contemplate pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others.

During the quarter, processed products including meats, dairy products and others represented 64.2% of domestic market sales. We are intensifying growth in these segments with a view to improving returns and upgrading our brand penetration in the Brazilian market.

Market Share - %

By Volume



26.3
33.4
32.4
32.1
29.8
13.3
19.0
Specialty meat
Frozen meats
Pastas
Frozen
Pizzas
Dairy Products
Margarines

Source: AC Nielsen – AC. 2009

Marketing – Marketing initiatives have been intensified through the introduction of a range of innovations designed to strengthen the Company's brand names and to leverage sales, particularly in the processed products area. Currently-running publicity campaigns to reinforce the heart brand (Perdigão - Pizzas and Pastas) have included new packaging, the promotion of ecologically correct bags as well as the use of traditional media vehicles. Campaigns were also run for the following brand names: Ouro (bologna sausage), Doriana (margarines) and Confiança (principal brand name on industrialized products sold in the Northeast).

In the context of new product launches, some product portfolio changes were made to the Batavo (dairy products and meats) and *Pense Light* brands. Batavo also signed a sponsorship agreement with Corinthians Soccer Club (one of São Paulo's premier football teams) and organized the Batavinho race (infant-juvenile age group), in São Paulo.

Distribution Channels

In Sales Revenue



1Q09
Institucional 6.1%
Wholesale 22.0%
Small Stores 10.9%
Supermarket 61.0%
1Q08
Institucional 6.8%
Wholesale 19.2%
Small Stores 8.7%
Supermarket 65.3%

Exports

Export revenue was R$1.1 billion, a growth of 4% in the quarter compared with the same period in 2008. This was achieved despite the strong pressure on the international market, with a year on year average price reduction of 22.4% in US dollars-*FOB* (*Free on Board*) and a 22.8% decrease when compared with average prices for the fourth quarter 2008.

Meats – The international crisis forced a reduction in inventory both at the importer and retail levels, in turn provoking a decline in demand for Brazilian imports. As a result, Perdigão revised its planned production volume destined for export by 20% in the first quarter. However, weaker demand saw greater accumulated stock volume on Brazilian supermarket shelves, thus further accentuating the declining price trend on the international market.

In spite of this scenario, meat volume increased 5.1% and export revenue by 6.3%. However, 0.5% higher average domestic prices in Reais due to the currency translation effect which builds in the sharp fall in average prices in dollars already mentioned above, were not sufficient to offset average cost pressures 5.6% up in the quarter. The Company thus reported decrease in margins on its exports.

Perdigão was also obliged to provide additional discounts to customers in order to support the rapidly changing business scenario. In-natura meat products rose 9.7% and 7.5%, respectively in revenue and volumes. On the other hand demand for processed products recorded a decline of 4.1% in revenues and 6.8% in volumes, principally a reflection of slower European demand for turkey-based products.

Dairy products – Shipped volume of dairy products slumped 70.2% in volume and 77.6% in revenues. This was due to a significant reduction in average prices - 24.7% less than 2008 against an average 2.2% increase in costs. Again the international crisis was largely to blame for this impact, as well as higher level of inventories in New Zealand caused by the increase production in this country.

Sales - Export Markets

EXPORT MARKET	THOUSAND TONS 1Q09	1Q08	% Ch.	R$ MILLION 1Q09	1Q08	% Ch.
Meats	**276.1**	**262.7**	**5.1**	**1,140.6**	**1,072.5**	**6.3**
In Natura	235.1	218.7	7.5	893.0	814.3	9.7
Poultry	199.8	187.1	6.8	712.7	660.6	7.9
Pork/Beef	35.3	31.6	11.6	180.3	153.7	17.3
Elaborated/Processed (meats)	41.1	44.1	(6.8)	247.6	258.2	(4.1)
Dairy Products	**1.2**	**4.0**	**(70.2)**	**6.8**	**30.3**	**(77.6)**
Milk	0.8	2.9	(72.4)	4.5	22.7	(80.2)
Dairy Products	0.4	1.1	(64.2)	2.3	7.6	(69.9)
Other Processed	**0.2**	**0.3**	**(45.5)**	**1.0**	**1.2**	**(17.6)**
Total	**277.5**	**267.1**	**3.9**	**1,148.3**	**1,104.0**	**4.0**
Processed	**41.6**	**45.5**	**(8.4)**	**250.8**	**267.0**	**(6.1)**
% Total Sales	**15.0**	**17.0**		**21.8**	**24.2**	

Perdigão reported the following performance in its leading overseas markets:

- ***Europe*** – Export revenue decreased 10.1% while volumes were down 6.5%. Demand and volume pressures strongly impacted sales to this market.
- ***Middle East*** – This market continued to post the most buoyant demand, reporting an increase of 17.7% in volume. In spite of a decline in average prices, revenues were 12.3% higher.
- ***Far East*** – The drop of 6.7% in volumes still translated into a 4.8% improvement in sales due to the gradual recovery in prices recorded during the year.
- ***Eurasia*** – Both revenue and volumes were down by 8.6% and 0.6%, respectively, a reflection of the economic downturn, principally in Russia, due to the reduction of quotas to Brazil.
- ***Africa, the Americas and Other Countries*** – Growth in these markets was 26.3% in export revenue and 5.5% in volume, business being particularly strong from African countries and Venezuela.

Exports by Region

(% net revenue)


1Q09
Other Countries 14.6%
Middle East 30.4%
Eurasia 10.9%
Europe 22.1%
Far East 22.0%


1Q08
Other Countries 12.2%
Middle East 28.1%
Eurasia 12.4%
Europe 25.5%
Far East 21.8%

Economic and Financial Performance

Net Sales – First quarter net sales were R$ 2.6 billion, 5.7% higher than the first quarter of 2008 and reflecting the affects of sharper discounting to the consumer, particularly in the domestic market.

Domestic net sales represented 57% of the total, this market reporting a growth of 8.2% on sales of R$ 1.5 billion. Exports accounted for a diminished share of the Company's business at 43% of total net sales, registering a growth of 2.7% on a R$ 1.1 billion first quarter revenues.

Breakdown of Net Sales (%)


By Product
Others 4.3%
Milk* 12.9%
Poultry 31.1%
Dairy Products 6.6%
Other Processed 4.3%
Pork/Beef 8.1%
Specialty Meats 21.0%
Elaborated/ Frozen Products 11.7%


By Market
Exports 42.9%
Domestic market 57.1%

Cost of Sales – Cost of sales was R$ 2.0 billion, a rise of 7.4%, a faster rate of increase than net sales, thus squeezing margins and representing 79.4% of net sales against 78.2% in 2008 (an increase of 120 basis points).

Narrower margins were largely due to: (i) the gradual increase in items contributing to cost formation during 2008, notably such items as packaging and freight; (ii) a 20% cut in production (destined for the export market), generating cost impacts on the productive chain and a reduction in utilized capacity due to technical stoppages and

(iii) the partial re-allocation of production from the Rio Verde unit to other industrial plants following the fire at the complex.

Gross Profit and Gross Margin – Gross profit for the quarter was down 0.3% at R$ 535.1 million against R$ 536.4 million in the first quarter 2008 due to narrower margins. Gross margin was 20.6% against 21.8% for the same period in the previous year.

Operating Expenses – In a quarter when the Company was still in the process of adjusting production to demand, operating expenses in the form of inventory overheads also contributed to the squeeze on margins. At R$ 531.0 million, operating expenses rose 19.2%, representing 20.4% of net sales against 18.1% in the first quarter of 2008, a 230 basis points increase.

Commercial expenses increased 21.8%. Higher variable expenses with warehousing and distribution also rose, further exacerbated by the transfer of products from Rio Verde to other Distribution Centers due to the fire and the investments in marketing campaigns.

A 4.2% decrease in administrative expenses in the quarter helped offset this weaker performance thanks to efforts to reduce expenses and integrate processes.

Operating Income and Operating Margin – Operating income before financial expenses was R$ 4 million, equivalent to a 0.2% operating margin against 3.7% in 2008. The 95.5% year on year decline was largely due to the impact of the world economic crisis on exports and increased production costs and commercial expenses as explained above.

Financial Results – Net debt increased 56% compared to the first quarter 2008, principally due to the need to reinforce working capital for the Company's business activities - the economic downturn having an adverse effect on cash generation - and to support investments during the period.

In the light of these factors, and due to adjustment in present value with the implementation of Law 11.638 and discounting on sales during the period, net financial expenses increased from R$ 34.5 million to R$ 100.3 million - 190.5% higher, rising from 1.4% of net sales to 3.9% (250 basis points higher).

Debt

	ON 03/31/09			ON 03/31/08	
DEBT	**CURRENT**	**NONCURRENT**	**TOTAL**	**TOTAL**	**% Ch.**
Local Currency	605	660	1,264	761	66
Foreing Currency	1,199	2,942	4,141	2,501	66
Gross Debt	**1,804**	**3,602**	**5,406**	**3,262**	**66**
Cash Investments					
Local Currency	775	-	775	618	25
Foreing Currency	1,029	-	1,029	333	209
Total Cash Investments	**1,803**	**-**	**1,803**	**951**	**90**
Net Accounting Debt	**1**	**3,602**	**3,602**	**2,310**	**56**
Exchange Rate Exposure - US$ Million			**(672)**	**(752)**	**(11)**

Other Operating Results – Increased of 34% refers to the cost of idleness and amounts of the property, plans and equipments' write off due to obsolescence and provisions of indemnity insurance.

Income Tax and Social Contribution – A total of R$ 132 million of tax losses carried forwarded on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 108.3 million against a positive R$ 15.0 million booked to the first quarter in 2008. However, this tax loss, although significant, is compensated by the capture of synergies resulting from the incorporation of the subsidiary into the holding company, thus rationalizing a series of processes and controls and enhancing tax efficiencies arising from an improvement in financial equilibrium.

Net Result and Net Margin – Perdigão reported a net loss of R$ 226.0 million in the quarter as opposed to a net income of R$ 51 million. This again reflects poorly performing markets, narrower margins due to increased costs and commercial and financial overheads as well as the recognition of tax losses with the incorporation of the Company's subsidiary. Ignoring this latter effect, the net result would have been a loss of R$ 94 million.

EBITDA – Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 117.8 million, 36.8% lower year on year. This is equivalent to an EBITDA margin of 4.5% against 7.6% in the same period 2008. Despite management efforts to offset the worst impacts of the international scenario, company results were significantly affected by the adversities of the business environment. However, we expected to see a gradual recovery in our margins and results as from the second quarter.

Breakdown of EBITDA

EBITDA - R$ Million	1Q09	1Q08	% Ch.
Net Income	(226.0)	51.0	-
Non Controlling Shareholders	0.2	0.1	38.5
Employees / Management Profit Sharing	-	4.5	-
Income Tax and Social Contribution	108.3	(15.0)	-
Other Operating Result	15.3	3.5	335.4
Net Financial	100.3	34.5	190.5
Depreciation, Amortization and Depletion	119.8	107.8	11.1
= EBITDA	**117.8**	**186.4**	**(36.8)**

Shareholders' Equity – The Shareholders' Equity was R$ 3.9 billion against R$ 4.2 billion on March 31 2008, 8.1% down on the previous year.

Stock Market

Average daily trading volume on the São Paulo stock exchange - BM&FBovespa and the New York Stock Exchange – NYSE was US$12.2 million in the quarter against US$23.4 million in the first quarter of 2008. This reflects reduced capital markets liquidity and the returns from Perdigão's businesses during the period.

Performance

PRGA 3	1Q09	1Q08
Share price - R$*	28.75	40.25
Traded Shares (Volume) - Millions	36.3	52.6
Performance	(3.3%)	(9.1%)
Bovespa Index	9.0%	(4.6%)
IGC (Brazil Corp. Gov. Index)	4.9%	(10.1%)
ISE (Corp. Sustainability Index)	0.3%	(10.5%)

* Closing Price

PDA	1Q09	1Q08
Share price - US$*	24.81	45.53
Traded Shares (Volume) - Millions	10.2	7.2
Performance	(6.0%)	(7.5%)
Dow Jones Index	(13.3%)	(7.6%)

The Company's shares accounted for 34% of the Brazilian food sector's transactions conducted on the BM&FBovespa in the quarter and 70% of the sector's ADR trading on the NYSE. The Company's equities reported the best liquidity among domestic companies making up the sector.


Shares Performance
140
120
100
80
60
40
PRGA3
71
IBOV
67
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
PRGA3
IBOV


ADR Performance
140
120
100
80
60
40
20
Dow Jones
62
PDA
54
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
PDA
Dow Jones

Social Balance

As at March 31 2009, the Company's labor force stood at 57.4 thousand, 2.8% higher year on year. During the quarter, Perdigão invested R$45.6 million - 10.7% more than the same period 2008 in nutrition, the private pension plan, education, skills upgrading and training, transportation and other benefits contributing to employee well being, quality of life and professional development. Environmental investments amounted to R$ 9.3 million, 18.9 down on investments for the same period in 2008.

Indicators

Main Indicators	1Q09	1Q08	% Ch.
Number of Employees	57,409	55,844	2.8
Net Sales per Employee/Year - R$ Thousand	181.4	176.3	2.9
Productivity per Employee (tons/year)	51.6	57.7	(10.6)

Added Value

R$ 695.6 million – 12.9% lower

Added Value Distribution	1Q09	1Q08
Human Resources	330.3	296.3
Taxes	472.7	305.1
Interest	118.4	146.0
Retention	(226.0)	51.0
Minority Interest	0.2	0.1
Total	**695.6**	**798.5**

Corporate Governance

Highlights – Perdigão was a winner of the IR Awards - Best Corporate Governance category as the best company in corporate governance for the food and retail sector in the international market.

Difused Control – Equal Rights

at March 31, 2009



Sabiá FIM 1.1%
ADR's (NYSE) 7.1%
Previ-BB 14.2%
Real Gr. 0.9%
Foreing Investors 28.8%
Petros 12.0%
Sistel 4.0%
Valia 3.7%
Treasury Shares 0.2%
BIRD Fund 7.3%
Domestic Investors 20.8%

Capital Stock – R$ 3.4 billion
Nr. of Shares – 206,958,103

Announcement to the Market – On April 24, 2009, Perdigão S.A. announced that discussions had been reinitiated with Sadia S.A. with a view to the feasibility of an association between the two companies.
The Company further announced that no document of a legal nature had been signed preliminary to this new round of discussions. It also stated that no timeframe had been set for concluding discussions and that such should not be understood by the market as representing any kind of commitment on the part of the Company. in relation to the finalization of the association between the companies. The Company will make an appropriate and immediate announcement to the market on any definitive fact arising out of these discussions.

Risk Management - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado – Perdigão signed up to the BM&FBovespa's Novo Mercado (New Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company's auditors.

Outlook

Recovery in demand in the principal export markets, principally the Middle East and Far East, combined with improvements in domestic economic indicators should feed through to a gradual improvement in the Company's margins as from the second quarter 2009.

Other important factors can be expected to influence and contribute to corporate performance, the most notable being: the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in this first quarter. Business should also be boosted with the implementation of the New Commercial Model Project - Terra Nova, its strategic focus on the customer, the maximizing of the firepower of our business portfolio, our brands and our distribution network.

While 2009 is of necessity a year of adaptation to the collapse in international markets, triggered by the weakness in the US economy, we believe that the Company should move forward with its strategic vision of sustained long-term growth, management and minimizing the risks of the business and focused on a recovery in returns.

São Paulo, May 2009

Nildemar Secches
Chairman of the Board of Directors

José Antônio do Prado Fay
Chief Executive Officer

Attachment – I

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	03.31.2009	12.31.2008
ASSETS	**10,892.8**	**11,219.5**
CURRENT ASSETS	**5,659.0**	**5,985.1**
NONCURRENT ASSETS	**5,233.8**	**5,234.4**
Long Term Assets	625.2	597.1
Investments	1.0	1.0
Property, Plant and Equipment	2,899.3	2,918.5
Intangible	1,544.7	1,545.7
Deferred Charges	163.6	172.1
LIABILITIES AND SHAREHOLDERS' EQUITY	**10,892.8**	**11,219.5**
CURRENT LIABILITIES	**3,122.0**	**3,080.9**
LONG TERM LIABILITIES	**3,890.9**	**4,027.4**
NON CONTROLLING SHAREHOLDERS	**0.8**	**0.7**
SHAREHOLDERS' EQUITY	**3,879.1**	**4,110.6**
Capital Stock Restated	3,445.0	3,445.0
Reserves	730.7	703.7
Acumulated Results	(296.7)	(38.1)

INCOME STATEMENT	1Q09	1Q08	% Ch.
GROSS SALES	**3,035.5**	**2,846.7**	**6.6%**
Domestic Sales	1,887.2	1,742.7	8.3%
Exports	1,148.3	1,104.0	4.0%
Sales Deductions	(432.4)	(385.0)	12.3%
NET SALES	**2,603.0**	**2,461.7**	**5.7%**
Cost of Sales	(2,068.0)	(1,925.3)	7.4%
GROSS PROFIT	**535.1**	**536.4**	**(0.3%)**
Operating Expenses	(531.0)	(445.5)	19.2%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	**4.1**	**91.0**	**(95.5%)**
Financial Expenses, net	(100.3)	(34.5)	190.5%
Other Operating Results	(21.3)	(15.9)	34.0%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	**(117.5)**	**40.6**	**-**
Income Tax and Social Contribution	(108.3)	15.0	-
Employees / Management Profit Sharing	-	(4.5)	-
Non Controlling Shareholders	(0.2)	(0.1)	38.5%
NET INCOME	**(226.0)**	**51.0**	**-**
EBITDA	**117.8**	**186.4**	**(36.8%)**

All forward-looking statements contained in this report regarding the Company's business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

ATTACHMENT 5

GLOSSARY

ASSETS APPROACH - valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA - measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK - uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE - breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION - conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE - any divisor used for converting economic benefits into value in a simple period.

CAPM - Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW - cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY - commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA - constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL - power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM - value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL - expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE - It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL - value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY - value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE - any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT - benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE - It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing

Value and were calculated through equipment's manual analysis and the repairing maintenance expertise of APSIS' technicians.

FAIR MARKET VALUE - value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL - intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA - usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH - valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE - It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE - It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS - non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE - discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL - sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW - cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE - value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE - date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA - beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE - It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY - capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH - valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY - see assets approach.

MULTIPLE - market value of a company, stock or invested capital, divided by a company's measurement (revenues, income, client volume, etc.).

NON-OPERATING ASSETS - assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS - assets that are necessary for the company operation.

PERPETUITY VALUE - value at the end of the projective period to be added to the cash flow.

PRESENT VALUE - value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA - usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE - specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE - It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) - value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE - It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION - discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS - physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA - usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE - period of time during which an asset may generate economic benefits

VALUATION - act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY - the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE - price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) - model in which the cost of capital is determined by the weighted average of the value.

Small details make all the difference.

APSIS has been making history for more than 28 years. Throughout all these years, it has been part of the history of Brazil and of the world, encompassing its various economic, political, social, cultural, and technological changes.
APSIS is currently a reference in company appraisal, brand and other intangible appraisals, asset appraisal, real estate consultancy and deals, fixed asset management, and environmental management, operating in Brazil and overseas.
This comprises the essential difference in the conquest of great businesses.

- Specialized services in asset appraisal and management.
- 15,000 reports issued throughout the national territory.
- Teams coordinated by post-graduate engineers, with extension course expertise both in Brazil and abroad.
- Compliance with ABNT, CVM, ESA, USPAP, Finep, BNDES, and Federal Revenue Standards.
- International quality in compliance with ASA (American Society of Appraisers) and IBA (Institute of Business Appraisers).
- Online financial market information.


Trust


Solution

business appraisal

Company appraisal
Brand and other intangible asset appraisals
Study of project feasibility
Business Plan
Technical Opinion for corporate reorganization
(Company Act, RIR, FASB, IFRJ, and others)
Legal Opinions


Value

real estate business

Real Estate Prospection
Lease Contract renegotiations
Divestment
Real Estate appraisal
Assistance to investors and funds
Real Estate management
Vocation and Feasibility Studies
Real Estate sale and lease


Solidity

fixed asset

Equity Inventory
Asset Appraisal
Data Conciliation (Physical X Book)
Accounting base (registry, exports, and imports)
Process Training, Formalization, and Auditing

corporate sustentability

RSA Policy
MDL and Carbon Credits
Social-environmental diagnostic
Sustainable Development (DJSI and ISE)
Environmental Auditing (Principles of Ecquador and others)
Social Responsibility (Ethos and GRI)
Ethical Documents
Communications Management


Competence


Credibility

Treasure

clients apsis

ALL - AMÉRICA LATINA LOGÍSTICA
ALLIANT ENERGY
AMBEV (INTERBREW) - COMPANHIA BRASILEIRA DAS AMÉRICAS
BANCO BANIF
BANCO BRADESCO
BANCO DO BRASIL
BANCO IBI
BANCO ITAÚ
BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BELGO SIDERURGIA (GRUPO ARCELOR)
BHP BILLITON METAIS
BNDES - BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BR - PETROBRAS DISTRIBUIDORA
CAEMI MINERAÇÃO E METALURGIA
CARIOCA CHRISTIANI-NIELSEN ENGENHARIA
CARREFOUR COMÉRCIO E INDÚSTRIA
CEG - COMPANHIA DISTRIBUIDORA DE GÁS DO RIO DE JANEIRO
CETUS INVESTIMENTOS E PARTICIPAÇÕES
CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
CLARO
COCA-COLA
CONSTRUTORA ANDRADE GUTIERREZ
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE MINAS
CREDICARD
CREDIT SUISSE FIRST BOSTON
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CVRD - COMPANHIA VALE DO RIO DOCE
DIAGEO
DROGASIL
ELETROBRÁS - CENTRAIS ELÉTRICAS BRASILEIRAS
EMBRATEL - EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES
ESSO BRASILEIRA DE PETRÓLEO LIMITADA
FGV - FUNDAÇÃO GETÚLIO VARGAS
FINEP - FINANCIADORA DE ESTUDOS E PROJETOS
FLEXTRONICS
FURNAS CENTRAIS ELÉTRICAS
GARISA S.A
GERDAU AÇO MINAS GERAIS
GOL LINHAS AÉREAS INTELIGENTES
GOLDMAN SACHS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
GRUPO BRASCAN
GRUPO GLOBO
GRUPO MULTIPLAN
GRUPO OI (TELEMAR)
GRUPO PÃO DE AÇÚCAR
GRUPO VOTORANTIM
HSBC BANK BRASIL
INTELIG TELECOM
KEPPEL FELS BRASIL
LAFARGE BRASIL
LIGHT - SERVIÇOS DE ELETRICIDADE
LIQUIGÁS DISTRIBUIDORA
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LOJAS RENNER
MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA
MONSANTO DO BRASIL
NESTLÉ BRASIL
PETROBRAS - PETRÓLEO BRASILEIRO
PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX UTILIDADES)
PREVI - CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL
REDE RECORD
REPSOL YPF BRASIL
ROLLS-ROYCE ENERGIA
SHELL BRASIL
SHV GÁS BRASIL
SOCIEDADE MICHELIN
SOUZA, CESCON AVEDISSIAN, BARRIEU E FLESCH ADVOGADOS
SUL AMÉRICA
TIM BRASIL
UBS PACTUAL
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
UNIBANCO UNIÃO DE BANCOS BRASILEIROS
VALESUL ALUMÍNIO
VARIG
VEIRANO ADVOGADOS
VIEAMET
VIVO
WHITE MARTINS
WORLD MINERALS DO BRASIL

Rio de Janeiro - RJ
Rua São José, 90 - Grupo 1802
Centro, CEP 20010-020
Tel.: +55 (21) 2212.6850 Fax: +55 (21) 2212.6851

São Paulo - SP
Av. Vereador José Diniz, 3300 - Conj. 808
Campo Belo, CEP 04604-006
Tel.: +55 (11) 2626.0510 Fax: +55 (11) 5041 8206

www.apsis.com.br

APSIS
The difference in great business.